03007883

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Noranda

*CURRENT ADDRESS

PROCESSED
APR 10 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 158 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/1/03

2002










noranda

NORANDA ANNUAL REPORT 2002

A global diversified base metals company

Five business units	Operations in 17 countries	Assets of $11 billion

Noranda is a leading international mining and metals company with total assets of $11 billion at year-end 2002.

Noranda is one of the world's largest producers of zinc and nickel and a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. The Company is also a major recycler of secondary copper, nickel and precious metals. It sells commodity, value-added and manufactured products to its customers throughout the world and employs 15,000 people at its operations and offices worldwide.

Noranda has approximately 241 million shares outstanding and is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Capital Assets by Business


7%
12%
5%
17%
19%
40%
Aluminum
Copper
Nickel
Canadian Copper & Recycling
Zinc
Other



Contents

Notes:

- All funds are in Canadian dollars and units of measurement are metric unless otherwise noted.
- At December 31, 2002, Noranda owned 59.5% of Falconbridge Limited (Falconbridge).
- Some statements contained in this report are made to describe the Company's intentions, expectations or predictions. The Company cautions that these statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied in such statements.

Financial Highlights

FINANCIAL INFORMATION IN CANADIAN AND U.S. CURRENCY

($ millions, except per share amounts) December 31	2002 Cdn $	2001 Cdn $	2002* US $	2001* US $
Results of Operations				
Revenues	6,090	6,152	3,879	3,969
Cost of operations and raw materials	5,117	5,387	3,259	3,475
Depreciation, amortization and reclamation	763	619	486	399
Magnesium and other restructuring costs, net	777	47	495	30
Other operating expenses, net	184	224	117	145
Interest, net	163	140	104	90
Tax recovery	(250)	(191)	(159)	(123)
Minority interest	36	18	23	12
	6,790	6,244	4,325	4,028
Net loss	(700)	(92)	(446)	(59)
Financial Position – at year-end				
Total consolidated assets	11,377	12,141	7,201	7,636
Total corporate borrowings	5,291	4,920	3,349	3,094
Shareholders' equity	2,928	3,797	1,853	2,388
Other Financial Information – per common share				
Loss per share – Basic	(3.02)	(0.47)	(1.92)	(0.30)
Dividends paid	0.80	0.80	0.51	0.52
Book value (at year-end)	10.40	14.19	6.58	8.92
Common share price (at year-end)	14.21	15.00	8.99	9.43

***US $/CDN $ Exchange Rate**

	2002	2001
Average rate	1.57	1.55
At year-end	1.58	1.59

Capital Investment Program
($ millions)



$1,339
$1,340
$824
$745
2000
2001
2002
2003F
F: forecast

The major portion of Noranda's capital investment program of the last four years has been completed.

Geographic Diversification of Sales



19%
24%
10%
4%
43%
Canada
United States
Other
South America
Europe

Noranda's sales continue to be well diversified, with the important U.S. market accounting for the leading share.

Average Metal Prices 2002 vs 2001



14%
-1%
-8%
-13%
Aluminum
Nickel
Copper
Zinc

The economic slowdown negatively affected the prices of most of Noranda's main metals.

Strength in Diversity

Description | Sales



Aluminum

Noranda Aluminum has five plants in the United States and one in Mexico that produce primary aluminum (New Madrid Smelter) and aluminum foil and light sheet (Norandal USA).


17%

$1.0 billion



Copper

Operations in the Copper Business include the Altonorte smelter and the Antamina (33.75%), Collahuasi (44%) and Lomas Bayas mines.


19%

$1.2 billion



Canadian Copper and Recycling

This copper mining, smelting and recycling business consists of the Horne smelter, CCR refinery, the Kidd Creek operations and four recycling and collection facilities.


34%

$2.1 billion



Zinc

The Zinc Business includes the operations of the Brunswick mine and smelter and the Matagami mine. Noranda's interest in the Noranda Income Fund is also reported through this business unit.


10%

$0.6 billion



Nickel

The Nickel Business comprises the Falconbridge Integrated Nickel Operations and the Falcondo ferronickel operation.


22%

$1.3 billion

2003 Objectives	Cash Cost Breakdown

1. Minimize working capital and capital expenditures levels
2. Secure energy contract beyond 2005
3. Improve customer and market focus in foil operations


Raw materials 44%
Energy 21%
Labour 18%
Other 14%
General 3%

1. Collahuasi – continue the concentrator expansion project and the transfer of mining activity from the Ujina to Rosario deposit
2. Antamina – achieve full financial completion, maximize process in the grinding circuit and develop more robust, long-term local training and hiring program
3. Lomas Bayas – optimize leaching process, start evaluation of Fortuna del Cobre development and develop plans to increase crushing capacity
4. Altonorte – complete capacity expansion in first quarter and within budget and identify process improvement opportunities to improve capacity further


Raw materials 51%
Energy 9%
Labour 9%
Supplies and consumables 16%
Other 13%
General 2%

1. Successfully resolve strike situation at the Horne smelter
2. Deliver Mine D development at the Kidd Creek operations on time and on budget
3. Grow and develop the business of disassembling electronic material for recycling
4. Reduce costs and improve margins
5. Maximize the process efficiencies of integrating the Falconbridge and Noranda copper metallurgical plants


Energy 23%
Labour 41%
Supplies 20%
Contract & other 12%
Other 4%

1. Manage existing resources prudently to extract the best possible return
2. Provide feed and develop new feed sources for the Income Fund


Energy 15%
Labour 45%
Supplies 26%
Other 14%

1. Optimize profitability of smelting and refining operations
2. Focus on improving shareholder value and increasing return on net assets
3. Aggressively seek new growth opportunities and increase our exposure to nickel through acquisitions, exploration, new process technology and the development of Koniambo


Supplies and raw materials 22%
Energy 27%
Labour 34%
Contractors 14%
Other 3%

Objective, Progress and Goals

Noranda's objective: Achieve a better than 15% return on equity over the commodity price cycle of its products



2002 progress towards the objective

Ramped up new projects and increased production over 2001:

- 33% higher copper concentrate
- 9% higher zinc concentrate
- 7% higher primary aluminum
- 14% higher aluminum foil

Reduced costs:

- closed the Gaspé copper smelter
- aligned some activities with Falconbridge
- scaled back investment in exploration and technology
- temporarily shut down the magnesium plant
- reduced the overall workforce by 12%

= a doubling of cash flow from operations despite lower metal prices



2003 goals

- Improve economics of Canadian metallurgical operations
- Advance development of copper and nickel mining projects
- Achieve optimal production at new projects
- Build the recycling business through targeted acquisitions and alliances
- Reduce capital investments and ensure future investments meet return criteria
- Continue to build performance culture based on Noranda's 15%-return objective







Letter to Shareholders



The focus of Noranda's management in the past year has been on completing the construction and ramping up of new projects, identifying and removing unnecessary costs, taking action with regards to unprofitable operations and creating a more focused and accountable management team. In this regard, significant progress has been made. We have increased production, reduced costs, increased cash margins and improved Noranda's ability to generate earnings.

TOP
DEREK PANNELL
President and Chief Executive Officer

BOTTOM
DAVID KERR
Executive Chairman

Earnings Variance
2002 vs 2001 *($ millions)*


$55
$34
$-9
$-18
$-40
Metal prices
Volumes
Costs and other
Impact of Horne strike
Unusual items*

* Excludes writedown of magnesium plant

However, much of what we achieved in 2002 was masked by low selling prices for our primary metal and fabricating production, low treatment revenues in our custom smelting businesses and a labour strike at the Horne copper smelter. As a result, we have reported a loss in 2002 of $110 million before taking into account $590 million of writedowns and other unusual items. This compares with a loss of $133 million before a positive impact of other unusual items of $41 million in the preceding year. While this change is more fully analyzed in the Management's Discussion and Analysis section of this report, it is worth noting that if metal prices in 2002 had been at levels similar to 2001, our results before unusual items would have been approximately $40 million better.

Completing Projects and Ramping Up Production

In 2002, we increased the value of Noranda's asset base by ramping up production in most of our businesses.

The giant Antamina copper/zinc mine in Peru, completed in the fourth quarter of 2001 under budget and ahead of schedule, produced over 110,000 tonnes of copper in concentrate and 75,000 tonnes of zinc in concentrate in 2002. By the end of the year, the mine had met almost all of the production requirements for the release of Noranda from the guarantee of its share of the construction debt. Completion of all requirements is expected in the second quarter of 2003.

The ramp-up of production at our new state-of-the-art aluminum foil plant in Huntingdon, Tennessee continues to go according to plan and the additional production has allowed us to significantly decrease costs and increase market share. The increased capacity has also made it possible for us to enter new markets such as lithographic sheet, where the value-added premiums are higher.



Antamina

The Antamina mine is a major success, overcoming significant challenges of size, complexity and remoteness.



Huntingdon

The new foil plant utilizes state-of-the-art technology in casting, rolling and materials handling.



Altonorte

The expanded Altonorte smelter will double copper production, triple sulphuric acid output and reduce unit costs by 25%.

The primary aluminum plant in New Madrid, Missouri, had a record production year mainly as a result of the single-anode technology that was introduced in 2000. By the end of 2002, the plant was operating at its new annual design production capacity of 250,000 tonnes.

The expansion project at the Altonorte copper smelter in Chile, was completed on time and under budget. The expansion increases throughput capacity by 116% while greatly reducing emissions and lowering unit costs by 25%. The smelter had a record production year for both copper anodes and sulphuric acid.

Reducing Costs

In the second quarter of 2002, we closed the Gaspé copper smelter in Quebec after a comprehensive study failed to identify an economically feasible option that would enable the smelter to become competitive. The smelter produced 109,000 tonnes of copper anode and 220,000 tonnes of sulphuric acid in 2001.

Our investment in exploration and technology was scaled back in 2002 to levels that reflect our strategic needs and the fact that we already have excellent property development opportunities in our current portfolio. On the exploration front, we will focus our resources on the most promising projects within the copper and nickel sectors because of our more optimistic outlook for those two businesses. With technology, we have physically transferred our support services closer to the business units that use them and have adopted a pay-for-services approach. This should ensure that the level of service fits the needs of the businesses. As a result of these initiatives, annual expenses are being reduced by $80 million over a three-year period.

In January 2003, we announced our intention to shut our magnesium production until selling prices increase and the resumption of operations is financially justified. While the new technology that Noranda developed works and we are producing high-quality magnesium, the current oversupply of magnesium and the negative outlook for magnesium prices has led us to conclude that continued operation of the plant at this time would be uneconomic. We estimate cash savings and improved operating results for 2003 of

Exploration, Research and Development Investment
($ millions)


$142
$115
$76
$60
2000
2001
2002
2003F

F: forecast

> During 2002, we made changes to the way our Company operates. The most wide-sweeping change was the alignment of certain activities of Noranda and Falconbridge.

approximately $100 million as a result of this closure. Although we firmly believe in a positive future for magnesium, we have faced reality and adjusted to the developments in the marketplace.

Changing the Way We Do Business

During 2002, we made visible changes to the way our Company operates. The most wide-sweeping change was the alignment of certain activities of Noranda and Falconbridge. The driving force behind this initiative was the need for both companies to improve profitability. By the end of the year, we had combined the Toronto headquarters of both companies into one location with separate offices for the administration of each business unit. In Santiago, Chile, the activities of the two companies were merged with the mandate to manage and grow the South American investments of both Noranda and Falconbridge. This first phase of alignment has resulted in approximately $11 million of annual cost savings shared between the two companies.

Going forward, we anticipate additional savings in South America. For instance, we will be able to link the sulphuric acid production at the expanded Altonorte copper smelter with the requirements of the Lomas Bayas copper mine, where sulphuric acid is an integral input to the production process.

In North America, the principal focus will be on expanding links between the CCR copper refinery in Montreal, the Horne copper smelter in Rouyn-Noranda and the Kidd Creek operations in Timmins. It is expected that the economics of the three operations will be greatly improved and that the custom smelting and recycling businesses will be more efficient.

Changing the way we do business has been consistent with our continued pursuit of Six Sigma performance. In 2002, Six Sigma efforts resulted in approximately $51 million of additional pre-tax earnings. It also resulted in greater discipline being applied to capital investments. Rigorous project planning and disciplined execution coupled with progressive audits allow us to accurately re-forecast project costs and investment performance. For example, at Collahuasi, expansion costs have been reduced by US$25 million. At the Kidd Creek mine, where we are extending mining activities to deeper levels, and at the Altonorte copper smelter, a strengthened project management will ensure greater certainty of results.

Creating a Focused, Accountable Management Team

In 2002, we saw the benefits of having formed five separate business units and aligning certain activities of Noranda and Falconbridge. A new management team has been created with the appointment of three new leaders who are focused on common goals and who are working well together.

Nickel

For 2003, the nickel market is forecast to move into a deficit as demand is expected to outpace supply. If economic conditions improve more than anticipated, nickel prices can be expected to respond favourably.

Copper

With the continuation of production cutbacks and a projected modest recovery in demand, the copper market is expected to swing into deficit in 2003, which should lead to a drawdown in stocks.

Zinc

In 2003, metal supply should once again exceed demand but to a lesser extent than the previous two years. As a result, only a modest recovery in price levels is anticipated while stocks remain high.

Aluminum

Conditions are not expected to differ materially from 2002, as much of the aluminum market's attention will continue to be focused on China. While it is expected to be a net exporter through the near and mid-term, it is wondered how long it will retain that status.

In the North American foil industry, cutbacks and closures of older facilities are expected to have a positive influence in the marketplace.

> Each of the five business units have been given a clear mandate – improve operating cash flow, reduce capital investment, lower costs, increase productivity and execute projects in the most efficient manner possible.

The reorganization of support functions brought new leadership to exploration, research, human resources and project management. This combining of new blood with increased empowerment and accountability and a focus on rate of return on investment has led to the taking of tough decisions. The most visible examples are the closure of unprofitable operations and the reduction of our workforce by 12%.

Looking Ahead

Each of the five business units have been given a clear mandate for 2003 – improve operating cash flow, reduce capital investment, lower costs, increase productivity and execute projects in the most efficient manner possible.

Over time, new investments in the businesses will vary depending on their respective market outlook. As a general comment, we see nickel and copper mining providing a better opportunity for growth investment than metallurgical processing.

Of all of our businesses, the nickel unit offers the best opportunity for further near-term expansions. The outlook for the nickel price is good and we have attractive opportunities for growth in mining projects at Montcalm and Nickel Rim South, in Ontario, and Koniambo, in New Caledonia, which we expect to advance to the construction stage.

> Of all of our businesses, the nickel unit offers the best opportunity for further near-term expansions. The outlook for the nickel price is good and we have attractive opportunities for growth in mining projects.

At our Canadian metallurgical operations, we are building on our widely-recognized ability to recycle metal-bearing materials. In South America, we continue to advance the development of our El Pachón, El Morro and West Wall projects towards mine status.

In our zinc business, we have prepared for a period of continued low prices. For this reason, we have postponed the development of two high-grade zinc reserves, the Perseverance deposit in Quebec and the Lady Loretta deposit in Australia. We will only proceed when market conditions are more receptive and better economic value can be realized from these resources.

The aluminum business unit is just completing a period of significant investment in primary metal and rolled aluminum production. Our attention is focused on achieving full production and increasing our market share in targeted product segments.

The Changing Industry Dynamics

The low price environment of the past 24 months has prompted different responses among producers. A number of companies producing copper and nickel have taken high-cost supply out of the market through voluntary cutbacks or permanent closure. Because there is a dearth of new mining projects, this has resulted in a healthier balance of supply and demand for the two metals.

However, producers for the zinc and aluminum markets have not reacted in a similar manner. Voluntary North American production cutbacks in the zinc supply were offset by the re-starting of operations by some other producers. With aluminum, the market has also been hurt by excessive capacity. Chinese production has increased roughly 40% over 2001 and some smelters in the Pacific northwest have restarted operations since the easing of the energy crisis of 2000.

The high level of economic activity in China has a direct and meaningful impact in all of the markets in which Noranda operates. In order to anticipate and respond to this growing influence, we intend to continue to monitor these developments through various channels, including expanding our existing commercial and industry contacts.

Cash Position

In 2002, Noranda's net debt position rose by $193 million. In the circumstances of significant capital investment and low prices for our products, this increase was expected. During the year, we sold 51% of the CEZ refinery in Valleyfield, Quebec, via an income trust for net proceeds of $410 million.

In the year ahead we are forecasting that capital investments will be lower than in 2002, notwithstanding the significant ongoing investment that Falconbridge will be making in new projects. With lower capital investment requirements and Noranda's improved cash

There are signs that metal selling prices in 2003 will be better than last year. A continuation of this trend coupled with our improved asset base and cost structure should significantly increase our cash flow and earnings.

generating capability, we are anticipating that the total debt, after payment of dividends, will decline in 2003.

Subsequent to year-end, the Company filed a preliminary prospectus providing for the issuance of up to $175 million of preferred shares. In addition, the Company received standby commitments to purchase $300 million of the Company's preferred shares. The preferred share issue and the commitments, combined with Noranda's available credit, position us well financially to meet any refinancings, debt maturities or other cash flow needs.

Metal Prices Showing Early Improvement Over 2002
(% increase)


+5%
+5%
+24%
Copper +5%
Aluminum +5%
Nickel +24%

Noranda's Common Share Dividend

We recognize that many shareholders own common shares of Noranda because of the longevity and reliability of its dividend, which has been paid for 70 consecutive years. As Noranda's current management, we do not want to interrupt this record and we are managing the Company with this objective in mind.

Positioned to Deliver

As we write this message, there are signs that metal selling prices in 2003 will be better than last year. A continuation of this trend coupled with our improved asset base and cost structure should significantly increase our cash flow and earnings.

Nevertheless, we can assure you that, regardless of where we are in the price cycle, there will be no let-up in our efforts to create value for shareholders. We have set ambitious targets for ourselves and are committed to doing everything within our control to achieve them.

We would like to thank our employees for their resolve and dedication in making 2002 a year of many accomplishments for Noranda.

On behalf of the Board of Directors,

DEREK PANNELL
President and
Chief Executive Officer

DAVID KERR
Executive Chairman

February 10, 2003

Financial Section

Today, Noranda is better positioned than it was a year ago and tangible results of its efforts are visible. As a result of its multiple and wide-ranging improvement measures, the Company has succeeded in reducing its operating costs on a recurring basis.

10% = **$150 million**

increase in metal prices = increase in net earnings ($0.62 per share)

Management's Discussion and Analysis provides a review of the performance of Noranda Inc. and its wholly-owned subsidiaries ("the Company") and its partially-owned subsidiaries, joint ventures and associated companies (together, "Noranda"). Performance for 2002 is compared with 2001, and issues and risks that can be expected to impact on future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intend", "should" and similar expressions are intended to identify forward-looking statements.

Management's Discussion and Analysis

Overview

The year 2002 was a very challenging one for Noranda. For the second year in a row, markets were depressed for all base metals.

On the revenue side, the depressed metal prices translated into lower sales at Noranda's businesses and, equally important, into lower by-product credits for both base and precious metals, a fact which further affected the profitability of otherwise healthy operations. Moreover, treatment charges for copper fell considerably year-over-year.

On the cost side, Noranda faced increasing pressures, especially for energy, the renewal of collective agreements and additional pension funding requirements, while sustaining a strike at the Horne copper smelter.

As a result, Noranda reported a net loss of $110 million before unusual items of $590 million, items which will be reviewed in detail in the report on the consolidated results on page 14.

This has reinforced Management's determination to continue taking the necessary steps to reposition the Company as a lower cost and more efficient organization, with solid foundations and a significant upside potential when metal markets improve. The first and foremost goal of the Company remains to deliver a 15% return on equity over a complete business cycle. An objective it has not yet been able to achieve.

As a result, the Company has been pursuing diligently and systematically the rationalization of its five businesses and their respective operations and the widespread implementation of cost-reduction initiatives, and has been focusing on maintaining or enhancing its financial flexibility.

During the last 18 months, the Company has achieved the following:

Rationalizing Businesses

- Closed or is in the process of restructuring under-performing assets (closed Gaspé copper smelter in Murdochville, Quebec and Warsaw, Kentucky, aluminum wheel plant; converted the Brunswick lead smelter in New Brunswick to an eight-month operation).
- Initiated the shutdown of the Magnola magnesium plant. Detailed discussions with its 20%-partner, the Société générale de financement du Québec, are still ongoing. However, the intent is to stop funding the operating losses and shut the plant in the first quarter of 2003 until market prices return to more economically sustainable levels. This closure removes a large uncertainty from the outlook for the Company and Management estimates that it will result in an improvement in operating income and cash flow of $100 million in its original forecast for 2003.
- Postponed the development of Perseverance zinc mine in Quebec until zinc metal prices and market fundamentals warrant it.

Improving Costs and Production Efficiencies

- Reduced corporate staff by 30% and overall staff by 12% since mid-2001.
- Expanded usage of efficiency and improvement methodology, Six Sigma, to all operations at Falconbridge.
- Reduced the Technology and Exploration functions' budgets by $80 million annually over a three-year period. This was possible because of an already substantial portfolio of advanced development projects.
- Completed the alignment of activities between the Company and its subsidiary, Falconbridge, to share synergies and position both companies for further benefits down the road. These synergies are expected to achieve annual cost savings of $11 million shared between the two companies.

Harvesting Benefits of Prior Capital Investments

- Completed a multi-year growth program that will generate increased production in all business segments and will significantly improve the leverage to higher metal prices.
- Initiated start-up of the expanded Altonorte copper smelter and continued ramp-up of the aluminum foil plant in Huntingdon, Tennessee and the Antamina copper/zinc project.

Enhancing Financial Flexibility and Discipline

- Capped the Company's unconsolidated capital investments to strictly-maintenance level of $120 million in 2003 and initiated the use of a rigorous approval review for all major projects and capital investment decisions.
- Created the Noranda Income Fund, which now owns the CEZ facility – considered an under-valued asset by the Company – and sold a 51% interest for net proceeds of $410 million.
- Filed a preliminary prospectus and obtained commitments subsequent to year-end to purchase up to $475 million of Noranda's preferred shares.
- Committed to periodically review asset base to see if there are opportunities for divestitures or other combinations.
- Completed the following financings; US$300 million 10-year debenture, US$250 million 10-year debenture (Falconbridge), extended US$90 million credit facility for five years (Lomas Bayas), renewed US$390 million three-year credit facility (Falconbridge).

Assembling New Management Team and Defining Strategic Direction

- Made significant changes in the composition of senior management team by appointing a new Chief Executive Officer, a new Chief Financial Officer and three new business unit leaders.
- Increased ownership in Falconbridge from 55.5% in 2001 to 59.5% by year-end 2002 and remains committed to increasing this share over time.
- Completed an in-depth strategic planning process by year-end 2002. The main decision was to focus the Company's investments and development efforts primarily on the nickel and copper businesses. These offer the most attractive growth opportunities due to their current and anticipated fundamentals and the quality of the Company's asset base. The other businesses, which have all benefited from recent investment programs, will continue to deliver improved results with their existing asset base.

Noranda is also exploring avenues to enhance the efficiencies and profitability of the Canadian Copper and Recycling business unit, which includes a variety of mining, smelting, refining and recycling assets. It is reviewing ways to improve all aspects of the business model, from feed supply to the possible use of different technologies and the redefinition of the role of each facility in the treatment process. The objective is to build on the strengths and address the weaknesses of the respective facilities. The Company also sees much potential in the recycling business, which could be the best available option to maintain viable operations at the Horne smelter once the local concentrate feed has been depleted in three to four years.

Today, Noranda is better positioned than it was a year ago and tangible results of its efforts are visible. As a result of its multiple and wide-ranging improvement measures, the Company has succeeded in reducing its operating costs on a recurring basis. In 2002, cash from operations, before changes in non-cash working capital, increased by $269 million to $513 million despite lower metal prices. It is expected that the impact of these cost-improvement measures will be more apparent in 2003. In addition, the recent completion of the Company's major investment program has significantly increased metal production and therefore leverage to improving metal prices.

Noranda is well positioned to grow its core copper and nickel businesses. Its copper assets in South America already form a strong business platform. Its large mines are long-life, low-cost and low-risk assets. As well as being easily expandable, they have been developed with solid partners. They fit perfectly into the Company's growth strategy. The integration of mines and metallurgical assets provides unique opportunities to further reduce infrastructure, supply and marketing costs.

The nickel business also offers attractive opportunities. It has a proven expertise in the exploration, mining, marketing and production of nickel, a metal with fundamentals currently perceived as the most favourable of all of the base metals. The Company still has growth potential for its nickel mining activities in the Sudbury basin. The Raglan mine, in Northern Quebec, was the most recent demonstration of the technical capabilities of the business and also has growth and production expansion opportunities. The Koniambo project, in New Caledonia, has high-grade resources and could be developed using a proven, updated pyrometallurgical technology.

Financial Summary

$ millions	2002	2001
Revenues	6,090	6,152
Cost of operations	2,933	2,910
Purchased raw materials	2,184	2.477
Corporate, general administration, exploration and research	167	201
Other operating costs	17	23
Depreciation, amortization and reclamation	763	619
Magnesium and other restructuring costs, net	777	47
Interest expense, net	163	140
Tax recovery	(250)	(191)
Minority interest	36	18
Net loss	(700)	(92)

Consolidated Results

Revenues for the year ended December 31, 2002 were positively impacted by the inclusion of a full year of production from the Antamina and Lomas Bayas mines as well as higher sales volumes from both the Company's primary aluminum and foil operations. These increases were offset by the impact of the unionized workers' strike at the Horne smelter, the lower revenues resulting from the sale of 51% of the CEZ refinery in May 2002 ("sale of CEZ"), and lower realized prices for zinc, aluminum and precious group metals.

Cost of operations of $2.9 billion were relatively unchanged from the previous year as cost increases related to the operation of the Antamina and Lomas Bayas mines and higher production in the aluminum and nickel businesses were offset by cost reductions resulting from the sale of CEZ, the reversal of Noranda's pension asset valuation allowance of approximately $102 million, cost reductions from the Six Sigma program, and the alignment of various activities of the Company and Falconbridge.

The Company's pension valuation allowance has been fully reversed as at the end of 2002. Depending on a number of variables, including stock market performance, returns on investments and changes to pension plans, the Company's pension expense may be higher in future years.

The cost of purchased raw materials was lower year-over-year due to lower purchasing requirements caused by the strike at the Horne smelter and the closure of the Gaspé smelter.

Higher depreciation, amortization and reclamation expenses were recorded during the year as new projects were started up and additional provisions of $48 million were recorded for the reclamation of the Company's shutdown operations.

Total expenses for corporate and general administration, exploration and research of $167 million is almost 17% lower than in 2001 mainly as a result of the revised focus of the exploration and research programs. The exploration resources are now focused primarily on the most promising projects within the copper and nickel businesses and the research resources are now located closer to the business units that use them and are utilized on a pay-for-service basis.

Magnesium and other restructuring costs of $777 million include an $811-million write-down of the magnesium plant and restructuring provisions, at various operations, of $64 million offset by the gain of $98 million on the sale of CEZ.

Net interest expense of $163 million is higher than the $140 million recorded in 2001 as previously capitalized interest, related to the new projects now in operation, began to be expensed in 2002. As a result of the write-down and planned shutdown of the magnesium plant, interest expense previously capitalized against the project will begin to be expensed in 2003.

Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standards for *Stock-Based Compensation and Other Stock-Based Payments* and the new CICA accounting recommendations on the *Impairment of Long-lived Assets.* Please refer to Notes 1 and 2 in the Notes to the Consolidated Financial Statements.

Production Volumes

Mine Production[1] – metal in concentrate

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper			
Kidd Creek	57.5	45,434	42,340
Sudbury Division	57.5	31,050	22,858
Collahuasi	25.3	185,014	193,135
Lomas Bayas	57.5	59,304	24,702
Raglan	57.5	6,500	6,915
Antamina	33.75	111,599	27,148
Louvicourt	28.0	19,527	22,479
Other	100	16,174	17,166
Total		474,602	356,743
Noranda Inc.'s share		328,071	217,589
Zinc			
Brunswick	100	277,417	303,881
Antamina	33.75	77,876	18,836
Kidd Creek	57.5	104,083	81,670
Louvicourt	28.0	9,004	8,049
Matagami	100	84,792	88,754
Other	100	—	8,101
Total		553,172	509,291
Noranda Inc.'s share		505,517	469,433
Nickel			
Sudbury Division	57.5	27,833	25,226
Raglan	57.5	24,636	24,570
Falcondo	49.0	23,303	21,662
Total		75,772	71,458
Noranda Inc.'s share		41,587	37,546
Cobalt			
Sudbury Division	57.5	690	630
Raglan	57.5	386	318
Total		1,076	948
Noranda Inc.'s share		619	521
Lead			
Brunswick	100	76,177	83,127
Noranda Inc.'s share		76,177	83,127
Silver (000 ounces)			
Brunswick	100	6,228	7,051
Kidd Creek	57.5	3,671	2,865
Antamina	33.75	2,439	686
Other	100	597	776
Total		12,935	11,378
Noranda Inc.'s share		11,273	9,966

1 All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina, which represents Noranda's 33.75% joint-venture interest.

2 The Company's average beneficial interest in Falconbridge was 57.5% in 2002 and 55.0% in 2001. The average beneficial interest in Novicourt was 62.1% in 2002 and 61.4% in 2001.

3 The Company sold the CEZ refinery to the Noranda Income Fund in May 2002. It currently owns 49% of the Fund's outstanding units.

Smelter and Refinery Production[1]

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper smelted			
Horne	100	147,020	188,145
Gaspé	100	29,612	108,673
Altonorte	100	147,059	145,991
Sudbury Division	57.5	20,518	17,892
Kidd Creek	57.5	144,094	132,100
Total		488,303	592,801
Noranda Inc.'s share		418,326	525,305
Copper refined			
CCR	100	244,252	323,023
Kidd Creek	57.5	146,526	127,824
Nikkelverk	57.5	30,632	26,722
Collahuasi	25.3	26,678	26,180
Lomas Bayas	57.5	59,304	24,702
Total		507,392	528,451
Noranda Inc.'s share		395,531	436,008
Zinc refined			
CEZ[3]	100	86,984	265,525
Noranda Income Fund[3]	49.0	184,091	—
Kidd Creek	57.5	145,309	140,073
Total		416,384	405,598
Noranda Inc.'s share		260,672	342,565
Nickel smelted			
Sudbury Division	57.5	57,854	54,892
Total		57,854	54,892
Noranda Inc.'s share		33,260	30,191
Nickel refined			
Nikkelverk	57.5	68,530	68,221
Falcondo	49.0	23,303	21,662
Total		91,833	89,883
Noranda Inc.'s share		50,820	47,680
Cobalt smelted			
Sudbury Division	57.5	1,955	1,788
Total		1,955	1,788
Noranda Inc.'s share		1,124	983
Cobalt refined			
Nikkelverk	57.5	3,994	3,314
Noranda Inc.'s share		2,296	1,823
Lead refined			
Brunswick	100	90,167	98,868
Noranda Inc.'s share		90,167	98,868
Aluminum			
Primary operations	100	236,459	220,234
Noranda Inc.'s share		236,459	220,234
Silver refined (000 ounces)			
CCR Refinery	100	40,439	42,943
Noranda Inc.'s share		40,439	42,943
Gold refined (000 ounces)			
CCR Refinery	100	1,030	1,236
Noranda Inc.'s share		1,030	1,236

Metal Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper			
CCR	100	271,150	331,592
Kidd Creek	57.5	110,575	105,143
INO[4]	57.5	54,495	34,514
Collahuasi	25.3	45,496	37,476
Lomas Bayas	57.5	60,265	27,415
Total		541,981	536,140
Noranda Inc.'s share		426,851	294,877
Zinc			
Kidd Creek	57.5	145,411	141,671
CEZ[3]	100	85,383	260,196
Noranda Income Fund[3]	49.0	187,569	—
Total		418,363	401,867
Noranda Inc.'s share		260,832	338,115
Nickel			
INO[4]	57.5	71,153	65,239
Noranda Inc.'s share		40,906	35,881
Ferronickel			
Falcondo	49.0	21,446	24,572
Noranda Inc.'s share		12,329	13,515
Cobalt			
Nikkelverk	57.5	2,932	2,316
Noranda Inc.'s share		1,686	1,274
Aluminum			
Primary operations	100	242,289	223,105
Noranda Inc.'s share		242,289	223,105
Fabricated aluminum			
Norandal	100	127,911	112,430
Noranda Inc.'s share		127,911	112,430
Aluminum wheels (000 units)			
American Racing Equipment	100	2,547	2,885
Noranda Inc.'s share		2,547	2,885
Lead			
Brunswick	100	90,896	99,535
Noranda Inc.'s share		90,896	99,535
Gold (000 ounces)			
CCR	100	953	1,128
Noranda Inc.'s share		953	1,128
Silver (000 ounces)			
CCR	100	41,210	41,291
Total		41,210	41,291
Noranda Inc.'s share		41,210	41,291

Concentrate Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2002[2]	2001[2]
Copper			
Antamina[5]	33.75	113,806	28,739
Collahuasi[5]	25.3	142,028	154,382
Total		255,834	183,121
Noranda Inc.'s share		195,458	113,649
Zinc			
Antamina[5]	33.75	71,632	8,983
Brunswick	100	210,487	175,609
Matagami	100	46,463	16,884
Kidd Creek	57.5	3,007	—
Total		331,589	201,476
Noranda Inc.'s share		330,311	201,476
Silver (000 ounces)			
Antamina	33.75	2,210	596
Noranda Inc.'s share		2,210	596
Average Realized Prices – (US$ per pound, except as noted)			
Copper		0.74	0.73
Copper – Falconbridge		0.72	0.70
Zinc		0.40	0.45
Zinc – Falconbridge		0.39	0.44
Nickel		3.14	2.79
Ferronickel		3.16	2.85
Aluminum		0.65	0.70
Lead		0.23	0.25
Gold – (US$ per ounce)		308.00	272.11
Silver – (US$ per ounce)		4.60	4.40
Silver – Falconbridge – (US$ per ounce)		4.61	4.39
Exchange Rate (US$/Cdn$)		1.57	1.55

1 All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.

2 The Company's average beneficial interest in Falconbridge was 57.5% in 2002 and 55.0% in 2001.

3 The Company sold the CEZ refinery to the Noranda Income Fund in May 2002. It currently owns 49% of the Fund's outstanding units.

4 The Integrated Nickel Operations (INO) is comprised of Falconbridge's mines and plants in Sudbury and Raglan, Canada, a refinery in Norway and a significant custom feed business.

5 Sales figures include sales to Noranda Group of Companies.

Quarterly Earnings

($ millions, except per share amounts)	1st	2nd	3rd	4th	2002 Year	1st	2nd	3rd	4th	2001 Year
Revenues	1,635	1,668	1,388	1,399	6,090	1,612	1,647	1,457	1,436	6,152
Cost of operations	769	766	699	699	2,933	749	747	727	687	2,910
Purchased raw materials	614	622	538	410	2,184	664	685	588	540	2,477
Corporate and general administration	20	25	20	26	91	20	23	23	20	86
Exploration and research	18	20	25	13	76	24	30	32	29	115
Depreciation, amortization and reclamation	180	199	174	210	763	143	152	160	164	619
Magnesium and other restructuring costs, net	—	(72)	3	846	777	—	(62)	—	109	47
Other operating costs	—	—	9	8	17	—	(1)	(2)	26	23
Interest expense, net	43	44	48	28	163	23	35	31	51	140
Tax expense (recovery)	(21)	4	(51)	(182)	(250)	(40)	(17)	(33)	(101)	(191)
Minority interest	11	18	(7)	14	36	5	27	(9)	(5)	18
Earnings (loss)	1	42	(70)	(673)	(700)	24	28	(60)	(84)	(92)
Earnings (loss) per common share – basic and diluted	$ (0.02)	$ 0.16	$ (0.32)	$ (2.84)	$ (3.02)	$ 0.08	$ 0.09	$ (0.27)	$ (0.37)	$ (0.47)

COPPER

The Copper business unit includes the Chilean operations of the Collahuasi copper mine (44% owned by Falconbridge), the Lomas Bayas copper mine (100% owned by Falconbridge), the Altonorte copper smelter (100% owned) and the Peruvian Antamina copper/zinc project (33.75% owned).

$ millions	2002	2001
EBITDA*	378	205
Operating income	166	80
Capital investments	251	555
Net assets	3,285	3,212
Production (000 tonnes) – 100% basis except Collahuasi and Antamina		
Copper in concentrates and cathodes	356	245
Zinc in concentrates	78	19
Concentrate processed	452	387
Sulphuric acid	323	230

* Defined as earnings before interest, taxes, depreciation, amortization, reclamation and restructuring costs. Management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyse the Company's results based on this performance measure.

Operating income in 2002 increased $86 million to $166 million mainly as a result of a full year of operation for both the Antamina and Lomas Bayas mines. The operating results for the mines were adversely affected by low copper and zinc prices, partially offset by lower treatment and refining charges.

Copper concentrate and cathode production increased 45% to 356,000 tonnes as both the Antamina and Lomas Bayas mines were operated for the full year. The increase in mined zinc production to 78,000 tonnes from 19,000 tonnes is also attributed to the full year of operations at the Antamina mine.

Production of copper in concentrates and cathodes is expected to total 360,000 tonnes in 2003 for the unit. The ramp-up of the expanded Altonorte capacity is forecasted to increase the amount of concentrate processed and sulphuric acid produced by 65% and 103%, respectively, over the 2002 levels.

Collahuasi

Noranda, through Falconbridge, holds a 44% interest in Compañía Minera Doña Inés de Collahuasi S.C.M., the operator of the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes.

The following analysis refers to 44% of Collahuasi's operating and financial results.

$ millions	2002	2001
EBITDA	210	196
Operating income	129	122
Sales – concentrates and cathodes (000 tonnes)	188	192
Production – concentrates and cathodes (000 tonnes)	185	193
Operating cash cost of copper (US$ per lb.)*	$ 0.39	$ 0.38

* Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Falconbridge's share of annual copper production totaled 185,000 tonnes, which compared with 193,000 tonnes in 2001. The decrease is a result of the expected decline in ore grade at the Ujina deposit which is expected to continue in 2003.

During 2002, the implementation of the project to transfer the mining operation from the Ujina to the Rosario orebody, and the expansion of the milling facilities from the present 60,000 tonnes per day to 110,000 tonnes per day proceeded. This project will sustain the production level of the Collahuasi operations by offsetting the impact of declining sulphide ore grades. The targeted completion date of the project is June 2004.

The December 31, 2002 total proven and probable mineral reserves at Collahuasi totaled 1,839 million tonnes of ore with a total content of 0.92% copper.

Lomas Bayas

Noranda, through Falconbridge, owns 100% of Lomas Bayas. The facility located in Region II, Chile, mines and leaches copper oxide ores to produce cathode.

$ millions	2002	2001*
EBITDA	55	18
Operating income	32	8
Sales of copper cathode (000 tonnes)	60	27
Production of copper cathode (000 tonnes)	59	25
Operating cash cost of copper (US$ per lb.)	$ 0.45	$ 0.45
Copper price realized (US$ per lb.)	$ 0.73	$ 0.65

* Five months ended December 31

Lomas Bayas was purchased in July 2001, and after several operating improvements has achieved design capacity and a competitive operating cost. The mine operated at an average rate of 105,000 tonnes per day during the year. The operating cash cost of producing a pound of copper in 2002 remained constant at the 2001 cost of US$0.45 per pound.

The December 31, 2002 total proven and probable mineral reserves at Lomas Bayas totaled 397 million tonnes of ore with a total content of 0.32% copper.

Altonorte Smelter

The Altonorte custom smelter, located in Region II, Chile, processes copper concentrate mostly from local third-party owned mines. The smelter produces copper anodes which are refined mainly at the CCR refinery in Canada and the Codelco Chuquicamata refinery in Chile. The smelter also produces sulphuric acid, which is sold to customers in northern Chile.

$ millions	2002	2001
EBITDA	11	(6)
Operating loss	(23)	(32)
Concentrate processed (000 tonnes)	452	387
Copper anodes produced (000 tonnes)	147	146
Sulphuric acid produced (000 tonnes)	323	230

The smelter processed over 452,000 tonnes of material in 2002 compared to 387,000 tonnes in 2001 as a result of the recently completed project that expanded the smelter's capacity. The project will also improve environmental performance and lower unit production cost. The project was completed under budget and on time. Operations in 2003 will benefit from all phases of the expansion which were brought into operation gradually over the year.

Antamina

The Antamina copper and zinc project is located in the mountainous region of central Peru at an elevation of 4,300 metres. The mine has a nominal capacity of 70,000 tonnes per day and processes a complex copper-zinc ore with high contents of silver, molybdenum and bismuth. Antamina is amongst the largest producers of copper and zinc concentrates in the world. The mine's life is estimated to be more than 20 years based on proven and probable mineral reserves.

Noranda's beneficial interest in Compañía Minera Antamina S.A. (CMA), the project's operating company, is 33.75%. The other beneficial shareholders are BHP Billiton Plc, with 33.75%, Teck Cominco Limited with 22.5%, and Mitsubishi Corporation with 10%.

The following analysis refers to Noranda's 33.75% share of Antamina's operating and financial results.

$ millions	2002	2001*
EBITDA	118	21
Operating income	54	6
Sales		
Copper concentrates (000 tonnes)	114	29
Zinc concentrates (000 tonnes)	72	9
Production		
Copper concentrates (000 tonnes)	112	27
Zinc concentrates (000 tonnes)	78	19
Operating cash cost of copper (US$ per lb.)	$ 0.40	$ 0.48

** Three months ended December 31*

During the year the mine processed lower-grade zinc ore than was previously planned. This ore is now fully mined out and zinc grades, in 2003, are expected to be in line with the 1.26% stated in the mine's five-year plan.

By the end of the year, many of the tests required to certify the project's completion had been achieved. Successful completion of the remaining tests required to relieve Noranda from its proportional guarantee of the project's senior debt are expected to be achieved in the second quarter of 2003.

Antamina's proven and probable reserves at December 31, 2002 were 530 million tonnes with a content of 1.22% copper, 1.01% zinc, 13.7 grams per tonne of silver and 0.03% molybdenum.

CANADIAN COPPER AND RECYCLING

The Canadian Copper and Recycling business is comprised of the Kidd Creek operations, the Horne smelter, the CCR refinery and the Gaspé copper smelter until its closure in April 2002. These operations are supported by four recycle collection and sampling facilities operated by Micro Metallics and Noranda Sampling in the United States.

The business processes copper concentrates and secondary material bearing copper and precious metals. Kidd Creek also mines and processes its own copper and zinc ore. Financial results are affected by changes in the U.S. dollar foreign exchange rate, the market rates for smelting and refining charges for processing custom feed material and metal prices. Treatment charges have been at historically low levels in real terms due to a combination of historically low copper metal prices and a shortage of smelter feed resulting from several closures of high-cost mines.

The business material streams, in order of value, are recycle materials, complex concentrates, and copper mine concentrates. End-of-life electronics and other materials are received at the Micro Metallics and Noranda Sampling facilities where they are processed, sampled then shipped to the Canadian metallurgical operations, mainly Horne and CCR, where the copper and precious metals are recovered.

The copper anode production from the Horne smelter is subsequently refined at the CCR refinery in Montreal-East, Quebec. CCR produces copper, silver, gold, platinum/palladium concentrate and other related by-products.

Kidd Creek sells its copper refinery anode slimes to a third party. Noranda acts as commercial agent for the sale of Kidd Creek's refined metal and the procurement of custom smelter feed. The Horne's and Kidd Creek's sulphuric acid production is marketed by NorFalco LLC, the Noranda/Falconbridge sulphuric acid marketing joint venture.

$ millions	2002	2001
EBITDA	19	72
Operating loss	(112)	(120)
Capital investments	143	189
Net assets	1,400	1,335
Sales of copper in metal and concentrate (000 tonnes)	382	437
Sales of zinc in metal and concentrate (000 tonnes)	148	142
Volumes processed (000 tonnes)	1,306	1,595
Benchmark smelting/refining charges (US$ per dmt/US¢ per lb. copper)	68/6.8	75/7.5

The operating loss of $112 million for 2002 reflects the labour strike at the Horne, the permanent closure of the Gaspé smelter in April 2002, low metal prices and low smelting and refining charges. Also included in the 2002 operating loss were closure costs related to the Gaspé shutdown of $18 million and $4 million of restructuring provisions at CCR. In 2001, the operating loss of $120 million included a $70 million charge related to the decision to close Gaspé.

Kidd Creek

Timmins, Ontario

Kidd Creek, wholly owned by Falconbridge, is an integrated processing facility engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed. The copper refinery has an annual capacity to produce 145,000 tonnes of copper cathode and the zinc plant has the capacity to produce 147,000 tonnes of zinc per year.

$ millions	2002	2001
EBITDA	4	18
Operating loss	(79)	(61)
Sales – copper in metal and concentrate (000 tonnes)	111	105
Sales – zinc in metal and concentrate (000 tonnes)	148	142
Production of copper in concentrate (000 tonnes)	45	42
Production of zinc in concentrate (000 tonnes)	104	82
Production of copper blister (000 tonnes)	144	132
Production of copper cathode (000 tonnes)	147	128
Production of zinc metal (000 tonnes)	145	140
Operating cash cost of copper (US$ per lb.)	$ 0.62	$ 0.74

The operating loss of $79 million in 2002 versus $61 million in 2001 reflects lower metal prices and the impact of higher volumes of custom feed with lower profit margins.

At December 31, 2002, reserves totaled 23.7 million tonnes grading 2.11% copper and 6.30% zinc. This is a decrease of 1.3 million tonnes after production of 2.2 million tonnes and the addition of approximately 0.9 million tonnes of proven mineral reserves following a re-estimation of stope blocks in the No. 3 mine. The mine life is estimated to be more than 20 years based on current proven and probable mineral reserves and the design processing rate.

As announced last year, Mine D development was accelerated with $106 million being spent in 2002 (2001 – $106 million) and $217 million to date. Once Mine D is in full production, total Kidd Mine annual ore production is expected to be at the 2.4 million tonne level. Initial production is scheduled to commence in 2004. Total Mine D investment has been estimated at $640 million.

Horne Smelter

Rouyn-Noranda, Quebec

The Horne smelter processes copper concentrates, copper and precious metal-bearing recyclable materials and other complex, high-margin material. The anode production is refined at the CCR refinery. The smelter has an annual throughput capacity of 850,000 tonnes of material.

	2002	2001
Material processed (000 tonnes)		
Primary	404	457
Recycle	45	75
Complex	285	309
Total	734	841
Sulphuric acid produced (000 tonnes)	510	591

During 2002, the smelter treated 10% less primary and complex concentrates and 40% less recyclable material than the previous year largely as a result of the labour strike which commenced in mid-June. Lack of economically-priced recyclable material was also a contributing factor. Since the strike, the smelter has operated at an average of 70% of its normal operating rate with non-union employees.

The Horne's collective labour agreement expired at the end of February 2002 and in November employees rejected the Company's final offer. Meetings between the Company and Union representatives resumed in February 2003, to review the strategic plan for the smelter including cost cutting measures that will eliminate 125 jobs. The Company estimates that in 2002, the strike had a $25 million negative impact on operating income but a $2 million positive impact on cash flow, despite working capital increases, as a result of lower capital spending.

Gaspé Smelter

Murdochville, Quebec

The Gaspé smelter processed clean copper concentrates, high-margin complex concentrates and recyclable copper feed. The anode production was refined at the CCR refinery. After conducting a comprehensive study and failing to identify an economically viable option for continuing operations, the smelter was permanently shut in April 2002.

	2002*	2001
Material processed (000 tonnes)		
Primary	66	267
Recycle	2	21
Complex	32	39
Total	100	327
Sulphuric acid produced (000 tonnes)	75	220

* Four months ended April 30

CCR Refinery

Montreal-East, Quebec

The CCR refinery processes anodes from the Horne and Altonorte smelters as well as secondary feed from other third-party sources. It has an annual copper cathode capacity of 360,000 tonnes.

	2002	2001
Production volumes		
Copper (000 tonnes)	244	323
Gold (000 ounces)	1,030	1,236
Silver (million ounces)	40	43
Platinum/palladium concentrate (000 ounces)	71	115

During 2002, production was significantly reduced by the strike at the Horne smelter and the closure of the Gaspé smelter.

As a result of cost-reduction initiatives, the workforce was reduced by 15% in late 2002.

ZINC

Noranda's zinc business includes the Brunswick and Matagami mining operations, the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), General Smelting, the NorFalco sulphuric acid marketing operation, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's interest in the Noranda Income Fund.

The mining operations produce zinc, bulk (zinc/lead), lead/silver, and copper concentrates. In 2002, approximately 50% of the zinc concentrates was processed at the CEZ refinery. The bulk concentrates were processed at a number of third-party smelting operations, the lead/silver concentrates were processed at the Brunswick smelter and refineries and the copper concentrate was processed at the Horne smelter and CCR refinery.

$ millions	2002	2001
EBITDA	13	50
Operating income (loss)	9	(60)
Capital investments	7	75
Net assets	559	937
Production of zinc in concentrate (000 tonnes)	362	393
LME price (US$ per lb.)	$ 0.35	$ 0.40
Operating cash cost of zinc (US$ per lb.)	$ 0.33	$ 0.36

On May 3, 2002, the Company successfully completed an initial public offering of the Noranda Income Fund ("the Fund") after which the Company's participation in the Fund is 48.97%. The Fund was created to acquire the Company's CEZ refinery. As a result of the transaction, the Company has accounted for its share of the Fund on the equity basis since May. Under a supply agreement with the Fund, Noranda has assumed the responsibility of securing the refinery's annual zinc concentrate feed requirements for a 15-year period at prevailing market rates less a fixed processing fee of $0.352 per pound.

Operating income of $9 million compared to a loss of $60 million in 2001. In 2002, lower zinc prices, the reduced income from the sale of the CEZ refinery and the negative impact of the low zinc price and zinc treatment charges on the fixed price zinc concentrate agreement with the Noranda Income Fund was offset by the gain of $98 million related to the sale of CEZ.

In 2003, the zinc business expects to increase production to 382,000 tonnes of zinc in concentrate from 362,000 tonnes in 2002.

Brunswick Mine

Bathurst, New Brunswick

The Brunswick mine produces zinc, copper, bulk and lead/silver concentrates. In 2002, approximately one-third of the zinc concentrate shipments was processed at the CEZ refinery while the remainder was shipped to a number of third-party refineries. The copper concentrate was processed at the Company's Horne smelter and CCR refinery. The bulk concentrate was processed at various third-party smelters and the lead/silver concentrate at the Brunswick lead smelter.

	2002	2001
Production volumes		
Zinc (metal in concentrates)	277	304
Lead (metal in concentrates)	76	83
Silver (million ounces)	6	7
Operating cash cost of zinc (US$ per lb.)	$ 0.33	$ 0.36

During 2002, mined zinc production decreased by 9% as a result of lower mill throughput, which averaged 9,569 tonnes per day versus 9,850 tonnes per day in 2001 and lower head grades of 9.08% in 2002 versus 9.7% in 2001.

At December 31, 2002, reserves totaled 21 million tonnes grading 9.12% zinc and 3.64% lead. At an average mining rate of 9,000-10,000 tonnes per day, current reserves should support operations for a further six years.

Brunswick Smelter

Belledune, New Brunswick

The Brunswick lead smelter, lead refinery and silver refinery process lead/silver concentrates from the Brunswick mine as well as third-party material.

Beginning in 2003, the facility will be operated on an eight-month seasonal basis with a consecutive four-month shutdown. The smelter will withdraw from custom smelting third-party concentrates but will continue to treat lead concentrate from the Brunswick mine and external sulphate residues. The Company estimates that the revised annual production levels will be 78,000 tonnes of lead and five million ounces of silver doré.

	2002	2001
Production volumes		
Lead (000 tonnes)	90	99
Silver doré (million ounces)	12	11

Lead production was 9% below 2001 levels as a result of a six-week maintenance and market-related shutdown. Silver doré production improved 6% above 2001 levels due to improved operations of the silver refinery.

Matagami Mines

Matagami, Quebec

Matagami Mines currently operates the Bell-Allard mine which produces zinc and copper concentrates. The zinc concentrate is processed at the CEZ refinery and the copper concentrate at the Horne smelter and CCR refinery.

	2002	2001
Production volumes		
Zinc (metal in concentrates) (000 tonnes)	85	89
Copper (metal in concentrates) (000 tonnes)	7	9
Operating cash costs of zinc (US$ per lb.)	$ 0.31	$ 0.35

Lower production in 2002 was a consequence of a one-month vacation shutdown which was taken as a result of poor market conditions. Mill throughput averaged 1,997 tonnes per day versus 2,031 tonnes per day in 2001. Head ore grades averaged 13.3% in 2002 versus 13% in 2001.

At December 31, 2002, reserves totaled 1.5 million tonnes grading 14.33% zinc and 1.17% copper, a level which should support operations through to 2004.

In 2002, the Company announced that it is postponing the development of its Perseverance zinc deposit located near Matagami in Northern Quebec due mainly to the depressed zinc prices. The Company believes that the economic climate will be more favourable for the development of the mine in the 2005-2006 period and will continue to evaluate the situation periodically.

CEZ Refinery

Valleyfield, Quebec

The CEZ electrolytic refinery processes concentrates from the Brunswick, Bell Allard, and Antamina mines as well as purchased third-party feed. It has an annual throughput capacity of 550,000 tonnes of zinc concentrate. The CEZ refinery is indirectly owned by the Noranda Income Fund. Noranda currently owns 48.97% of the Noranda Income Fund.

	2002	2001
Production volumes		
Refined zinc (000 tonnes)	271	266
Sulphuric acid (000 tonnes)	398	431

For a sixth consecutive year, the refinery set a production record. Refined zinc output for 2002 increased to 271,000 tonnes.

NorFalco

Independence, Ohio

NorFalco LLC is a joint venture between Noranda and Falconbridge that markets the sulphuric acid production from the two companies. NorFalco is a significant distributor of sulphuric acid in North America with approximately two million tonnes of annual sales.

NICKEL

The nickel business is comprised of the Falconbridge nickel operations. Falconbridge is the third-largest producer of refined nickel in the world accounting for roughly 8% of world supply in 2002. Operations include mines and plants in Sudbury and Raglan, Canada, a refinery in Kristiansand, Norway, a significant custom feed business and Falcondo, a ferronickel operation in the Dominican Republic.

$ millions	2002	2001
EBITDA	291	196
Operating income	108	35
Capital investments	132	155
Net assets	1,771	1,768
Operating cash cost of nickel (US$ per lb.)		
Integrated Nickel Operations	$ 1.96	$ 1.52
Falcondo	$ 2.76	$ 2.63

Integrated Nickel Operations (INO)

The INO include mines and plants in Sudbury and Raglan in Canada, a refinery in Kristiansand, Norway and a significant custom feed business.

	2002	2001
Sales		
Nickel (000 tonnes)	71	65
Copper (000 tonnes)	55	35
Cobalt (000 tonnes)	3	2

Sales volumes of base metals increased in 2002 as the 2001 volumes were affected by a strike by the production and maintenance workers at Sudbury Operations. Realized nickel prices in 2002 increased by 13%, copper prices remained the same, and cobalt prices decreased by 27%. Precious metals revenues decreased by $74 million. In 2002, consolidated revenues for the INO increased to $1,088 million from $969 million in 2001.

The operating cash cost of producing a pound of nickel from the mines in the INO increased by 29% over 2001, as a result of lower by-product credits and higher unit operating costs.

Ore production at the Sudbury mines was 18% higher than in 2001. Nickel in concentrate production increased from 25,200 tonnes in 2001 to 27,800 tonnes in 2002 as some of the ore tonnage increase was offset by lower ore grades. Nickel in concentrate production in Sudbury in 2003 is planned at 26,500 tonnes.

At Raglan, nickel in concentrate production in 2002 remained unchanged at 24,600 tonnes. Production of nickel in concentrate in 2003 is planned at 24,500 tonnes as it is expected that the mine will operate at an annual production level of approximately 950,000 tonnes of ore.

At the Sudbury smelter, nickel in matte production increased from 54,900 tonnes to 57,900 tonnes in 2002. Production records were established for matte production during the fourth quarter. Production of nickel in matte in 2003 is planned at 57,000 tonnes.

Production of nickel at the refinery in Kristiansand was 68,500 tonnes in 2002, roughly the same as in 2001. Based on planned increases in custom feed deliveries and forecast in mine feeds, production from the Nikkelverk refinery is planned at 72,000 tonnes of refined metal.

During 2002, a new collective agreement was reached with the production and maintenance workers at Raglan.

The December 31, 2002 total proven and probable mineral reserves in Sudbury remained essentially unchanged at 17.1 million tonnes despite production of 2.2 million tonnes of ore during 2002. The 2002 production was replaced with an increase in reserves of 1.2 million tonnes at Craig mine due to a lower cut-off grade, the upgrading and discovery of 0.8 million tonnes at Thayer Lindsley Mine and an additional 0.3 million tonnes due to the reinterpretation of 6 Zone at Fraser mine.

Exploration at Sudbury has resulted in the discovery of a new mineral resource, the Nickel Rim South deposit. Surface diamond drilling to-date has defined an inferred resource consisting of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams/tonne platinum, 2.5 grams/tonne palladium and 1.5 grams/tonne gold. A decision concerning an underground exploration program will be made in 2003. Underground drilling at Fraser mine added 0.7 million tonnes grading 1.5% nickel and 0.4% copper in the Fraser Morgan zone. Total inferred mineral resources in Sudbury increased significantly to 22.1 million tonnes with Nickel Rim South and Fraser mine being the main additions.

In combination with production and other reserve adjustments the December 31, 2002 total proven and probable mineral reserves at Raglan decreased by 1.4 million tonnes in 2002, to 18.1 million tonnes. Exploration in 2002 resulted in the discovery of approximately 250,000 tonnes of probable mineral reserves in two individual lenses at Zone 2 and Katinniq. When added to mining gains and losses, these discoveries replaced part of the annual production of 869,000 tonnes.

Falconbridge Dominicana, C. por A. (Falcondo)

Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

	2002	2001
Sales – ferronickel (000 tonnes)	21	25
Production – ferronickel (000 tonnes)	23	22

Falcondo's operating cash cost per pound of ferronickel increased by 5% in 2002, to US$2.76 per pound due to the increase in oil prices and costs associated with maintenance at the power plant and the electric furnaces.

Falcondo's planned production rate in 2003 is approximately 27,000 tonnes of nickel in ferronickel compared with 23,300 tonnes in 2002 and 21,700 tonnes in 2001. Production during 2002 and 2001 was reduced largely as a result of planned shutdowns.

The December 31, 2002 total proven and probable mineral reserves at Falcondo increased by 3.4 million tonnes to 64.1 million tonnes. During the year, only 3.0 million tonnes of ore were mined due to a production shutdown in the early part of the year.

ALUMINUM

Noranda's aluminum business is comprised of one primary smelter and four foil fabrication plants. The group produces primary aluminum, aluminum foil and light sheet.

$ millions	2002	2001
EBITDA	112	120
Operating income	53	71
Capital investments	65	100
Net assets	1,073	1,111

Despite higher sales volumes at both the primary plant and foil operations, operating income decreased by $18 million as a result of lower aluminum prices and weakness in the U.S. manufacturing sector which had a negative effect on the demand and prices of value-added production.

Primary Operations

New Madrid, Missouri

$ millions	2002	2001
EBITDA	80	87
Operating income	37	51
Sales of primary aluminum (000 tonnes)	242	223
LME price per lb.	$ 0.61	$ 0.66
Net cash cost (US$ per lb.)[1]	$ 0.50	$ 0.54

[1] Cash cost, net of metal premiums and value-added margins

Sales of aluminum from the Primary Operations were up by 8.5% from 2001 levels, due to the additional volumes related to the Single-Piece Anode Project. The net cash operating cost per pound was reduced to $0.50 from $0.54 in 2001, due mainly to the higher volumes, productivity improvements and lower maintenance expenses.

The plant operated at its expanded annual capacity of 250,000 tonnes during the fourth quarter and production of primary aluminum is forecasted at approximately this level for the year 2003.

The smelter uses approximately 500 megawatts of power annually. The existing 30-year power contract expires in May 31, 2003. A new contract, subject to final documentation, has been negotiated for a two-year period starting June 1, 2003. The new contract is based on market terms which are currently not as favourable as the existing contract. The new contract, depending on market performance, could increase the plant's annual cost of electricity by $40 million.

In June of 2002, the employees represented by the United Steel Workers of America, Local 7686, voted in favour of a new five-year collective agreement that came into effect September 1, 2002 at a cost of approximately 3% per year.

Norandal USA, Inc.

Norandal USA, Inc. ("Norandal") is a leading manufacturer of aluminum foil products in the North American market. Norandal operates four foil plants in the United States including a new highly-automated plant that began operations in 2001.

$ millions	2002	2001
EBITDA	32	33
Operating income	16	20
Sales of aluminum foil (000 tonnes)	128	112

Sales of foil products increased 14% due to the higher volumes from the continuing ramp-up of the Huntingdon West plant, Quantum Leap project. The Salisbury, Newport and Huntingdon East plants operated at 91%, 96%, and 68% of capacity, respectively.

Operating income was 20% lower in 2002 mainly as a result of a change in product mix, lower fabricating margins on heavy-gauge product lines and downtime at the new Huntingdon West plant in the 2002 first quarter.

The new foil plant began operations in 2001, with production of 30,800 tonnes of foil in that year, and 55,800 tonnes in 2002. In 2003, overall shipments are expected to be approximately 40% higher. By 2005, foil shipments are expected to increase to 240,000 tonnes, with unit costs declining by 12%. Norandal is entering new markets for its heavy-gauge foil production such as auto fin stock and lithographic sheet. This new capacity will allow Norandal to increase the quality and volume of its light-gauge and very wide foil product lines which is the highest margin product that it produces. These improvements, together with recently announced shutdowns and cutbacks by other foil producers of older, less efficient capacity, offer opportunities for Norandal in the marketplace.

OTHER INVESTMENTS

American Racing Equipment ("ARE")

$ millions	2002	2001
EBITDA	(18)	(45)
Operating loss	(39)	(94)
Aluminum wheels shipped (000 units)	2,547	2,885

ARE manufactures aluminum wheels mainly for the after-market through company-owned and independent distribution outlets. One of ARE's main competitive advantages is the American Racing brand, which is a highly recognizable name in the U.S. aluminum wheel after-market.

As a result of a restructuring of the business over the last 12 months, the operating results improved by $55 million. A key focus of the restructuring has been the withdrawal from the original equipment market as contracts expire. By year-end, the product mix of wheels destined for after-market increased to 66% from 54% of total production. Very competitive conditions for after-market wheels were encountered during the fourth quarter as a glut of discontinued supply, from manufacturers who have closed down operations, reached the market. Several measures were undertaken to react to this change including voluntary plant shutdowns. Consequently, overall production of wheels is estimated to be lower in 2003 at about 2.2 million wheels. However, the number destined for the after-market will increase.

Magnesium

In January 2003, Noranda announced its plans to rationalize its magnesium business in response to major structural changes which have taken place in the global magnesium industry. The rationalization is expected to improve operating results and cash flow by approximately $100 million from Management's original forecast for 2003. An after-tax charge of $630 million has been reflected in the 2002 year-end financial results.

In 1997, when the decision to go ahead with the project was made, magnesium offered very attractive growth opportunities, on the premise of its inherent strength-to-weight characteristics and the potential demand in the automobile industry. Since that time, the rapidly increasing, low-cost Chinese production, that now sells below the cash production costs of Western magnesium producers, has depressed prices. Chinese producers now supply over 50% of the world's magnesium compared with virtually no exports in the early 1990s.

On many levels the Magnola plant has been successful – the new technology that Noranda developed works and produced high-quality magnesium. However, on the basis of the current price and expectations of future trends, both for pure magnesium and alloys, the Company came to the conclusion that continuing to operate the plant in its present form would be uneconomic.

The shutdown is expected to be completed before the end of the first quarter, and would last for at least one year but could be longer if magnesium prices do not improve. At the time of the announcement, there were about 380 Magnola employees located at the magnesium operations in Danville, Quebec.

In 2003, a further $28 million after-tax charge related to costs incurred to shut down the plant is expected to be recorded. After the shutdown is complete, the book value of Noranda's magnesium business will be approximately $300 million.

PROJECTS UNDER DEVELOPMENT

Altonorte Smelter Expansion, Chile

The project is a US$170 million expansion of the Altonorte smelter near Antofagasta, Chile. The project will increase the smelter's throughput capacity from 380,000 tonnes of concentrate per year to 820,000 tonnes per year. While some delays and additional costs were incurred in 2002 when acid plant components were damaged during ocean transportation, the project managed to achieve, on schedule, mechanical completion of the acid plant in January 2003. The projected cost of the expansion remains within budget.

Collahuasi Transition Project, Chile (Falconbridge)

In October 2002, the Board of Directors of Collahuasi approved the expansion of the concentrator from 60,000 tonnes a day to 110,000 tonnes a day. Together with the previously approved transition of the mining operations from the Ujina to the Rosario orebody, which was approved at the end of 2001, the project will compensate for the anticipated decline in ore grade and enable Collahuasi to maintain its copper production at a level similar to those recorded during the first three years of operation. Total project investment is estimated at US$654 million with Falconbridge's 44% share of this cost totaling US$288 million. During 2002, infrastructure for Rosario, such as maintenance workshops, electrical and water distribution systems, offices and the access road were constructed and these facilities have been put into service. At the end of 2002, project progress was 23% and on schedule for completion in June 2004.

Kidd Mine D, Canada (Falconbridge)

The $640 million development of Mine D will extend the Kidd Creek mine from a depth of 6,800 feet to 10,000 feet, giving access to an additional 10.3 million tonnes of reserves and 14.1 million tonnes of resources. To date, a total of 620 metres of shaft development and 12,700 metres of lateral and vertical development have been completed. Service and auxiliary hoist room construction was completed and installation of hoists commenced. Significant progress was achieved with infrastructure and services construction. At year-end, the total investment in the project was $217 million and the project was close to 40% complete. A project scope and cost audit was initiated late in 2002 and will be completed in early 2003. Production is forecast to commence in 2004.

Koniambo Project, New Caledonia (Falconbridge)

In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S.A. and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of a 60,000 tonne-per-year nickel in ferronickel mining and smelting complex. The project is based on the Koniambo deposit located in the Northern Province of New Caledonia near the provincial capital of Kone. Falconbridge has a right to earn a 49% interest in the project.

A work program leading to the production of a Bankable Feasibility Study began in the fourth quarter of 1998. The Pre-Feasibility Study was completed in the second half of 2002 and is currently under review. Further geological drilling has been undertaken in order to delineate a minimum of 10 years of Measured Resources and 15 years of Indicated Resources at a 2.0% nickel cut-off grade. This is expected to be completed by March 2003. The Environmental Impact assessment is expected to be issued by the end of the first quarter of 2003. With measured and indicated resources of 121 million tonnes grading 2.15% nickel, Koniambo represents one of the world's best undeveloped nickel laterite deposits.

During 2002, US$20 million was spent on the program bringing the total expenditure to date to US$88 million. If the project demonstrates the potential to meet the required 15%-return requirement, it is expected that the Bankable Feasibility Study will begin in the second half of 2003 and be completed by mid-2004. A formal application will be made in 2003 under the French 'Loi Paul' incentive program for investments in overseas territories. Total project cost through to the completion of the Bankable Feasibility Study is expected to be US$123 million.

Managing Projects

Noranda has taken the following steps to assure the success of its future capital projects:

- Creation of a new projects group dedicated to securing investment performance of major capital projects.
- Continued improvement of Noranda's project evaluation process, based on Six Sigma principles, to incorporate best practices.
- Incorporating additional parameters that are equally important to the overall project enterprise, such as social, business and strategic elements.
- Recognition of investment performance as the primary metric of project success.
- Assigned accountability.

EXPLORATION

The Noranda and Falconbridge exploration teams have been integrated. The integrated team conducts worldwide exploration on behalf of Noranda and Falconbridge focused on copper, nickel and platinum group metals respectively. The mandate is to discover mineral deposits and delineate inferred and indicated mineral resources. The team targets mineral resources of strategic size with after-tax rates of return on investment of at least 15%, operating costs below the industry midpoint, and in a location with acceptable country risk.

Grassroots exploration is underway in Canada, Mexico, Brazil, Chile, Argentina, Southern Africa, Australia and Papua New Guinea. Advanced nickel exploration is focused in Sudbury, Ontario and Raglan, Quebec, Canada while advanced copper projects are located in Chile, Argentina and Papua New Guinea. Most projects will be joint-ventured to share cost, spread risk and to increase the level of focused activity.

A key focus of the copper exploration program is Noranda's El Pachón porphyry copper project located in Argentina, 170 kilometres west of the city of San Juan, three kilometres from the Chilean border. Exploration work by previous owners resulted in the delineation of a significant resource, which is sub-economic at an expected long-term copper price of US$0.90 per pound. The exploration potential for higher-grade zones is good and a drilling program is planned during the first quarter of 2003.

Exploration by Falconbridge at Sudbury, Ontario discovered a new mineral resource, the Nickel Rim South deposit, comprising an inferred resource of 6.3 million tonnes of 1.7% nickel, 3.4% copper, 2.2 grams per tonne platinum, 2.5 grams per tonne palladium and 1.5 grams per tonne gold. This project has entered the review process and a decision on whether or not to proceed with an underground exploration program will be made in 2003.

LIQUIDITY AND FINANCIAL POSITION

Cash generated from operations, before net changes in non-cash working capital, totaled $513 million in 2002 compared to $244 million in 2001. The increase is primarily the result of higher volumes and lower operating costs.

At year-end, working capital, excluding cash and short-term indebtedness, decreased slightly to $1,030 million from $1,107 million.

During 2002, Noranda received net cash proceeds of $410 million from the sale of the CEZ refinery to the Noranda Income Fund.

Capital Expenditures

Capital expenditures totaled $824 million in 2002 compared to $1,340 million in 2001 as major project spending nears completion.

Major capital expenditures in 2002 were required for the completion of the expansion of the Altonorte copper smelter, the Kidd Mine D project, the transfer of mining activities at Collahuasi and the magnesium plant.

Future capital expenditures requirements are expected to decline further notwithstanding the continuing investment in new projects by Falconbridge.

Business ($ millions)	2003F	2002	2001
Nickel	225	132	155
Copper	320	251	555
Zinc	5	7	75
Aluminum	35	65	100
Canadian Copper and Recycling	145	143	189
Magnesium	—	135	133
Other	15	91	133
Total	745	824	1,340

F: forecast

Investments

During the year further investments were made in Falconbridge. A total of 7,566,520 shares were acquired in 2002, increasing Noranda's ownership to 59.5%. Noranda will continue to increase its ownership in Falconbridge when there is an opportunity to acquire shares in the open market at acceptable prices. Also during the year, the Company paid US$38 million for its portion of the payment to Centromin which related to the purchase of the Antamina property in Peru.

Cash, Liquidity and Financing

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, new equity issuance, project financing and new borrowings.

Cash and cash equivalents totaled $463 million at December 31, 2002 compared to $285 million at December 31, 2001.

Noranda's liquidity is further enhanced by commercial banking facilities. Committed lines of bank credit at December 31, 2002 totaled $1,752 million of which $632 million have been drawn or utilized. These lines of credit are primarily with various Schedule 1 and Schedule 2 Canadian chartered banks and syndicates of U.S. and international banks. These facilities have committed terms ranging up to five years and are unsecured. Those credit facilities are usually renewed on an annual basis to maintain the maturity schedule.

In October 1999, the Company assisted Compañía Minera Antamina S.A. (CMA), the operating company of the Antamina mine, to obtain project financing commitments totaling US$1,320 million to fund the construction and development of the Antamina project. The Company has provided a guarantee of its 33.75% pro rata share of this senior debt which totaled US$1,250 million at December 31, 2002. The Company's guarantee remains until the project's completion is certified, which is anticipated to occur in 2003.

Consolidated long-term debt, excluding the amount due in less than one year, amounted to $4,762 million at December 31, 2002, compared to $4,403 million a year earlier. At December 31, 2002, Noranda's consolidated net debt-to-capitalization was 51% compared to 44% at December 31, 2001. The consolidated debt during 2002 increased primarily due to the funding of scheduled capital investments and borrowings to finance the acquisition of additional Falconbridge shares in the public market for $120 million. Excluding partially-owned subsidiaries, the Company's net debt was 51% of its total capitalization at year-end 2002, compared with 42% in 2001.

In July 2002, the Company filed a supplement to the shelf prospectus filed in February 2001 and issued US$300 million of 10-year Senior Unsecured Notes. The non-redeemable notes, which are scheduled to mature in July 2012, have a coupon rate of $7^1/_4$%. The issue's net proceeds were used to repay outstanding debt. This issuance, together with the issuance of US$300 million in February 2001, leaves US$200 million available under the US$800 million shelf prospectus which expires in March 2003. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its borrowing sources and add to its flexibility in raising debt.

Subsequent to year-end, the Company filed a preliminary prospectus providing for the issuance of up to 7,000,000 preferred shares at $25.00 per share, for gross proceeds of up to $175 million. These redeemable preferred shares provide for a quarterly cumulative dividend at a rate of 6.5% per annum. In addition, the Company received a standby commitment from Brascan Corporation whereby it may require Brascan, at any time prior to April 30, 2003, to purchase up to 12,000,000 8% preferred shares at a price of $25.00 per share, for gross proceeds of up to $300 million.

Noranda's long-term debt ratings with the credit rating agencies as at December 31 are noted below:

	2002	2001
• Standard & Poor's	BBB-	BBB-
• Moody's	Baa3	Baa2
• Dominion Bond Rating Service	BBB	BBB (High)

RISKS AND UNCERTAINTIES

The business of mining and processing of metals is generally subject to a number of risks and hazards, including industrial accidents, labour disputes, unusual or unexpected geological conditions, ground conditions and phenomena such as inclement weather conditions, floods, earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities, or the environment, monetary losses and possible legal liability. Although Noranda maintains insurance against risks that are typical in the mining industry, such insurance may not provide adequate coverage under all circumstances.

Foreign Operations

The Company undertakes exploration or development activities in countries outside of North America, some of which may be considered to be politically or economically unstable. The Company performs ongoing risk analysis, on a country-by-country basis when considering such foreign-based activities, to protect against political, legal, regulatory and economic risks where applicable.

Foreign Exchange

The majority of Noranda's products are either priced directly in U.S. dollars or, where local currency is received, are indexed to U.S. dollar prices. Approximately 58% of Noranda's assets are based in countries outside of Canada and therefore a portion of operating costs are denominated in the local currency. Consequently Noranda's earnings and cash flows are sensitive to changes in exchange rates. Excluding the impact of Noranda's hedging activities noted below, each Canadian $0.01 change in the annual average Canada/U.S. exchange rate impacts Noranda's after-tax earnings by approximately $11 million and its EBITDA by $19 million. Noranda manages its foreign currency exposure by utilizing spot and forward foreign exchange contracts with its banks as counterparties. The contracts outstanding to hedge a portion of net future U.S. cash flows and the average annual rates of exchange of those contracts at December 31, 2002 are as follows:

- US$410 million at 1.5335, fixing approximately 48% of calculated 2003 net U.S. dollar cash flow
- US$319 million at 1.5485 for 2004
- US$157 million at 1.5022 for 2005 and beyond

Interest Rates

Approximately 55% of Noranda's December 31, 2002 indebtedness bears interest denominated at floating interest rates. This has been achieved through a combination of bank borrowings, project loans and commercial paper issuance, all denominated at floating rates of interest and a portfolio of interest rate swap agreements with banks designed to change fixed rate interest obligations into floating rate interest obligations. The sensitivity in 2003 of Noranda's annualized cash flow and net after-tax earnings to a 1% per annum fluctuation in interest rates is projected to be $25 million and $15 million, respectively.

Energy Prices

Noranda's operations and facilities are energy intensive. In 2002, Noranda continued developing and implementing business processes focused on managing energy procurement from global markets and providing operating options for periods of price fluctuations. The operations in Canada, the United States, Chile and Peru address their supply of energy with attention to price, risk and security of supply.

In the future, it is expected that energy costs will continue to represent a significant percentage of operating costs. Natural gas prices are expected to remain volatile. Long-term, energy markets will be less influenced by near-term trends, such as supply disruptions or political actions, and more by long-term fundamentals, including the availability of energy resources, new developments in electricity markets, technology improvement, and the impact of economic growth on projected energy demand and prices. In the absence of clear guidelines by the Canadian government, Noranda is unable to provide a precise evaluation of the impact of the Kyoto agreement's ratification on its cost structure.

Metal Prices

The prices of metals that Noranda produces and the level of treatment and refining charges pertaining to its metallurgical operations are the most significant factors influencing cash flow and earnings. Noranda mitigates the risk of changes in metal prices stemming from processing third-party custom feed through its metallurgical operations by entering into various metal price hedging transactions. These transactions are primarily designed to reduce financial risk or exposure to metal price movement and to preserve operating margins on work in process.

The Company also reduces the overall volatility of its earnings exposure to London Metals Exchange-based selling prices or benchmark treatment and refining charges through:

- diversification into four principal base metals – copper, zinc, aluminum and nickel;
- integration, where possible, of mine output with metallurgical processing facilities;
- the structure and terms of long-term custom concentrate supply agreements;
- targeting higher-margin complex custom concentrate feeds;
- the development of a significant recycling business which is integrated with the primary copper metallurgical business to provide an ongoing feed source of high-margin material for the smelters;
- selling metal production directly to industrial consumers or to higher-margin markets;
- producing value-added alloys, shapes and products; and
- downstream integration of its aluminum business with the aluminum foil fabrication business.

Earnings Sensitivity

The chart below shows the annualized impact on Noranda's net earnings of a 10% change in metals prices. For example, a 10% change in the 2002 fourth-quarter average copper price ($0.71 per lb.) would affect after-tax earnings by approximately $47 million.


($ millions)
Copper
Zinc
Nickel
Aluminum
Silver
Lead
US$0.71/lb.
US$0.35/lb.
US$3.22/lb.
US$0.61/lb.
US$4.51/oz.
US$0.20/lb.
0
10
20
30
40
50

PROJECT RISKS

In pursuing its goal of improving the return on equity, Noranda has chosen to invest in projects with appropriate returns and with sufficient size to positively influence shareholder value.

There may be risks associated with some projects due to:

- the magnitude of investment required
- prolonged construction periods
- local or regional political risks
- environmental issues
- market volatility
- the deployment of new technologies

Environment

Noranda is committed to the principles of sustainable development and an effective environment, safety and health management system, including an internal environment audit program.

At December 31, 2002, Noranda had $372 million in its accounts for future site restoration and closure costs, including $101 million provided in 2002.

In view of the uncertainties concerning future removal and site restoration costs on Noranda properties, the ultimate costs to Noranda could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

Metal Markets

Copper



Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
2000
1500
1000
500
0
98
99
00
01
02
LME price
LME, producer and other inventories

LME prices averaged US$0.71 per pound during 2002 with monthly averages ranging between US$0.67 and US$0.75.

The widely anticipated economic recovery failed to materialize and, as a result, Western World copper demand grew by less than 2% in 2002. North America, Western Europe and Japan all recorded declines in consumption and had it not been for the strong rebound in various Asian countries, notably Indonesia, Taiwan and South Korea, demand would have fared much worse. China remained the bright spot recording demand growth estimated at 17% in 2002 with total consumption of around 2.5 million tonnes copper, of which close to 1.0 million tonnes came from cathode imports. In addition, the Chinese State Reserve Bureau reportedly purchased 250-300,000 tonnes of copper in 2002 to be held in their strategic reserves.

Reflecting relatively poor global demand, warehouse stocks climbed further during 2002 ending the year about 150,000 tonnes higher at 1.3 million tonnes. This is below the peak in May of approximately 1.5 million tonnes.

After opening the year at the US$0.69 level, prices climbed through the first half to peak above US$0.76 in June before succumbing to softer demand during the Northern Hemisphere summer. They began to recover late in the fourth quarter following announcements by various producers that they would maintain previously announced production cutbacks. With these cutbacks and a projected modest recovery in demand, the copper market is expected to swing into deficit in 2003 which should lead to a drawdown in warehouse stocks.

Copper Treatment and Refining Charges



Price (US$/tonne)
150
100
50
0
98
99
00
01
02
Benchmark copper treatment charges

Annual treatment and refining charges for copper concentrates fell during 2002, averaging around US$68.00 per tonne for smelting and US$0.068 per pound for refining.

Spot treatment terms fell to historically low levels in 2002 on the back of continuing weak copper prices and strong demand from tariff-protected China and India. After starting the year at about the US$50.00 and US$0.05 level, continued aggressive merchant buying drove charges down to reach lows of under US$20.00 per tonne smelting and US$0.02 per pound refining.

Prevailing spot market terms influenced the negotiations for 2003 deliveries of copper concentrates. Annual charges for 2003 have come off 2002's already low levels with benchmarks being established in the Far East at around the US$58.00 and US$0.058 level.

Zinc



Price (US$/lb.)
Inventories (000 tonnes)
0.60
0.45
0.30
0.15
0
1200
900
600
300
0
98
99
00
01
02
LME price
LME, producer and other inventories

A modest recovery in demand in 2002 was insufficient to offset metal supply growth. Metal inventories continued to climb, exerting pressure on price levels. LME cash prices averaged US$0.35 per pound for the year compared to US$0.40 in 2001. LME stocks increased 218,000 tonnes during the year to close at 651,000 tonnes.

Western demand in 2002 increased 1.0%, while global consumption rose by approximately 2.0% due to continued strong growth in China. In North America, demand from the automotive and housing sectors resulted in growth of 1.5%, following a 7.8% drop the previous year. West European demand declined 1.5% as a result of weakness in the German economy.

Despite global production cutbacks, Western World refined zinc production increased 2.4% for the year. In 2003, metal production should be constrained by limited zinc supply. Closures are expected at European smelters and Chinese metal exports are expected to decline. Metal supply should once again exceed demand but to a lesser extent than the previous two years. As a result, only modest recovery in price levels is anticipated while stocks remain high.

Aluminum



Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
3000
2250
1500
750
0
98
99
00
01
02
LME price
LME, producer and other inventories

LME cash prices for 2002 ranged from US$0.58 to $0.65, with an average just over US$0.61 for the year compared to an average of US$0.66 in 2001.

Aluminum has been a beneficiary of copper's recent recovery, moving in sympathy with the red metal and spurring some fund buying. The continued weakness of the U.S. dollar has also supported the price. These factors allowed prices to recover somewhat in the fourth quarter.

Fundamentally, much of the aluminum market's attention is focused on China. China increased its smelter production over 40% during 2002, giving it the highest output of any nation. It is definitely expected to be a net exporter through the near and mid-term, but the critical question is how long that status will continue given its high internal growth rate. Numerous smelter expansions and additions have been announced in 2002 although it remains to be seen if all will be developed. Cutbacks and closures of older facilities in the foil industry are bringing discipline to the marketplace in North America.

Nickel



Price (US$/lb.)
Inventories (000 tonnes)
5.00
3.75
2.50
1.25
0
80
60
40
20
0
98
99
00
01
02
LME price
LME inventories

On the basis of improved fundamentals, the nickel price rose 25% from the end of 2001 to reach US$3.22 per pound at the end of 2002. It was the only metal to have traded near its long-term price average towards the end of 2002.

Refined nickel supply increased by 3.5% mainly as a result of the return to normal output levels for some producers and the continued brownfield ramp-ups. Demand grew a healthy 5.4% on the back of average growth in stainless steel production partly due to the re-stocking of inventories and a tight scrap supply. The positive effects of these two factors more than offset the negative growth of 1.5% in the non-stainless sector. In particular, the high nickel alloy and battery markets were very weak due to not only poor demand but also a destocking of inventory which was required to re-align sales with production. Consequently, the nickel market was finely balanced for the year. In addition, the nickel market received a boost when Russian producer, Norilsk, chose to collaterize 60,000 tonnes of nickel it held in inventory for a period of three years in exchange for a loan agreement. This was viewed as very price supportive by the market. LME stocks ended the year at 21,990 tonnes, which is seen as quite low by historical standards.

For 2003, the nickel market is forecast to move into a deficit as nickel demand is expected to outpace supply. Below-trend growth of nickel is expected due to softer economic conditions and an end to the stainless steel restocking cycle. Western World stainless steel production growth will be slightly lower at 4.6%, as production rates moderate, particularly in the U.S., but new expansions slated to come on-line in 2003 will require more nickel units to fill pipeline inventories. The non-stainless steel sectors are forecasted to experience a modest recovery, as many industries are believed to have bottomed in 2002. If economic conditions improve more than anticipated, nickel prices can be expected to respond favourably.

Average Fourth-quarter 2002 Prices Versus 10-Year Prices

In the fourth quarter, the average selling price for nickel was almost equal to its 10-year average. However, in the case of copper, zinc and aluminum prices remained well below. The effect on Noranda's annualized earnings of a change in the price of a product can be determined by referring to the sensitivity chart on page 26.



(%)
10-year average prices = 100%
Copper
Zinc
Nickel
Aluminum
Silver
Lead
Gold
0
20
40
60
80
100

Management's Responsibility

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

Noranda maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Noranda's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

Derek Pannell
President and
Chief Executive Officer

Lars-Eric Johansson
Executive Vice-President
and Chief Financial Officer

February 10, 2003

Auditors' Report

To the Shareholders of Noranda Inc.

We have audited the consolidated balance sheets of Noranda Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and retained earnings (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As described in Notes 1 and 2 to the consolidated financial statements, the Company changed its accounting policies on asset impairments and stock-based compensation effective January 1, 2002.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 10, 2003
(except for Note 20 which is as of March 4, 2003)

Consolidated Balance Sheets

Noranda Inc. (Incorporated under the laws of Ontario)

($ millions) As at December 31	Notes	2002	2001
ASSETS			
Current assets			
Cash and cash equivalents		$ 463	$ 285
Accounts receivable		752	829
Inventories		1,415	1,463
		2,630	2,577
Capital assets	6	8,073	9,208
Investment and other assets	7	408	247
Future tax asset	13	266	109
		$ 11,377	$ 12,141
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 39	$ 5
Accounts and taxes payable		1,137	1,185
Debt due within one year	8	490	512
		1,666	1,702
Long-term debt	8 and 11	4,762	4,403
Future tax liability	13	306	429
Deferred credits	9	579	590
Minority interest in subsidiaries	10	1,136	1,220
Shareholders' equity	11 and 12	2,928	3,797
		$ 11,377	$ 12,141

Commitments and contingencies (Notes 14 and 15)

(See accompanying notes)

On behalf of the Board:

Derek Pannell
Director

Al Flood
Director

Consolidated Statements of Loss and Retained Earnings (Deficit)

($ millions, except per share amounts) Years ended December 31	Notes	2002	2001
LOSS			
Revenues	7	$ 6,090	$ 6,152
Operating expenses			
Cost of operations		2,933	2,910
Purchased raw materials		2,184	2,477
Corporate and general administration		91	86
Exploration		55	78
Research and development		21	37
Other operating costs		17	23
		5,301	5,611
Operating income before depreciation and restructuring costs		789	541
Depreciation, amortization and reclamation		763	619
Magnesium and other restructuring costs, net	4 and 5	777	47
Operating loss		(751)	(125)
Interest expense, net	8	163	140
Tax recovery	13	(250)	(191)
Minority interest in earnings of subsidiaries		36	18
Net loss		(700)	(92)
Dividends on preferred shares		17	17
Loss attributable to common shares		(717)	(109)
Basic and diluted loss per common share		$ (3.02)	$ (0.47)
Basic and diluted weighted average number of shares		238,823,521	238,228,411
RETAINED EARNINGS (DEFICIT)			
Balance, beginning of year		$ 896	$ 1,199
Loss		(700)	(92)
Dividends:			
Common		(191)	(191)
Preferred		(17)	(17)
Other		(5)	(3)
Balance, end of year		$ (17)	$ 896

(See accompanying notes)

Consolidated Statements of Cash Flows

($ millions) Years ended December 31	Notes	2002	2001
CASH REALIZED FROM (USED FOR):			
Operations			
Loss		$ (700)	$ (92)
Charges (credits) not affecting cash:			
Depreciation and amortization		671	612
Future taxes		(278)	(214)
Minority interest		33	18
Asset impairment	5	811	—
Gain on asset dispositions	4	(98)	(62)
Reclamation provisions		52	2
Pension valuation allowance	17	(102)	(71)
Foreign exchange, restructuring and other		124	51
		513	244
Net change in accounts receivable, inventories and payables		69	157
Cash from operations		582	401
Investment activities			
Capital investments		(824)	(1,340)
Cash acquired – Lomas Bayas	3	—	17
Investments and advances		(182)	(26)
Proceeds on dispositions	4	418	261
		(588)	(1,088)
Cash used before financing activities		(6)	(687)
Financing activities			
Long-term debt, including current portion			
Issued		964	859
Repaid		(576)	(296)
Issue of shares	12	3	2
Dividends paid		(170)	(208)
Exercise of stock options		(3)	—
Issue of shares – minority shareholders, net		12	—
Dividends paid to minority shareholders		(46)	(48)
		184	309
Increase (decrease) in cash and cash equivalents		178	(378)
Cash and cash equivalents, beginning of year		285	663
Cash and cash equivalents, end of year		$ 463	$ 285

(See accompanying notes)

($ millions except as otherwise indicated) December 31, 2002

1 Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 19. The consolidated financial statements include the accounts of Noranda Inc. (the "Company") and all of its subsidiaries and joint ventures (together, "Noranda"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Translation of Foreign Currencies

The accounts of self-sustaining foreign operations are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at year-end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances are not included in the consolidated statements of loss, but are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations are translated at the exchange rates prevailing at the year-end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated loss. Non-monetary assets and liabilities are translated at historical rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Product Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost where costs are comprised of direct costs and an allocation of production overheads and depreciation of production related assets. Aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprised of direct costs and an allocation of production overheads and depreciation of production related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

Revenue from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with customers pursuant to the terms of sales contracts. Price changes for shipments which at year-end are awaiting final pricing could have a material effect on future revenues.

Financial Instruments

Noranda enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Noranda also enters into interest rate swap agreements that involve the payment of fixed rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received as a result of interest rate swap agreements is accrued and recognized as an adjustment to interest expense related to the debt.

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Noranda enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production. Provisions are made for any estimated unrealized gains and losses on these contracts.

Noranda also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Noranda formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

Noranda does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and Noranda does not anticipate that any counter-party will fail to meet its obligations. Noranda does not have significant exposure to any individual customer, and these risks are further managed through an effective credit management program.

Depreciation, Amortization and Reclamation

Depreciation of property, plant and equipment is based on the estimated service lives of the assets, calculated primarily on a straight-line basis. Preproduction and mine development expenditures are amortized over the estimated life of the mine on the unit-of-production method over proven and probable reserves. Construction in progress will be depreciated once the project is substantially completed. Provisions are made for future site reclamation and closure costs, net of expected recoveries, in a rational and systematic manner by charges to earnings over the expected life of an operation and calculated on a discounted basis. In the case of Noranda's mining operations this is on a unit-of-production basis over proven and probable reserves and in the case of Noranda's other operations on a straight-line basis.

The estimated site reclamation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs

Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Asset Valuation

Effective January 1, 2002, Noranda prospectively adopted the new Canadian Institute of Chartered Accountants ("CICA") accounting recommendations on the impairment of long-lived assets. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

Prior to January 1, 2002, asset impairments were recorded to the extent that the amount of an asset's carrying value exceeded its net recoverable amount on an undiscounted basis.

Exploration

Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes

Current taxes are recognized for the estimated income and mining taxes payable for the current year.

Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest

Interest expense is charged to earnings, except for interest that can be identified with a major capital expenditure program, which is capitalized and amortized over the same basis as the underlying asset.

Post-employment Costs

The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Noranda uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the employment contract. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Under its defined contribution retirement savings program, Noranda makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

When a defined benefit plan gives rise to an accrued benefit asset, Noranda recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans

The Company has stock-based compensation plans, which are described in Note 12. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

Earnings per common share has been determined after deducting preferred share dividends and convertible debenture interest and has been based on the weighted-average number of common shares outstanding during the year excluding shares securing employee share purchase loans. Diluted earnings per share is calculated using the treasury stock method to compute the dilutive effect of stock options and convertible debentures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 consolidated financial statements.

2 Changes in Accounting Policies

Stock-based Compensation

Effective January 1, 2002, the Company adopted without restatement of the prior-period comparative financial statements, the new CICA accounting standard for *Stock-Based Compensation and Other Stock-Based Payments*. The impact of adopting the new standard was the recognition in corporate and general administration of compensation costs of $2 for the Company and $4 for the Company's partially-owned subsidiaries. The market growth feature of the Company's stock option plan was removed in June 2002 for all stock options outstanding at that time. As a result, compensation expense is recognized only for stock options granted or otherwise modified subsequent to January 1, 2002.

3 Acquisition

On July 26, 2001 the Company's partially-owned subsidiary, Falconbridge, acquired all of the issued and outstanding shares of Compañia Minera Lomas Bayas (Lomas Bayas) and Compañia Minera Boliden Westmin Chile Limitada for cash consideration of $101, representing mainly capital assets net of $162 of assumed debt. The results of operation have been included in the consolidated financial statements from that date.

On September 28, 2001, the Company acquired the rights to the El Pachón deposit located in central western Argentina for cash consideration of $45 plus another $3 to be paid at the earliest of four years from the acquisition date or making a production decision.

4 Restructuring and Asset Disposals

As at December 31	2002	2001
Magnesium impairment (Note 5)	$ 811	$ —
Other restructuring costs	64	109
Gain on sale of CEZ facility	(98)	—
Gain on sale of investment	—	(62)
	$ 777	$ 47

Sale of CEZ Processing Facility

On May 3, 2002, the Company successfully completed an initial public offering of Priority Units of the Noranda Income Fund (the "Fund"). The Fund was created to acquire the Company's CEZ processing facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. Net cash proceeds of $410 were received and a pre-tax gain of $98 was recognized.

The Fund is an unincorporated open-ended trust established under the laws of Ontario. The Company's participation in the Fund is 48.97%, comprising 23.97% Priority Units and 25% Ordinary Units.

Cash distributions on Ordinary Units are subordinate to distributions on Priority Units for 15 years except upon the occurrence of certain events. Each Ordinary Unit is entitled to receive cash distributions on a monthly basis in an amount that is equal to the monthly cash distributions paid to each Priority Unit, provided each Priority Unit is first paid an amount that is equal to the monthly cash distribution of not less than $0.08333 per Priority Unit (the "Base Distribution") before any amount is paid to holders of Ordinary Units. If, notwithstanding the subordination of the Ordinary Units, Distributable Cash is not sufficient to make the Base Distributions on Priority Units in a month, the amount of the deficiency shall not accumulate and will not be paid to holders of Priority Units. If Distributable Cash in a month is not sufficient to make a distribution on the Ordinary Units that is equal to the distribution on the Priority Units, the amount of the deficiency will accumulate and be paid to holders of the Ordinary Units from excess Distributable Cash in a subsequent month.

The Company accounts for its share of the Fund on an equity basis.

Other Restructuring Costs

Pursuant to an announcement by the Company to restructure its operations, a pre-tax charge of $46 (2001 – $39) was recorded as a result of a re-alignment of administrative and corporate functions, employee reductions at CCR and Brunswick smelter operating sites and restructuring provisions at American Racing. Further restructuring costs for 2002 of $18 (2001 – $70) were recorded for the closure of the Gaspé smelter.

5 Joint Ventures

Noranda's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2002 and 2001 is as follows:

2002	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets					
Current assets	$ 150	45	19	224	$ 438
Capital assets and other	1,073	306	24	1,274	2,677
	$ 1,223	351	43	1,498	$ 3,115
Current liabilities	$ 118	27	3	127	$ 275
Long-term debt and other	595	40	3	879	1,517
Minority interest in subsidiaries	—	—	14	199	213
Noranda's investment	510	284	23	293	1,110
	$ 1,223	351	43	1,498	$ 3,115
Statements of Earnings (Loss)					
Sales and other revenues	$ 261	—	45	387	$ 693
Expenses	235	669	41	316	1,261
Minority interest	—	—	1	29	30
Noranda's share of earnings (loss)	$ 26	(669)	3	42	$ (598)
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ 106	—	17	199	$ 322
Investment activities	(85)	(135)	—	(103)	(323)
Financing activities	15	—	—	(30)	(15)

2001	Antamina	Magnesium	Louvicourt	Collahuasi	Total
Balance Sheets					
Current assets	$ 111	29	18	161	$ 319
Capital assets and other	1,117	780	37	1,278	3,212
	$ 1,228	809	55	1,439	$ 3,531
Current liabilities	$ 192	26	4	123	$ 345
Long-term debt and other	586	7	2	888	1,483
Minority interest in subsidiaries	—	—	20	190	210
Noranda's investment	450	776	29	238	1,493
	$ 1,228	809	55	1,439	$ 3,531
Statements of Earnings (Loss)					
Sales and other revenues	$ 52	—	46	366	$ 464
Expenses	60	—	43	317	420
Minority interest	—	—	1	22	23
Noranda's share of earnings (loss)	$ (8)	—	2	27	$ 21
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ (2)	—	22	145	$ 165
Investment activities	(258)	(133)	(1)	(50)	(442)
Financing activities	153	—	—	(61)	92

Noranda holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. The Antamina project achieved commercial production in the fourth quarter of 2001.

Noranda owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices due mainly to rapidly increasing low-cost Chinese production that was not expected to change in the near term, the Company recorded an impairment charge in the fourth quarter of 2002 to reduce the carrying value of the Magnesium project by $811 and made the decision in January 2003 to temporarily shut down the Company's Magnesium operation. The impairment charge, included in "Magnesium and other restructuring costs" on the statement of loss, was determined by using the expected present value method.

The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec.

Falconbridge holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi project, and which secured financing, conducts the operations and markets the products of the property.

6 Capital Assets

As at December 31	2002						
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Property, plant and equipment, at cost	$ 1,859	2,841	2,944	2,566	851	1,078	$ 12,139
Accumulated depreciation	(929)	(1,685)	(453)	(1,444)	(577)	(656)	(5,744)
	930	1,156	2,491	1,122	274	422	6,395
Deferred preproduction, development and exploration (net)	—	233	439	432	107	181	1,392
Projects under development	—	—	276	—	10	—	286
	$ 930	1,389	3,206	1,554	391	603	$ 8,073

As at December 31	2001						
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Property, plant and equipment, at cost	$ 1,837	2,818	2,919	2,514	1,592	663	$ 12,343
Accumulated depreciation	(902)	(1,702)	(340)	(1,331)	(873)	(526)	(5,674)
	935	1,116	2,579	1,183	719	137	6,669
Deferred preproduction, development and exploration (net)	—	223	479	392	108	73	1,275
Projects under development	—	—	174	—	31	1,059	1,264
	$ 935	1,339	3,232	1,575	858	1,269	$ 9,208

7 Investments and Other Assets

As at December 31	2002	2001
Deferred pre-development costs	$ 132	$ 99
Equity accounted investment – Noranda Income Fund	133	—
Cost accounted investments	19	39
Deposits and other assets	124	109
	$ 408	$ 247

In 2002, the Company recorded in its revenues $17 as its share of earnings in the Noranda Income Fund.

8
Debt

	Interest rates[1]	Total 2002	Principal repayment schedule as at December 31, 2002							Total 2001
			2003	2004	2005	2006	2007	2008 to 2011	After 2011	
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	3.41%	$ 481	1	1	178	85	216	—	—	$ 446
Senior debentures	5.83%	2,053	315	474	316	—	—	474	474	1,911
Liability element of convertible debentures (Note 11)	5.00%	29	—	—	—	—	—	29	—	35
	5.36%	2,563	316	475	494	85	216	503	474	2,392
Debt of partially-owned subsidiaries and joint ventures	4.48%	2,689	174	187	509	534	139	708	438	2,523
Total	4.91%	$ 5,252	490	662	1,003	619	355	1,211	912	$ 4,915
Debt due within one year		490								512
Long-term debt		$ 4,762								$ 4,403

1 Weighted-average interest rates after swap contracts, as at December 31, 2002.

a) During 2002, the Company issued US$300, 7.25% debentures which mature July 15, 2012. These debentures along with the US$300, 8.375% debentures maturing August 15, 2011, were issued under a shelf prospectus which was filed in 2001 and provides for a total issuance of US$800 to expire March 2003. Falconbridge issued US$250, 7.35% debentures maturing June 5, 2012, under a shelf prospectus filed in 2001 that provides for the issuance of up to US$600 to expire November 2003.

b) Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next five years. At December 31, 2002, Noranda had utilized $632 (including $154 by Falconbridge, excluding Collahuasi) from its total committed lines of $1,752 (including $656 for Falconbridge, excluding Collahuasi).

Senior debentures of US$1,300 are direct unsecured obligations of the Company.

c) Debt of partially-owned subsidiaries and joint ventures includes US$422, Noranda's 33.75% share of the US$1,250 of borrowings under Antamina's US$1,320 senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from 5.5 to 9.5 years. With the exception of US$186, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. These facilities are guaranteed by Noranda until specific completion tests are met. Prior to meeting the completion tests, the average interest rate, inclusive of political risk insurance premiums and guarantee fees, ranges from LIBOR +2.4% to approximately LIBOR +4.1%.

d) After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2002 was greater than book value by $31 (2001 – $28), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by $76 (2001 – $6).

e) Interest rate swap agreements of US$300 (2001 – US$300) have been entered into by the Company, and US$361 (2001 – US$741) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to nine years. In addition, interest rate swap agreements of US$479 (2001 – US$397) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 9.5 years. As at December 31, 2002, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market value of $37 and $61, respectively (2001 – $87 and $11, respectively).

A further $640 of the Company's swap agreements outstanding at the end of 2001, where fixed interest rates were swapped to floating rates, were either closed ($400) or expired ($240) during 2002. As of

December 31, 2002, a deferred gain of $33 on the closure of the $400 interest rate swap agreements was recorded and will be recognized in earnings over their original remaining term which was to expire July 2004.

Interest, net	2002	2001
Interest on long-term debt	$ 240	$ 271
Interest on short-term debt	13	11
Interest income	(20)	(32)
	233	250
Capitalized interest	(70)	(110)
	$ 163	$ 140

9
Deferred Credits

As at December 31	2002			2001		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Reclamation and other environmental provisions	$ 270	102	$ 372	$ 248	91	$ 339
Pension, benefits and other provisions	(91)	298	207	(17)	268	251
	$ 179	400	$ 579	$ 231	359	$ 590

10
Minority Interest in Subsidiaries

As at December 31	2002	2001
Preferred shares of subsidiaries	$ 199	$ 199
Common equity interests	937	1,021
	$ 1,136	$ 1,220

11
Convertible Debentures

The $150 adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid in the previous six months is of the conversion price. The debentures are convertible at the holder's option into common shares of the Company at a conversion price of $27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's option, for common shares of the Company.

The Company's convertible debentures contain both debt and equity components. Although under certain conditions the interest portion of the debentures may be settled by issuing common shares, the Company believes it is improbable that those conditions will be met, and has accounted for the present value of the interest portion as a liability. At December 31, 2002, this liability amounted to $29 (2001 – $35). The amount representing the principal has been classified as a component of shareholders' equity and was $121 at December 31, 2002 (2001 – $115).

12
Shareholders' Equity

Capital Stock

Authorized:

Preferred shares, an unlimited number

Common shares, an unlimited number

Participating shares, an unlimited number

	2002	2001
Issued:		
Preferred shares Series F	$ 81	$ 81
Preferred shares Series G	219	219
Equity element of convertible debentures (Note 11)	121	115
Common shares	2,442	2,401
	2,863	2,816
Retained earnings (deficit)	(17)	896
Currency translation adjustment	87	90
	2,933	3,802
Share purchase plan	(5)	(5)
	$ 2,928	$ 3,797

Preferred Shares Series F

The Company had 3,246,057 (2001 – 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2002.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% of Prime per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is $24.875 or less or $25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is ±4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at $25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

The Company had 8,753,943 (2001 – 8,753,943) Series G Preferred Shares outstanding at December 31, 2002. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum.

On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at $25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

	Shares (000)	Amount
Common shares, December 31, 2000	238,412	$ 2,399
Issued under dividend re-investment	72	1
Issued under share purchase plan	100	1
Common shares, December 31, 2001	238,584	$ 2,401
Issued on exercise of stock options	15	—
Issued under dividend re-investment	2,553	39
Issued under share purchase plan	137	2
Common shares, December 31, 2002	241,289	$ 2,442

Earnings Per Share

Earnings per share is determined by dividing net earnings, after deducting preferred share dividends and the equity portion of the convertible debenture interest, by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

Diluted loss per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Share Purchase Plan

In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and are secured by a pledge of 344,550 common shares at December 31, 2002 (2001 – 314,570). Loans receivable at December 31, 2002 of $5 (2001 – $5) are recorded as a reduction of shareholders' equity, and upon loan repayment there will be a corresponding increase in shareholders' equity.

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable.

A summary of the status of the stock option plan and changes during the years is presented below:

	2002		2001	
	Options (000)	Weighted-average exercise price	Options (000)	Weighted-average exercise price
Outstanding, beginning of year	7,182	$ 16.90	5,250	$ 17.93
Granted	2,211	15.56	2,453	15.16
Exercised through the purchase option feature	(13)	18.25	—	—
Exercised through the market growth option feature	(774)	15.91	(9)	15.00
Cancelled	(15)	15.83	(512)	19.37
Outstanding, end of year	8,591	$ 16.65	7,182	$ 16.90

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number (000) outstanding at December 31, 2002	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Number (000) exercisable at December 31, 2002	Weighted-average exercise price
$14.86 to $17.88	7,394	8.6	$ 15.96	2,881	$ 16.03
$18.10 to $19.29	689	6.0	19.13	549	19.14
$23.26 to $24.17	508	5.0	23.27	509	23.27
	8,591	8.2	$ 16.65	3,939	$ 17.40

Director Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2002 the total DSUs held by participating directors was 23,988 (2001 – 12,623), the accrual in respect of which is not significant at December 31, 2002 and 2001.

Management Deferred Share Unit Plan (MDSUP)

Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

An executive who holds Units will receive additional Units as dividends are paid on the Common Shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Noranda Common Shares at the time of cessation of employment with the Company.

As of December 31, 2002, a total of 23,250 Units were held by executives of the Company (2001 – nil), the accrual in respect of which is not significant at December 31, 2002.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2002, 2,552,932 (2001 – 71,670) common shares were issued under the dividend reinvestment plan.

13 Income and Production Taxes

The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below. The difference arose for the following reasons:

	2002	2001
Loss before the following:		
Income and production taxes and minority interest	$ (914)	$ (265)
Provision based on combined federal and composite provincial tax rate of 39.8% (2001 – 40.1%)	$ (364)	$ (107)
Increase (decrease) in taxes resulting from:		
Resource and depletion allowances	75	7
Royalties and mineral taxes	—	(2)
Rate differences from foreign and manufacturing activities	(13)	(30)
Non-taxable items	(14)	(32)
Capital taxes	26	19
Non-recurring and other	40	(46)
Income and production taxes	$ (250)	$ (191)

Consolidated income and production taxes are as follows:

	2002	2001
Current:		
Federal and provincial income taxes	$ 15	$ 31
Provincial mining taxes	5	5
Foreign taxes	8	(13)
	$ 28	$ 23
Future:		
Federal and provincial income taxes	$ (265)	$ (152)
Provincial mining taxes	(5)	(6)
Foreign taxes	(8)	(56)
	$ (278)	$ (214)
	$ (250)	$ (191)

The components of the future tax asset and future tax liability at December 31, 2002 and 2001 are as follows:

	2002		2001	
	Legal entities where		Legal entities where	
	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:				
Pensions	$ 17	$ 18	$ 3	$ 35
Post retirement benefits	2	67	2	67
Reclamation provisions	71	35	—	96
Exploration	16	26	—	48
Inventory valuations	4	18	2	12
Non capital losses	166	176	100	200
Research and development	13	17	—	36
Other	104	76	11	129
	$ 393	$ 433	$ 118	$ 623
Future tax liabilities:				
Property plant and equipment	$ (63)	$ (482)	$ (4)	$ (653)
Development and preproduction	(16)	(215)	—	(212)
Foreign exchange	(9)	(22)	—	(51)
Post-retirement benefits	(29)	12	—	(54)
Exploration	(3)	—	—	(6)
Other	(7)	(32)	(5)	(76)
	$ (127)	$ (739)	$ (9)	$ (1,052)
Net future tax asset (liability)	$ 266	$ (306)	$ 109	$ (429)

The Company has non-resident subsidiaries that have tax losses of US$290 (2001 – US$142) for which no benefit has been recorded. If the tax benefit had been recorded the amount would have been US$49 (2001 – US$24).

14 Financial Instruments

Noranda uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Noranda's primary business activities. *The fair values of Noranda's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year-end.*

A) Fixed Forward Price Hedges

Some customers request a fixed sales price instead of the COMEX or London Metal Exchange (LME) average price in the month of shipment. Noranda enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2002, the mark-to-market value of these positions was a loss of $7 (2001 – $12).

B) Commodity Hedges

Noranda purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Noranda hedges such transactions. The hedge transactions involve the purchase or sale of over the counter or LME or COMEX exchange traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

As at December 31, 2002 the mark-to-market unrealized gain was $6 (2001 – unrealized loss of $2).

C) Foreign Currency Hedging

Noranda is a global company that transacts business in many countries and in many currencies. Foreign currency transactions create risks because exchange rates can change between the time agreements are made and the time foreign currencies are actually exchanged. One of the ways Noranda manages these exposures is by entering into forward exchange contracts to buy or sell the same currency as the transaction to lock in or minimize the effects of changes in foreign exchange rates.

Noranda and its partially-owned subsidiaries have entered into other short-term forward foreign exchange contracts in various other currencies to hedge foreign commitments, whereby it would purchase notional amounts with a Canadian dollar equivalent of $218 (2001 – $99) and have entered into various short-term forward foreign option contracts which, if exercised, would result in the purchase of 165 million Norwegian Kroner (2001 – 75 million). At December 31, 2002, the fair value of these contracts approximated their carrying value, which compares to an unrealized loss of $4 at December 31, 2001.

Noranda's cost of operations to December 31, 2002, include realized exchange gains from the settlement of foreign currency exchange contracts which hedged foreign currency expenditures and other foreign currency denominated monetary assets and liabilities of $13 (2001 – realized loss of $2).

D) Hedges of U.S. Dollar-denominated Revenue

To protect against the reduction in value of forecasted foreign currency cash flows resulting from sales denominated in U.S. dollars, Noranda manages a foreign currency cash flow hedging program. Noranda hedges portions of its forecast U.S. dollar-denominated revenue with forward foreign exchange contracts with its banks. When the Canadian dollar strengthens significantly against the U.S. dollar, the decline in value of future U.S. dollar revenues is offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the increase in the value of future U.S. dollar revenue is offset by losses in the value of the forward currency contracts.

As a hedge against a portion of its U.S. dollar-denominated sales, Noranda has entered into the following forward sales contracts to sell U.S. dollars and purchase Canadian dollars.

	2002		2001	
	US $	Average Rate	US $	Average Rate
Forward sales				
2002	$ —	—	$ 503	1.52
2003	430	1.53	310	1.51
2004	299	1.55	149	1.51
2005 and thereafter	157	1.50	157	1.50
	$ 886	1.53	$ 1,119	1.51

In addition, Noranda's partially-owned subsidiaries have entered into various short-term option contracts which, if exercised, would result in additional sales of US$125 (2001 – US$105) in 2003. At December 31, 2002, the estimated unrealized loss on these U.S. dollars forward sales contracts was $64 (2001 – $84).

Noranda's revenues to December 31, 2002 include realized exchange losses from the settlement of various revenue hedge contracts of $28 (2001 – $13).

E) Hedge of Net Investment in Foreign Operations

The Company uses forward foreign exchange contracts and foreign-denominated fixed rate debt to protect the value of its investments in its foreign subsidiaries.

A principal amount of US$955 (2001 – US$731) of the senior debentures of the Company, and a series of short-term foreign exchange contracts resulting in sales of US$570 (2001 – US$708) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets. The forward foreign exchange components of the cross-currency swap agreements and short-term foreign exchange contracts combined to buy US$345 (2001 – US$469) and sell Canadian dollars, are designated as hedges against U.S. dollar-denominated debt. As at December 31, 2002 the unrealized gain on these contracts was $51 (2001 – $28).

Foreign-denominated debt of US$1,163 (2001 – US$956), and a series of short-term foreign exchange contracts of US$61 (2001 – US$284) to purchase Canadian dollars, are designated as hedges against U.S. dollar net assets of the partially-owned subsidiaries and joint ventures. As at December 31, 2002, the estimated unrealized loss on these contracts was $1 (2001 – $5).

The Company has also entered into a series of short-term forward foreign exchange contracts to sell £7 million (2001 – £27 million) and purchase Canadian dollars as a hedge against pounds sterling net assets. At December 31, 2002, the fair value of these contracts approximated their carrying value, which compares to an unrealized loss of $1 at December 31, 2001.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counter-party to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counter-parties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

15 Commitments and Contingencies

a) As sponsors of the Antamina project, the Company, together with Rio Algom Limited, a wholly-owned subsidiary of BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, settled with the Peruvian government its commitment to pay 30% of the shortfall between the US$2,520 investment commitment and the actual project expenditure. Antamina paid US$112 in August 2002 to cover the project's spending shortfall of US$372.

The Company has provided a several guarantee of its 33.75% share of Antamina's senior debt, which amounts to US$422 million at December 31, 2002 (2001 – US$412) (Note 8 (c)).

b) From time to time, Noranda is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Noranda's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

c) As a result of the sale of the CEZ processing facility to the Noranda Income Fund (Note 4), the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at $0.352 per pound of payable zinc metal. The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

16 Related-party Transactions

a) Noranda has an ownership interest of 48.97% in the Noranda Income Fund ("the Fund") resulting from its initial public offering on May 3, 2002 (Note 4). Noranda has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Noranda to provide concentrate and services to the Fund on a regular basis (Note 15). Noranda has sold $63 (2001 – nil) of concentrate to the Fund at agreed upon market terms during the period from May 3, 2002 to December 31, 2002. As of December 31, 2002, Noranda has a receivable of $13 (2001 – nil) from the Fund. Noranda has also provided $42 (2001 – nil) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2002, Noranda has a receivable of $1 (2001 – nil) from the Fund due to the services provided. In addition, Noranda has made purchases of $43 (2001 – nil) of zinc metal and by-products at terms that reflect market rates. Included in accounts payable as at December 31, 2002 is $12 (2001 – nil) of amounts due to the Fund.

b) Noranda has undertaken a number of transactions with the joint venture for the Antamina project in which Noranda has a 33.75% ownership interest. Included in raw materials costs are purchases of concentrate of $64 (2001 – $22) from the joint venture at their market value. As of December 31, 2002, Noranda has a payable of $3 (2001 – $3) to the joint venture.

During 2002, Noranda has made purchases of goods of $67 (2001 – $9) and provided services of $1 (2001 – $6) to its affiliates. These transactions were measured at their market value. As of December 31, 2002, Noranda has a payable of $1 (2001 – nil) to its affiliates.

c) Noranda has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. During the year, Noranda has secured revolving credit facilities totaling $100 with an affiliate with an interest rate at Prime. Under the credit agreement, $75 of these facilities is to expire in January 2004 with the remainder maturing January 2006. As of December 31, 2002, Noranda has made no drawdown against the credit facilities.

d) During 2002, Noranda and Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Great Lakes Power Inc., entered in an agreement whereby BEMI contracted to buy and sell natural gas futures contracts. Noranda and BEMI shared equally gains and losses. Brascan Corporation, a significant shareholder of the Company, wholly owns Great Lakes Power Inc. There were no outstanding positions at December 31, 2002. In the year Noranda recognized a net gain of $2.

e) Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda Inc., is negotiating a power supply agreement with BEMI. Closing is subject to documentation and is anticipated to occur on or before June 2003, when the existing 30-year power contract with a third-party supplier expires. BEMI would provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003. Terms are negotiated based on market prices.

f) Included in accounts receivable are loans receivable from officers of the Company in the amount of $5 (2001 – $4), secured by collateral that have a market value of $6 (2001 – $8).

17 Post-employment Costs

Noranda has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Noranda and its related parties.

Noranda's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Noranda may determine to be appropriate.

The obligation for benefits under these plans is determined through periodic actuarial reports that are based on the following weighted-average assumptions:

	Pension Benefit Plans			
	December 31, 2002		December 31, 2001	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.75%	6.75%	6.90%	6.75%
Expected long-term rate of return on plan assets	6.93%	7.00%	7.07%	6.75%
Rate of compensation increase	3.81%	3.50%	3.71%	3.50%

	Other Benefit Plans			
	December 31, 2002		December 31, 2001	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.75%	6.75%	6.87%	6.75%
Expected long-term rate of return on plan assets	—	—	—	—
Rate of compensation increase	—	—	—	—

The health care cost trend rate is assumed to start at 9% for 2002 for the Company and 9% for its partially-owned subsidiaries and joint ventures, decreasing to 4% by 2012 for the Company and 4% by 2012 for its partially-owned subsidiaries and joint ventures.

In 2002, Noranda ratified new collective agreements at one of its operations. Included in this agreement was an increase in the pension plan benefits that amount to 12.5% at the end of three years, as well as provisions for early retirements.

The funded status of Noranda's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefits					
	December 31, 2002			December 31, 2001		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$ 804	1,068	$ 1,872	$ 1,314	782	$ 2,096
Benefit obligations	705	1,498	2,203	1,105	1,065	2,170
Excess (deficit) of plan assets over benefit obligations	99	(430)	(331)	209	(283)	(74)
Net accrued asset			$ 248			$ 132

	Other Benefit Plans					
	December 31, 2002			December 31, 2001		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$ —	26	$ 26	$ 12	16	$ 28
Benefit obligations	—	364	364	8	348	356
Excess (deficit) of plan assets over benefit obligations	—	(338)	(338)	4	(332)	(328)
Net accrued liability			$ (323)			$ (308)

The change in the funded status of Noranda's post-employment benefit plans was as follows:

	December 31, 2002					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation						
Obligation at beginning of year	$ 1,145	1,025	$ 2,170	$ 100	256	$ 356
Current service	21	14	35	6	7	13
Benefits paid	(83)	(74)	(157)	(8)	(18)	(26)
Interest cost on benefit obligation	79	69	148	7	17	24
Plan amendments	5	—	5	—	—	—
Actuarial (gains) losses	19	10	29	(1)	—	(1)
Effect of exchange rate change	(1)	4	3	(1)	(1)	(2)
Increase (decrease) due to curtailment	(20)	(10)	(30)	—	—	—
Obligation at end of year	$ 1,165	1,038	$ 2,203	$ 103	261	$ 364
Change in Plan Assets						
Fair value of assets at beginning of year	$ 1,269	827	$ 2,096	$ 12	16	$ 28
Employer contributions	13	52	65	3	16	19
Benefits paid	(78)	(70)	(148)	(5)	(18)	(23)
Return on plan assets	(66)	57	(9)	—	1	1
Effect of exchange rate change	(2)	6	4	—	—	—
Transfer (to) from other plans	(24)	(10)	(34)	—	1	1
Actuarial losses	—	(102)	(102)	—	—	—
Fair value assets at end of year	$ 1,112	760	$ 1,872	$ 10	16	$ 26
Surplus (deficit) status of plan at end of year	$ (53)	(278)	$ (331)	$ (93)	(245)	$ (338)
Unamortized:						
Past service costs	22	5	27	—	1	1
Net actuarial (gains) losses	295	268	563	(6)	20	14
Accrued benefit asset (liability)	$ 264	(5)	$ 259	$ (99)	(224)	$ (323)
Valuation allowance	—	(11)	(11)	—	—	—
Accrued benefit asset (liability), net of valuation allowance	$ 264	(16)	$ 248	$ (99)	(224)	$ (323)

	December 31, 2001					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Benefit Obligation						
Obligation at beginning of year	$ 1,071	919	$ 1,990	$ 96	227	$ 323
Current service	28	15	43	4	6	10
Benefits paid	(66)	(74)	(140)	(4)	(16)	(20)
Interest cost on benefit obligation	76	67	143	7	16	23
Plan amendments	18	—	18	1	—	1
Actuarial (gains) losses	14	96	110	(4)	22	18
Effect of exchange rate change	12	2	14	—	1	1
Other	(8)	—	(8)	—	—	—
Obligation at end of year	$ 1,145	1,025	$ 2,170	$ 100	256	$ 356
Change in Plan Assets						
Fair value of assets at beginning of year	$ 1,368	873	$ 2,241	$ 13	15	$ 28
Employer contributions	14	40	54	2	15	17
Benefits paid	(66)	(70)	(136)	(4)	(16)	(20)
Return on plan assets	(49)	61	12	1	1	2
Effect of exchange rate change	16	1	17	—	—	—
Transfer (to) from other plans	(14)	—	(14)	—	1	1
Other	—	(78)	(78)	—	—	—
Fair value assets at end of year	$ 1,269	827	$ 2,096	$ 12	16	$ 28
Surplus (deficit) status of plan at end of year	$ 124	(198)	$ (74)	$ (88)	(240)	$ (328)
Accrued benefit liability						
Unamortized:						
Past service costs	27	10	37	1	(1)	—
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains) losses	120	164	284	(6)	26	20
Accrued benefit asset (liability)	$ 269	(24)	$ 245	$ (93)	(215)	$ (308)
Valuation allowance	(103)	(10)	(113)	—	—	—
Accrued benefit asset (liability), net of valuation allowance	$ 166	(34)	$ 132	$ (93)	(215)	$ (308)

Noranda's post-employment benefit expense included the following components:

	December 31, 2002					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 21	14	$ 35	$ 6	9	$ 15
Interest cost on benefit obligation	79	69	148	7	17	24
Expected return on plan assets	(93)	(57)	(150)	—	(1)	(1)
Amortization of:						
Past service costs	19	—	19	—	—	—
Transitional asset	(1)	—	(1)	—	—	—
Net actuarial losses	1	11	12	—	—	—
Loss on recognition of a settlement/curtailment	12	—	12	—	—	—
Valuation allowance	(103)	1	(102)	—	—	—
Defined benefit pension expense	$ (65)	38	$ (27)	$ 13	25	$ 38

In 2002 Noranda offered its salaried employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 41% of salaried employees chose to make the switch with $24 in assets to be allocated to the defined contribution plan. Noranda is expecting regulatory approval for the defined contribution plan in 2003.

Noranda contributed $3 in payroll expenses to the defined contribution plan in 2002 (2001 – nil).

	December 31, 2001					
	Pension Benefits			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 28	15	$ 43	$ 4	6	$ 10
Interest cost on benefit obligation	76	67	143	7	16	23
Expected return on plan assets	(97)	(60)	(157)	(1)	(1)	(2)
Amortization of:						
Past service costs	16	—	16	1	—	1
Transitional asset	(2)	—	(2)	—	—	—
Net actuarial (gains) losses	(6)	6	—	—	—	—
Loss on recognition of a settlement/curtailment	3	—	3	—	—	—
Valuation allowance	(70)	—	(70)	—	(1)	(1)
Defined benefit pension expense	$ (52)	28	$ (24)	$ 11	20	$ 31

	December 31, 2002		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	3	$ 3
Post-retirement benefit obligation	4	32	36
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(4)	(23)	(27)

	December 31, 2001		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	2	$ 2
Post-retirement benefit obligation	4	29	33
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(3)	(22)	(25)

18
Segmented Information

Noranda has five operating segments: Aluminum, Canadian Copper and Recycling, Copper, Nickel, and Zinc. Inter-segment sales and purchases are made at market prices and trade terms. Operations and identifiable assets by operating and geographic segment are presented below:

(a) Operating Segments

	Year ended December 31, 2002						
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$ 1,039	2,078	1,173	1,322	628	(150)	$ 6,090
Operating expenses							
Cost of operations	541	708	485	765	385	49	2,933
Purchased raw materials	378	1,345	292	229	226	(286)	2,184
Corporate and general administration	—	—	—	—	—	91	91
Exploration	—	3	17	26	4	5	55
Research and development	1	3	1	11	3	2	21
Other operating costs	7	—	—	—	(3)	13	17
	927	2,059	795	1,031	615	(126)	5,301
Operating income (loss) before depreciation and restructuring costs	112	19	378	291	13	(24)	789
Depreciation, amortization and reclamation	59	109	212	183	99	101	763
Magnesium and other restructuring costs, net	—	22	—	—	(95)	850	777
Operating income (loss)	$ 53	(112)	166	108	9	(975)	$ (751)
Interest expense, net							(163)
Tax recovery							250
Minority interest in earnings of subsidiaries							(36)
Net loss							$ (700)
Total assets, excluding cash, cash equivalents and future tax assets	$ 1,245	2,057	3,580	2,178	806	782	$ 10,648
Capital investments	$ 65	143	251	132	7	226	$ 824

	Year ended December 31, 2001						
	Aluminum	Canadian Copper & Recycling	Copper	Nickel	Zinc	Other	Total
Revenues	$ 981	2,318	926	1,206	707	14	$ 6,152
Operating expenses							
Cost of operations	509	634	314	758	509	186	2,910
Purchased raw materials	349	1,603	385	204	127	(191)	2,477
Corporate and general administration	—	—	—	—	—	86	86
Exploration	—	2	22	32	14	8	78
Research and development	—	7	—	16	7	7	37
Other operating costs	3	—	—	—	—	20	23
	861	2,246	721	1,010	657	116	5,611
Operating income (loss) before depreciation and restructuring costs	120	72	205	196	50	(102)	541
Depreciation, amortization and reclamation	48	121	125	161	109	55	619
Restructuring costs, net	1	71	—	—	1	(26)	47
Operating income (loss)	$ 71	(120)	80	35	(60)	(131)	$ (125)
Interest expense, net							(140)
Tax recovery							191
Minority interest in earnings of subsidiaries							(18)
Net loss							$ (92)
Total assets, excluding cash, cash equivalents and future tax assets	$ 1,272	2,031	3,562	2,180	1,127	1,575	$ 11,747
Capital investments	$ 100	189	555	155	75	266	$ 1,340

(b) Geographic Segments

	Revenues		Capital assets	
	2002	2001	2002	2001
Canada – Domestic	$ 1,043	$ 1,058		
– Export	2,022	2,367		
Canada	$ 3,065	$ 3,425	$ 3,371	$ 4,473
United States	1,643	1,668	1,000	1,149
Chile	765	775	2,185	2,027
Peru	226	44	1,081	1,126
Other	391	240	436	433
Total	$ 6,090	$ 6,152	$ 8,073	$ 9,208

19
Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Loss

Years ended December 31	2002	2001 Restated (h)
Net loss reported under Canadian GAAP	$ (700)	$ (92)
Adjustments under U.S. GAAP		
Capitalized interest on capital projects (b)	(40)	(34)
Amortization of capitalized interest (b)	(7)	(7)
Increase in interest expense (c)	(6)	(6)
Adjustment of certain financial instruments to market (d)	18	55
Start-up costs and exploration (e)	(127)	(154)
Depreciation of start-up costs and exploration (e)	(10)	8
Recognition of asset impairment (f)	413	—
Stock options (g)	(29)	—
Pensions and post-employment benefits (h)	(102)	(69)
Tax effecting of adjustments	(5)	49
Adjustment for tax differences	(6)	1
	$ 99	$ (157)
Net loss reported under U.S. GAAP	$ (601)	$ (249)
Net loss per share under U.S. GAAP:		
Basic and Diluted	$ (2.59)	$ (1.12)
Retained Earnings (Deficit) under U.S. GAAP		
Balance, beginning of year	$ 745	$ 1,202
Loss	(601)	(249)
Dividends:		
Common	(191)	(191)
Preferred	(17)	(17)
Balance, end of year	$ (64)	$ 745

Statements of Comprehensive Loss

Years ended December 31	2002	2001 Restated (h)
Net loss reported under U.S. GAAP	$ (601)	$ (249)
Other comprehensive loss (a):		
Foreign currency translation adjustments	(3)	—
Unrealized gains (loss) on long-term investments (i)	—	(11)
Write-off of investment charged to loss (i)	3	—
Derivative financial instruments: (d)		
Transitional amount	—	(11)
Net amount reclassified into earnings	33	41
Net changes associated with current period hedging	(10)	(110)
Minimum additional pension liability adjustment (j)	(316)	(63)
Tax effect of adjustments on comprehensive loss	95	51
Other comprehensive loss – U.S. GAAP (a):	$ (198)	$ (103)
Comprehensive loss – U.S. GAAP (a)	$ (799)	$ (352)

(a) Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

(b) Noranda capitalizes interest that can be identified with major projects until the project achieves commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project is available for its intended use. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods.

(c) Noranda accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

(d) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The adoption of FAS 133 on January 1, 2001 resulted in a cumulative adjustment to increase pre-tax income by $31 ($19 after-tax) and a cumulative adjustment to decrease pre-tax OCI by $11 ($7 after-tax).

Fair Value Hedges

Noranda has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. During the year ended December 31, 2002, the Company recognized a net loss of $16 (2001 – $2) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

Noranda has chosen to designate its U.S. dollar-denominated revenue hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2002 and 2001. At December 31, 2002, the Company expects to reclassify $25 of net losses (2001 – $35) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets

During the year ended December 31, 2002, the Company recognized $22 of net gains (2001 – $203 of net losses), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges

For all other derivative instruments, Noranda has chosen not to designate them as hedging instruments.

(e) Under Canadian GAAP, Noranda capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

(f) As a result of differences in the original carrying value of the Magnesium project under Canadian and U.S. GAAP, related to start-up costs, capitalization of interest and depreciation, there is a difference in the amount of the asset impairment charge.

(g) Effective January 1, 2002, Noranda prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

Prior to June 30, 2002, Noranda's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

On June 30, 2002 Noranda's stock option plan was modified to remove the cash settlement feature (Note 2). As a result, under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options.

Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

(h) Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Based on discussions of the AICPA SEC Regulations Committee's International Practices Task Force that were held during 2002, the Company understands that U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP. This change has resulted in a restatement of the 2001 comparative amounts that increased opening retained earnings under U.S. GAAP in 2001 by $128 and increased net loss and net loss per share under U.S. GAAP by $49 and $0.21, respectively for the year ended December 31, 2001. Further differences result from the different transition rules and timing of the adoption of the current U.S. and Canadian standards for post-employment costs.

(i) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.

(j) U.S. GAAP requires the recognition of a minimum additional pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.

(k) U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in Note 5.

(l) U.S. GAAP does not permit the disclosure of the subtotals of operating income before depreciation and restructuring charges and does not permit the subtotal of cash from operations before net changes in non-cash working capital.

The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to United States GAAP.

Balance Sheets

Years ended December 31	2002		2001 Restated[h]	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:				
Investments and other assets[d]	$ 408	$ 541	$ 247	$ 380
Capital assets[b][e][f]	8,073	7,849	9,208	8,763
Future tax asset	266	299	109	109
Liabilities:				
Accounts and taxes payable[d]	1,137	1,311	1,185	1,436
Long-term debt[c][d]	4,762	5,060	4,403	4,689
Future tax liability	306	163	429	363
Deferred credits[d][h]	579	986	590	475
Minority interest in subsidiaries	1,136	776	1,220	918
Shareholders' Equity:				
Retained earnings (deficit)	(17)	(64)	896	745
Capital stock[g]	2,863	2,892	2,816	2,816
Convertible debentures[c]	121	—	115	—
Currency translation adjustment	87	—	90	—
Accumulated other comprehensive loss	—	(208)	—	(10)

Cash Flow Statements

Years ended December 31	2002		2001	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	$ 582	$ 545	$ 401	$ 206
Investment activities[b][d][e]	(588)	(743)	(1,088)	(1,028)
Financing activities[c][d]	184	376	309	444
Cash, beginning of year	285	285	663	663
Cash, end of year	463	463	285	285

Impending Accounting Changes

Canadian GAAP

In November 2001, the CICA issued a new Accounting Guideline, "Hedging Relationships" ("AcG No. 13") to provide guidance for applying hedge accounting principles. AcG No. 13's scope is mainly limited to providing rules for determining when hedge accounting can be used. A key feature of the guideline is the need to have documentation of hedging relationships in place in order to achieve hedge accounting. In December 2002, the CICA approved proposed amendments to AcG No. 13 to clarify certain of the requirements in AcG No. 13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG No. 13 becomes effective for fiscal years beginning on or after July 1, 2003.

In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"). CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

Although Noranda is currently reviewing CICA 3475 and AcG No. 13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

U.S. GAAP

In June 2001, the Financial Accounting Standards Board ("FASB") approved FAS No. 143 "Accounting for Asset Retirement Obligations." The standard requires reporting entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. FAS No. 143 is applicable for years beginning after June 15, 2002.

During 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS No. 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

Although Noranda is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45 and 46, the impact, if any, of these pronouncements on its consolidated financial statements as reported under U.S. GAAP, and specifically in the case of FIN 46 the accounting for its investment in Noranda Income Fund, has not been determined.

20
Subsequent Events

Subsequent to December 31, 2002, the Company filed a preliminary prospectus related to the offering of 6,000,000 (7,000,000 if the underwriters' over-allotment option is exercised in full) Cumulative Redeemable Preferred Shares, Series H with a quarterly cumulative dividend at a rate of 6.5% per annum (the "Series H Shares"). The gross proceeds to the Company will be $150 ($175 if the underwriters' over-allotment option is exercised in full). On and after March 31, 2008, the Company may redeem the Series H Shares upon payment of $25.00 plus accrued and unpaid dividends or elect to convert the Series H Shares into common shares based on the then market price of the Company's common shares.

The Company also entered into an agreement with Brascan Corporation ("Brascan") pursuant to which it may require Brascan, at any time prior to April 30, 2003, to purchase up to 12,000,000 preferred shares (the "Brascan Shares") at a price of $25.00 per share, for gross proceeds of up to $300. The Brascan Shares will have a quarterly cumulative dividend at a rate of 8% per annum which, at the Company's option, may be paid in cash or in common shares of the Company. The Company may, at any time, redeem the Brascan Shares upon cash payment of $25.00 plus all accrued and unpaid dividends. The Company will be required to apply the net proceeds received from any subsequent public issue of its equity securities to redeem any Brascan Shares then outstanding. After five years from the date of issue of the Brascan Shares, the Company may redeem the Brascan Shares with common shares of the Company based on the then market price of such common shares.

11-Year Financial Review

EARNINGS

$ millions	2002(3)(4)	2001	2000	1999	1998(1)	1997(1)	1996(1)	1995	1994	1993(2)	1992
Revenues	$ 6,090	6,152	6,957	6,468	6,013	6,407	6,531	9,948	7,471	5,255	8,538
Operating expenses	$ 6,841	6,277	6,207	6,012	5,931	5,894	5,903	8,524	6,497	5,158	8,004
Interest expense, net	163	140	118	115	105	94	106	158	141	141	373
Taxes (recovery)	(250)	(191)	126	74	(22)	151	206	447	349	(11)	57
Minority interest	36	18	213	81	(2)	97	158	295	151	1	23
	$ 6,790	6,244	6,664	6,282	6,012	6,236	6,373	9,424	7,138	5,289	8,457
	$ (700)	(92)	293	186	1	171	158	524	333	(34)	81
Earnings and gain from discontinued operations	—	—	—	—	657	90	96	—	—	—	—
Earnings (loss)	*$ (700)*	*(92)*	*293*	*186*	*658*	*261*	*254*	*524*	*333*	*(34)*	*81*

FINANCIAL POSITION

$ millions	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Capital employed											
Working capital	$ 964	875	1,833	1,802	2,608	1,953	2,453	2,881	2,324	1,389	1,732
Capital assets	8,073	9,208	8,184	7,234	6,806	5,519	4,493	6,893	6,046	5,063	8,557
Investments and other assets	408	247	363	388	340	569	432	1,273	1,405	1,856	2,094
Discontinued operations	—	—	—	—	—	6,217	5,484	—	—	—	—
	$ 9,445	10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383
Financed by											
Shareholders' equity	$ 2,928	3,797	4,094	4,167	4,187	5,049	5,041	4,701	4,167	4,021	4,197
Long-term debt	4,762	4,403	3,821	2,952	3,274	2,786	2,291	3,289	2,859	2,890	4,996
Minority interests in subsidiaries	1,136	1,220	1,266	1,388	1,356	1,357	1,257	1,946	1,809	790	2,051
Deferred credits	619	910	1,199	917	937	684	761	1,111	940	607	1,139
Discontinued operations	—	—	—	—	—	4,382	3,512	—	—	—	—
	$ 9,445	10,330	10,380	9,424	9,754	14,258	12,862	11,047	9,775	8,308	12,383

(1) 1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.

(2) MacMillan Bloedel Limited was sold in February 1993.

(3) 2002 Revenues include the Company's share of earnings from the Noranda Income Fund.

(4) 2002 Operating expenses include Magnesium restructuring charge of $811.

11-Year Financial Review

CASH FLOWS

$ millions	2002	2001	2000	1999	1998[1]	1997[1]	1996[1]	1995	1994	1993[2]	1992
Operations	$ 582	401	956	872	296	546	973	1,306	900	751	887
Investment activities											
Capital investments	$ (824)	(1,340)	(1,339)	(1,320)	(1,527)	(1,398)	(971)	(1,122)	(745)	(514)	(845)
Investments and advances	(182)	(9)	(204)	(35)	(70)	(153)	(33)	(414)	(3)	(19)	(115)
Dispositions and other	418	261	210	202	2,143	114	47	506	896	691	312
	$ (588)	(1,088)	(1,333)	(1,153)	546	(1,437)	(957)	(1,030)	148	158	(648)
Financing activities											
Debt incurred (repaid)	$ 388	563	577	(34)	291	561	(167)	213	(1,017)	(625)	(145)
Dividends paid	(216)	(256)	(264)	(261)	(306)	(304)	(314)	(331)	(285)	(283)	(345)
Issue of shares, net	12	2	—	7	83	81	209	29	801	73	26
Issue of convertible debentures	—	—	—	—	—	—	—	—	—	75	69
	$ 184	309	313	(288)	68	338	(272)	(89)	(501)	(760)	(395)
	$ 178	(378)	(64)	(569)	910	(553)	(256)	187	547	149	(156)
Cash from discontinued operations	—	—	—	—	144	90	90	—	—	—	—
Cash generated (used)	$ 178	(378)	(64)	(569)	1,054	(463)	(166)	187	547	149	(156)

Cash comprises cash and cash equivalents.

(1) 1996, 1997 and 1998 present Nexfor, Canadian Hunter and Norcen as discontinued operations.

(2) MacMillan Bloedel Limited was sold in February 1993.

SHARE DATA

$ per share	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Common											
Earnings (loss)	(3.02)	(0.47)	1.14	0.70	2.68	1.00	1.02	2.26	1.45	(0.41)	0.10
Dividends	0.80	0.80	0.80	0.80	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Book value	10.40	14.19	15.47	15.80	15.91	19.47	19.48	19.34	17.69	16.86	17.39
Market price range:											
High	20.62	18.05	20.85	22.10	30.10	33.40	32.10	30.00	27.88	26.13	20.75
Low	13.16	13.50	13.75	15.10	14.90*	22.50	25.25	21.50	22.38	14.88	16.38
Close	14.21	15.00	14.95	19.40	15.25*	24.60	30.55	28.13	26.50	25.88	18.50
Shares outstanding (000)	241,289	238,584	238,412	238,315	238,234	237,379	236,999	231,805	223,392	207,892	188,604
Preferred											
Shares outstanding (000)	12,000	12,000	12,000	12,000	12,000	13,291	13,291	1,291	1,316	15,867	32,142

* Prices after the market took into account the distribution of Nexfor and Canadian Hunter.

Mineral Reserves[1,2,3]

	Noranda Inc.'s Beneficial Interest (%)	Dec. 31, 2002 (000 tonnes)	Grade						
			Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.									
Copper Deposits									
Antamina [4]									
Proven	33.8	287,000	1.28	1.04	—	—	14.2	—	0.03
Probable	33.8	243,000	1.15	0.97	—	—	13.1	—	0.03
Total		530,000	1.22	1.01	—	—	13.7	—	0.03
Zinc Deposits									
Brunswick Mine [5]									
Proven	100.0	18,710	0.37	9.10	—	3.63	107.8	—	—
Probable	100.0	2,349	0.22	9.24	—	3.70	87.6	—	—
Total		21,059	0.36	9.12	—	3.64	105.6	—	—
Bell Allard Mine									
Proven	100.0	1,173	1.21	12.76	—	0.11	38.3	0.57	—
Probable	100.0	329	1.05	19.94	—	0.11	40.6	0.35	—
Total		1,502	1.17	14.33	—	0.11	38.8	0.52	—
Novicourt Inc.									
Louvicourt [6]									
Proven	28.0	2,600	3.00	1.87	—	—	25.2	0.81	—
Probable	28.0	29	0.14	7.15	—	—	38.6	0.82	—
Total		2,629	2.97	1.93	—	—	25.4	0.81	—
Falconbridge Limited [7]									
Nickel Deposits									
Sudbury									
Proven	59.5	7,914	1.36	—	1.45	—	—	—	—
Probable	59.5	9,212	1.21	—	1.22	—	—	—	—
Total		17,126	1.28	—	1.33	—	—	—	—
Raglan									
Proven	59.5	6,691	0.81	—	3.04	—	—	—	—
Probable	59.5	11,418	0.78	—	2.78	—	—	—	—
Total		18,109	0.79	—	2.88	—	—	—	—
Falcondo									
Proven	50.8	52,484	—	—	1.19	—	—	—	—
Probable	50.8	11,636	—	—	0.96	—	—	—	—
Total		64,120	—	—	1.15	—	—	—	—
Copper Deposits									
Kidd Creek Division									
Proven	59.5	13,409	2.01	5.77	—	0.25	76	—	—
Probable	59.5	10,285	2.25	6.98	—	0.19	54	—	—
Total		23,694	2.11	6.30	—	0.22	66	—	—
Lomas Bayas									
Proven	59.5	77,914	0.37	—	—	—	—	—	—
Probable	59.5	319,435	0.31	—	—	—	—	—	—
Total		397,349	0.32	—	—	—	—	—	—
Collahuasi [8]									
Proven	26.2	310,254	1.02	—	—	—	—	—	—
Probable	26.2	1,528,494	0.90	—	—	—	—	—	—
Total		1,838,748	0.92	—	—	—	—	—	—

1 The mineral reserves were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines,"* adopted by CIM Council on August 20, 2000, using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.

2 The mineral reserves are shown on a 100% basis. The mineral reserve estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

3 There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

4 Estimates used the following metal prices: copper US$0.90/lb, zinc US$0.50/lb, molybdenum US$3.25/lb, and silver US$5.00/oz.

5 Estimates used the following metal prices: zinc US$0.44/lb, copper US$0.90/lb, lead US$0.26/lb, and silver US$5.25/oz.

6 The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

7 Long-term metal prices used by Falconbridge are: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb. Exchange rate of $1.50 Cdn to $1.00 U.S.

8 The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of $US0.95. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

Resources and Reserves

Mineral Resources (in addition to Mineral Reserves) [1,2,3]

		Noranda Inc.'s Beneficial Interest (%)	Category	Dec. 31, 2002 (000 tonnes)	Grade Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.											
Copper Deposits	Antamina	33.8	Measured	25,000	0.50	0.20	—	—	4.7	—	0.03
			Indicated	35,000	0.47	0.29	—	—	5.9	—	0.03
			Total	60,000	0.48	0.25	—	—	5.4	—	0.03
			Inferred	33,000	0.78	0.99	—	—	13	—	0.02
Zinc Deposits	Brunswick Mine	100.0	Measured	1,190	0.18	8.38	—	3.21	76	—	—
			Indicated	1,792	0.45	8.89	—	3.43	108	—	—
			Total	2,982	0.34	8.69	—	3.34	95	—	—
Falconbridge Limited											
Nickel Deposits	Sudbury	59.5	Measured	85	1.27	—	2.38	—	—	—	—
			Indicated	16,748	1.10	—	2.38	—	—	—	—
			Total	16,833	1.10	—	2.38	—	—	—	—
			Inferred	22,100	2.39	—	1.77	—	—	—	—
	Raglan	59.5	Measured	289	0.41	—	1.62	—	—	—	—
			Indicated	2,587	0.76	—	1.98	—	—	—	—
			Total	2,876	0.72	—	1.95	—	—	—	—
			Inferred	3,400	0.87	—	2.74	—	—	—	—
	Falcondo	50.8	Measured	—	—	—	—	—	—	—	—
			Indicated	13,840	—	—	1.53	—	—	—	—
			Total	13,840	—	—	1.53	—	—	—	—
			Inferred	6,400	—	—	1.41	—	—	—	—
Copper Deposits	Kidd Creek	59.5	Measured	—	—	—	—	—	—	—	—
			Indicated	100	2.96	6.79	—	0.12	50	—	—
			Total	100	2.96	6.79	—	0.12	50	—	—
			Inferred	14,100	3.36	4.90	—	0.30	91	—	—
	Lomas Bayas	59.5	Measured	13,754	0.27	—	—	—	—	—	—
			Indicated	157,607	0.27	—	—	—	—	—	—
			Total	171,361	0.27	—	—	—	—	—	—
			Inferred	73,400	0.28	—	—	—	—	—	—
	Collahuasi	26.2	Measured	48,205	0.57	—	—	—	—	—	—
			Indicated	429,766	0.63	—	—	—	—	—	—
			Total	477,971	0.63	—	—	—	—	—	—
			Inferred	1,840,000	0.72	—	—	—	—	—	—

1 The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.

2 The mineral resource estimates were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines,"* adopted by CIM Council on August 20, 2000 using estimation methodologies and parameters appropriate to each project.

3 The mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

Metal Contained in Reserves[1] – Noranda Inc.'s Share

		Copper (tonnes 000)	Zinc (tonnes 000)	Nickel (tonnes 000)	Lead (tonnes 000)	Molybdenum (tonnes 000)	Silver Ounces* (millions)	Gold Ounces* (000)
Wholly-owned								
Zinc Deposits	Brunswick	75	1,920	—	766	—	71	—
	Bell Allard	18	215	—	2	—	2	25
	Subtotal Proven & Probable	93	2,135	—	768	—	73	25
Divided Interest								
Copper Deposits	Antamina (33.75%)	2,183	1,803	—	—	52	79	—
	Louvicourt (28.0%)	22	14	—	—	—	1	19
	Subtotal Proven & Probable	2,205	1,817	—	—	52	80	19
Falconbridge Limited								
Nickel Deposits	Sudbury (59.5%)	130	—	135	—	—	—	—
	Raglan (59.5%)	85	—	310	—	—	—	—
	Falcondo (50.8%)	—	—	372	—	—	—	—
Copper Deposits	Kidd Creek Division (59.5%)	298	887	—	32	—	30	—
	Lomas Bayas (59.5%)	762	—	—	—	—	—	—
	Collahuasi (26.2%)	4,433	—	—	—	—	—	—
	Subtotal Proven & Probable	5,708	887	817	32	—	30	—
Totals – Noranda Inc.'s Share								
Proven & Probable		8,006	4,839	817	800	52	183	44

1 Calculated from the mineral reserves on page 61.

* Troy ounce.

Advanced Projects[1]

	Noranda Inc.'s Beneficial Interest (%)	Resource Category	Tonnes (millions)	Grade							
				Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.											
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	—	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	—	27	0.34	—	—
		Total	5.12	1.24	15.82	—	—	29	0.38	—	—
Lady Loretta, Australia [2]	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Copper Deposits											
El Pachón, Argentina [3]	100.0	Indicated	990.0	0.61	—	—	—	2.4	0.02	0.01	—
El Morro, Chile [3]	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	139.0	0.37	—	—	—	—	—	—	—
Frieda River, Papua New Guinea [3,4]	72.0										
Horse/Ivaal/Trukai		Indicated	580.0	0.50	—	—	—	—	0.30	—	—
		Inferred	138.0	0.50	—	—	—	—	0.30	—	—
Koki		Inferred	274.0	0.40	—	—	—	—	0.30	—	—
Nena		Proven	45.2	2.10	—	—	—	—	0.70	—	—
		Probable	7.5	1.60	—	—	—	—	0.60	—	—
		Total	52.7	2.03	—	—	—	—	0.69	—	—
Falconbridge Limited											
Nickel Deposits											
Nickel Rim South, Ontario [5]	59.5	Inferred	6.3	3.4	—	1.7	—	14	1.5	—	0.03
Onaping Depth, Ontario [5]	59.5	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Montcalm, Ontario	59.5	Indicated	7.0	0.67	—	1.36	—	—	—	—	0.06
		Inferred	0.7	0.70	—	1.7	—	—	—	—	0.07
Ivory Coast, West Africa	50.6	Indicated	123.9	—	—	1.57	—	—	—	—	0.10
		Inferred	134.0	—	—	1.4	—	—	—	—	0.12
Koniambo, New Caledonia [6]	29.1	Measured	2.2	—	—	2.20	—	—	—	—	0.05
		Indicated	118.8	—	—	2.15	—	—	—	—	0.06
		Total	121.0	—	—	2.15	—	—	—	—	0.06
		Inferred	190.0	—	—	2.1	—	—	—	—	0.08
Copper Deposits											
Mine D, Ontario [7]	59.5	Inferred	14.1	3.40	4.90	—	—	—	—	—	—
Fortuna de Cobre, Chile [8]	59.5	Measured	61.0	0.35	—	—	—	—	—	—	—
		Indicated	206.0	0.31	—	—	—	—	—	—	—
		Total	267.0	0.32	—	—	—	—	—	—	—
		Inferred	127.0	0.26	—	—	—	—	—	—	—

1 The mineral resources/reserves are shown on a 100% basis. Mineral resource estimates were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines,"* adopted by CIM Council on August 20, 2000. Mineral resources have reasonable prospects of economic extraction but have not yet had complete formal evaluation, or have not demonstrated economic viability under current market conditions.

2 The mineral resources were estimated using the *Australian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code")* which are comparable to the CIM definitions.

3 Subject to fulfillment of certain conditions.

4 Mineral resources as estimated by Highlands Pacific Limited.

5 Also included as part of the Sudbury mineral resources on the Mineral Resources tables.

6 Cut-off grade changed from 2.0% nickel to 1.5% nickel in 2002.

7 Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources tables.

8 Option to purchase.

Board of Directors



1
David W. Kerr
Executive Chairman
Noranda Inc.
Director: 16 years

2
Alex G. Balogh
Deputy Chairman
Noranda Inc.
Director: 8 years
Committee:
Environment,
Safety & Health*

3
André Bérard
Chairman of the Board
National Bank of Canada
Director: 13 years
Committees:
Audit; Human Resources

4
Jack L. Cockwell
Co-Chairman
Brascan Corporation
Director: 21 years
Committee:
Human Resources*

5
The Honourable
J. Trevor Eyton, O.C., Q.C.
Member of the Senate of Canada
Director: 21 years
Committees:
Environment,
Safety & Health;
Human Resources

6
J. Bruce Flatt
President and Chief Executive Officer
Brascan Corporation
Director: 2 years
Committee:
Environment,
Safety & Health

7
A.L. (Al) Flood, C.M.
Retired Chairman and Chief Executive Officer
CIBC
Director: 4 years
Committees:
Audit*;
Human Resources

8
Norman R. Gish
President
Gish Consulting Inc.
Director: 2 years
Committees:
Board Governance;
Human Resources

9
Robert J. Harding, F.C.A.
Chairman
Brascan Corporation
Director: 8 years
Committees:
Board Governance;
Human Resources

10
V. Maureen Kempston Darkes, O.C., O.O.
Group Vice-President General Motors Corporation and President Latin America, Africa and Middle East Operations
Director: 5 years
Committee:
Board Governance

11
James W. McCutcheon, Q.C.
Counsel
McCarthy Tétrault LLP
Director: 10 years
Committees:
Board Governance;
Environment,
Safety & Health

12
The Honourable
Frank J. McKenna, P.C., Q.C.[1]
Counsel
McInnes Cooper
Director: 5 years
Committees:
Audit;
Board Governance*

13
George E. Myhal
President and Chief Executive Officer
Brascan Financial Corporation
Director: 4 years
Committee:
Audit

14
Derek G. Pannell
President and Chief Executive Officer
Noranda Inc.
Director: 1 year
Committee:
Environment,
Safety & Health

* *Chairman of committee*
(1) *Independent Board Leader*

Executives and Officers

Executive Chairman
David Kerr

Deputy Chairman
Alex Balogh

President and Chief Executive Officer
Derek Pannell

Executive Vice-President
Lars-Eric Johansson
Chief Financial Officer

Senior Vice-Presidents
Brian Barr
Special Projects

Tony Hannaford
Technology

Peter Kukielski
Projects

Katherine Rethy
Information Services,
Procurement and Logistics

Martin Schady
Business Development

Paul Severin
Exploration

Jeffery Snow
General Counsel

Operating Division Presidents
William Brooks
Noranda Aluminum Inc.

Brent Chertow
Canadian Copper and Recycling

George Jones
Zinc

Fernando Porcile
Copper

Bob Sippel
Magnesium

Vice-Presidents
Rick Burdett
Information Services

Denis Couture
Communications & Public Affairs

John Doyle
Taxation

Peter Eichinger
Procurement

Michael Frilegh
Treasurer

André Joron
Human Resources

Ted Laks
Performance/Six Sigma

Robert Telewiak
Environment, Safety & Health

Julie Galloway
Associate General Counsel
and Corporate Secretary

Falconbridge
Aaron Regent
President and Chief Executive Officer
Falconbridge Limited
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

Novicourt
John White
President
Novicourt Inc.
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

Shareholder and Corporate Information

Stock Exchange Listings
Noranda Inc. common shares are listed on the Toronto (TSX) and New York (NYSE) stock exchanges
Trading symbol: NRD

Common Shares
Outstanding at December 31, 2002
Basic: 241,288,110
Fully diluted: 255,323,433
Weighted average – basic: 238,823,521
Weighted average – fully diluted: 253,202,852

Noranda's Long-term Debt Credit Ratings as at December 31, 2002
Moody's Investors Service: Baa3
Standard & Poor's: BBB–
Dominion Bond Rating: BBB

Transfer Agent and Registrar
CIBC Mellon Trust Company – Montreal, Toronto
Mellon Investor Services LLC – New York

Shareholder Enquiries
To register a change of address, request electronic delivery of documents, enquire about dividend cheques, share certificates, stock transfers, etc., please contact:
CIBC Mellon Trust Company
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com

Dividend Reinvestment Plan
Noranda Inc. common shareholders resident in Canada may purchase additional common shares by reinvesting their cash dividends. To do so, a form of election may be obtained by contacting:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Phone: 1-800-387-0825 (toll-free in North America) or (416) 643-5500
Fax: (416) 643-5501
www.cibcmellon.com

Annual Meeting
Noranda Inc.'s annual meeting of common shareholders will be held on Wednesday, April 23, 2003 at 10:00 a.m. (EDT) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto

Financial Calendar*
Quarterly results release dates
Q1 – April 23, 2003
Q2 – July 24, 2003
Q3 – October 23, 2003

**Dates subject to change*

Address
Noranda Inc.
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3
Phone: (416) 982-7111
Fax: (416) 982-7423
www.noranda.com

Auditors
Ernst & Young LLP

Noranda Enquiries
Please contact Public Affairs and Communications:
Financial information (416) 982-7337
General information (416) 982-7111
News media information (416) 982-7161
For financial information about the following companies, please contact Investor Relations at:
Falconbridge Limited (416) 982-7020
Novicourt Inc. (416) 982-7188

Publications and Mailing Lists
Noranda Inc.
(416) 982-7153 (recorded request line)
or request@noranda.com

Falconbridge Limited
(416) 982-7111
or corpcomm@toronto.norfalc.com

Novicourt Inc.
(416) 982-7153 (recorded request line)
or request@noranda.com

Sustainable Development Report
To receive a copy of Noranda Inc.'s 2002 Report, please request it through one of the following methods:
- Call the recorded request line (416) 982-7153
- Fax Noranda Inc. Communications (416) 982-3501
- E-mail request@noranda.com

Version française
On peut se procurer la version française du présent rapport en en faisant la demande auprès du service des communications, à l'adresse mentionnée ci-contre.

2002 Common Share Trading Information

	Quarter	Share Price High	Share Price Low	Average Daily Trading Volume
Toronto Stock Exchange	First	Cdn$18.85	Cdn$14.86	625,829
	Second	20.62	17.51	620,646
	Third	19.49	14.83	383,153
	Fourth	15.50	13.16	579,891
New York Stock Exchange	First	US$11.87	US$ 9.34	13,930
	Second	13.47	11.03	20,033
	Third	13.02	9.38	20,119
	Fourth	9.77	8.28	18,363

Creative direction and project management: SD Corporate Communications **Design:** Egg Design **Printing:** Quebecor World MIL **Electronic typesetting and assembly:** Corporate Typesetting Services Printed in Canada

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
P.O. Box 755, Toronto, Ontario M5J 2T3

noranda

TO THE SHAREHOLDERS:

TAKE NOTICE that the Eightieth Annual Meeting of the holders of Common Shares of NORANDA INC. will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Wednesday, April 23, 2003 at 10:00 a.m. (local time) for the following purposes:

(i) to receive reports and financial statements;

(ii) to elect directors;

(iii) to appoint auditors and authorize the directors to fix the remuneration of the auditors; and

(iv) to transact such other business as may properly come before the Meeting or any adjournment thereof.

A copy of the reports and the financial statements to be laid before the Meeting is forwarded herewith.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the return envelope provided.

DATED March 1, 2003.

By Order of the Board of Directors,

(Signed) JULIE GALLOWAY
Associate General Counsel &
Corporate Secretary

noranda

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Information Circular ("Circular") is furnished in connection with the solicitation by the management of Noranda Inc. (the "Corporation" or "Noranda") of proxies to be used at the Annual Meeting of the holders of Common Shares ("Common Shares") referred to in the accompanying Notice of Meeting (the "Notice") to be held at the time and place and for the purposes set forth in such Notice (the "Meeting"). The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The information contained herein is given as at February 28, 2003, unless otherwise indicated.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. ***Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof.*** Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. The completed form of proxy must be deposited with CIBC Mellon Trust Company, by mail in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, not later than the close of business on Tuesday, April 22, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

NON-REGISTERED HOLDERS

In this Circular and the enclosed form of proxy and Notice, all references to shareholders are to registered holders of Common Shares. Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and the Corporation's 2002 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2002) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, by mail addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, as described above; or

(ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone, the internet or facsimile).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

In any case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

REVOCATION OF PROXIES

A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so: (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted for or against or withheld from voting accordingly. ***In the absence of such direction, such shares will be:***

(i) ***voted for the election as directors of the Corporation of the persons listed under the heading "Election of Directors" below; and***

(ii) ***voted for the appointment of Ernst & Young LLP as auditors of the Corporation and to authorize the directors to fix its remuneration.***

The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice and in respect of other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES

As of February 28, 2003, 241,290,310 Common Shares were outstanding. Each holder of Common Shares is entitled to one vote on all matters to come before the Meeting or any adjournment thereof for each Common Share registered in the shareholder's name in the list of holders of Common Shares prepared as of March 12, 2003 (the "Record Date") unless a person has transferred shares after the Record Date and the new holder of such shares establishes proper ownership thereof and in writing requests the Secretary of the Corporation by April 14, 2003 to be included in the list of holders of Common Shares entitled to vote. For a description of the procedures to be followed by Non-Registered Holders to direct the voting of shares beneficially owned, see "Non-Registered Holders" above.

PRINCIPAL HOLDERS OF THE CORPORATION'S VOTING SHARES

The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own 96,604,783 Common Shares (or approximately 40% of the outstanding Common Shares) and Convertible Debentures convertible into 2,722,323 Common Shares.

Brascan is a public corporation listed on the Toronto and New York stock exchanges. Brascan's major shareholder is EdperPartners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 30 million Class A Limited Voting Shares of Brascan, representing approximately 16% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan.

Shareholders of Partners, in addition to receiving dividends from their investment in Partners, participate in an investment fund (the "Fund") that was formed and financed by Partners in 2001 to invest in securities other than those issued by Brascan and its affiliates. The Fund distributed $3.0 million of investment income to participants in January 2003, with no individual participant receiving more than $178,200. The following shareholders of Partners, Messrs. Cockwell, Balogh, Flatt, Harding, Kerr, Myhal and Pannell, each of whom is a director of Noranda, received a total of $1,071,000 of distributions in 2003 from the Fund.

BUSINESS OF THE MEETING

ANNUAL FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation for the fiscal year ended December 31, 2002 are included in the 2002 Annual Report, which is being mailed to shareholders with this Circular. The Annual Report will be placed before the shareholders at the Meeting.

ELECTION OF DIRECTORS

The number of directors of the Corporation to be elected at the Meeting is 14. The persons named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors ("Board") composed of the 14 nominees listed below to serve until the next annual meeting of the shareholders of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a director, in which event a substitute may be nominated. The nominees whose names are set forth below are currently directors of the Corporation.

Proposed Nominee, Municipality of Residence	*Principal Occupation*	*Director Since*	*Number of Common Shares/Deferred Share Units Owned as at February 28, 2003*[1]
Alex G. Balogh Oakville, Ontario	Corporate Director[2][3]	1994	5,275 Common[5]
André Bérard, O.C. Verdun, Quebec	Chairman of the Board, National Bank of Canada (Banking)	1990	1,000 Common 7,515 Units
Jack L. Cockwell Toronto, Ontario	Group Chairman, Brascan (Real estate, financial services and power generation company, with investments in the resource sector)[3]	1981	48,000 Common[5]
V. Maureen Kempston Darkes, O.C., O.O. Miami, Florida U.S.A.	GM Group Vice President and President Latin America, Africa, Mid-East Operations, General Motors Corporation (International motor vehicle manufacturer)	1998	200 Common 5,914 Units
The Honourable J. Trevor Eyton, O.C., Q.C. Cheltenham, Ontario	Member of the Senate of Canada and Director of Brascan	1981	2,500 Common
J. Bruce Flatt Toronto, Ontario	President and Chief Executive Officer, Brascan	2001	5,000 Common[5]
A.L. (Al) Flood, C.M. Thornhill, Ontario	Retired Chairman and Chief Executive Officer, Canadian Imperial Bank of Commerce (Banking)	1999	4,000 Common 8,152 Units
Norman R. Gish Calgary, Alberta	President, Gish Consulting Inc. (Pipeline, energy and international marketing advisory services)	2001	1,000 Common 1,365 Units
Robert J. Harding, F.C.A. Toronto, Ontario	Chairman, Brascan[3][4]	1995	1,500 Common[5]
David W. Kerr Toronto, Ontario	Chairman, Noranda[3]	1987	260,691 Common[5][6] 17,473 Units
James W. McCutcheon, Q.C. Toronto, Ontario	Counsel, McCarthy Tétrault LLP (Law firm)	1993	1,000 Common
The Honourable Frank J. McKenna, P.C., Q.C. Cap-Pelé, New Brunswick	Counsel, McInnes Cooper (Law firm)	1998	500 Common 5,284 Units
George E. Myhal Toronto, Ontario	President and Chief Executive Officer, Brascan Financial Corporation (Financial services)	1999	1,500 Common[5]
Derek G. Pannell Toronto, Ontario	President and Chief Executive Officer, Noranda[3]	2002	137,984 Common[5][6]

Notes:

(1) For a description of Deferred Share Units see "Report on Executive Compensation—Long-Term Incentives" and "Compensation of Directors".

(2) Mr. Balogh has served as a non-executive Deputy Chairman of Noranda since July 1997.

(3) Messrs. Balogh, Cockwell, Harding, Kerr and Pannell are directors of Falconbridge Limited ("Falconbridge"), a subsidiary of Noranda. Mr. Balogh also serves as Chairman, and Mr. Pannell as Deputy Chairman, of Falconbridge.

(4) Mr. Harding served as a non-executive Deputy Chairman of Noranda from October 2001 to October 2002.

(5) In addition to the Common Shares above, management understands that the following nominees also hold an indirect proportionate interest in Common Shares through Brascan (see "Principal Holders of the Corporation's Voting Shares") as follows: Mr. Balogh—6,806 shares; Mr. Cockwell—2,917,715 shares; Mr. Flatt—2,093,022 shares; Mr. Harding—611,010 shares; Mr. Kerr—1,003,224 shares; Mr. Myhal—1,442,732 shares; and Mr. Pannell—13,804 shares.

(6) Includes Common Shares held pursuant to the Corporation's management share purchase plan and employeee share savings plan.

APPOINTMENT OF AUDITORS

Unless the shareholder has specified in the enclosed form of proxy that the Common Shares represented by such proxy are to be withheld from voting in the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the persons named in the form of proxy enclosed with the Notice of Meeting intend to vote "For" the appointment of Ernst & Young LLP, Chartered Accountants, Toronto, as auditors of the Corporation to hold office until the next annual meeting of shareholders and authorizing the directors to fix the remuneration to be paid to the auditors.

PRINCIPAL ACCOUNTING FIRM FEES

Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are the auditors of the Corporation and its reporting issuer subsidiary Novicourt Inc.

From time to time, Ernst & Young also provides advisory and other non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Board has considered whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence and is satisfied that it is.

Aggregate fees billed to the Corporation and its reporting issuer subsidiaries for the fiscal years ended December 31, 2001 and 2002 by Ernst & Young are set forth in the following table:

	Noranda	*Reporting Issuer Subsidiaries*	*Total*
Audit fees	1,821,628/2,364,822	20,000/23,000	1,841,628/2,387,822
Audit-related fees	161,582/280,632	—	161,582/280,632
Tax fees	851,457/830,480	17,670/15,118	869,127/845,598
All other fees	—	—	—
Total	2,834,667/3,475,934	37,670/38,118	2,872,337/3,514,052

Fees for audit services include fees associated with the annual audit and fees associated with regulatory filings. Audit-related fees are for services provided by Ernst & Young that are reasonably related to its role as auditor, and consist principally of audits of employee benefit funds and advice on accounting standards and other specific transactions. Tax fees include tax compliance, tax advice and tax planning, including expatriate tax services. All other fees would principally include all other support and advisory services.

It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation.

EXECUTIVE COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

Members of the Human Resources Committee (the "HR Committee") are Jack Cockwell (Chairman), André Bérard, Trevor Eyton, Al Flood, Norman Gish and Robert Harding. No member of the HR Committee is an officer or employee of the Corporation or any of its subsidiaries.

The HR Committee is responsible for recommending to the Board the compensation of the senior officers of Noranda and its wholly-owned subsidiaries. The board of directors of each subsidiary of the Corporation which is itself a public company is responsible for the compensation of the senior officers employed by it.

Mr. Pannell, the President and Chief Executive Officer ("CEO") of the Corporation, makes recommendations to the HR Committee with respect to executive compensation philosophy and policy and with respect to the compensation paid to senior officers of the Corporation other than himself and Mr. Kerr, the Chairman. Messrs. Kerr and Pannell are not present at HR Committee or Board meetings while their compensation is determined.

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

With respect to general philosophy, the HR Committee believes that senior executive compensation should be driven primarily by performance relative to the established plans and strategy of the business. Information on the compensation practices of competitors is considered, but does not drive the philosophy or design of the Corporation's program. The HR Committee focuses on rewarding performance, and not on entitlement or excessive levels of employment security.

The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations and to provide an overall competitive compensation package with a high proportion weighted to variable compensation tied to the Corporation's performance for the most senior executives. In the case of the Corporation's CEO and its Chairman, this is achieved by maintaining a base salary and cash bonus award below the median base salary level in return for an opportunity to participate at a higher level in the growth in the value of Common Shares.

Base Salaries

Base salaries for the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level for comparable companies within the relevant industry, adjusted to reflect a higher weighting to variable compensation for the most senior executives.

Short-Term Incentives

The Corporation's short-term incentive plan is comprised of a cash bonus award based on both the financial performance of the Corporation and the individual performance of the executive officer. All bonus awards in connection with 2002 performance were made in respect of individual performance.

Long-Term Incentives

Long-term incentives are intended to reward management based on increases in the value of Common Shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Corporation's long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

The Corporation's long-term incentives consist of:

(a) *A Stock Option Plan ("SOP")*, under which the Corporation grants options to purchase Common Shares at a fixed price, being the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day preceding the date of the grant. Generally, for the named executive officers (as defined below), options are granted annually in the range of two to three times base salary (determined by multiplying the number of shares under option by the exercise price). Under the SOP, the Board has the discretion to grant options having up to a 10-year term, and being subject to vesting provisions and any other conditions considered appropriate. All outstanding stock options have a 10-year term and contain vesting provisions as follows: 20% of the options will vest on the first anniversary following the date of grant; and a further 20% will vest on each of the four subsequent anniversary dates. Stock options granted in 2000, 2001 and 2002 also contained an accelerated vesting feature specifying that on the first day that the market price of the Common Shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable. Effective June 28, 2002, the market growth option feature, which provided the participant with the ability to receive, at the participant's election and without payment to the Corporation, a cash amount reflecting the market appreciation of a Common Share from the date of the stock option grant, was discontinued. The maximum number of Common Shares issuable under the SOP is 13 million.

In February 2003, in order to further align the interests of management with those of the Corporation's shareholders the board of directors discontinued the accelerated vesting feature outlined above for stock options granted in February 2003. The board of directors also adopted a new policy in connection with the stock options granted in February 2003, requiring key executives of the Corporation (including all named executive officers) to hold, for at least one year, the "net shares" of the Corporation received from the exercise of an option granted on or after February 10, 2003. For this purpose "net shares" means the number of Common Shares obtained through the exercise of such option, less the number of Common Shares required to be sold in order to make payment of: (a) the exercise price of the option; and (b) any income taxes attributable to the gain on exercise of the option.

(b) *A Management Deferred Share Unit Plan ("MDSUP")*, under which senior officers designated by the HR Committee may elect to receive all or a portion of their annual performance awards in deferred share units ("Units"). The annual performance awards are converted to Units based on the closing price of the Common Shares on the Toronto Stock Exchange on the date the Units are granted. The portion of the annual performance award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. An officer who holds Units will receive additional Units as dividends are paid in Common Shares on the same basis as if the dividends were reinvested pursuant to the Corporation's dividend reinvestment plan. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation.

Prior to August 2002, the Corporation also had a Management Share Purchase Plan ("SPP") that was intended to advance the interests of the Corporation and its subsidiaries by encouraging and enabling the acquisition of a larger share interest in the Corporation by key executives of the Corporation and its subsidiaries. The maximum term of any loans granted thereunder was ten years and the maximum number of Common Shares issuable thereunder was 10 million. Loans outstanding under the SPP at the time it was discontinued will be repaid in accordance with their original terms.

Other Components

The other components of the total executive compensation program are pension, other benefits and perquisites.

Each element of the executive compensation program fulfills a different goal. The HR Committee places the greatest emphasis for the named executive officers on the short-term and long-term incentive programs which are designed to link their interests with those of the Corporation's shareholders, and the least emphasis on pension, other benefits and perquisites.

Compensation of the Chief Executive Officer

Mr. Kerr, who served as CEO until June 1, 2002, was paid a 2002 base salary of $425,000, a 24.1% decrease from the 2001 level of $560,000. Mr. Kerr received a performance award of $123,000 for services rendered in 2002, all of which related to individual performance based on the degree to which he achieved his 2002 objectives pre-determined by the HR Committee and the Board. The objectives included increasing the coordination between Noranda and Falconbridge, improving the performance of under-performing assets and identifying a new CEO. He elected to receive 8,900 Units pursuant to the MDSUP in lieu of receiving this performance award in cash. In February 2002, Mr. Kerr was granted options under the SOP to purchase 100,000 Common Shares at an exercise price of $15.55 per share and in February 2003, he was granted options under the SOP to purchase 85,000 Common Shares at an exercise price of $13.82 per share.

Mr. Pannell was appointed President and CEO effective June 1, 2002 after serving as President and Chief Operating Officer of the Corporation from September 2001 to May 31, 2002. Mr. Pannell was paid a 2002 base salary of $400,000 and received a performance award of $150,000 for services rendered in 2002, the minimum performance award for 2002 agreed to by the Corporation at the time Mr. Pannell assumed the position of CEO. In February 2002, Mr. Pannell was granted options under the SOP to purchase 200,000 Common Shares at an exercise price of $15.55 per share. In July 2002, Mr. Pannell received an SPP loan of $1,999,878.20 that was applied in payment of the subscription price of 137,260 Common Shares. In February 2003, Mr. Pannell was granted options under the SOP to purchase 130,000 Common Shares at an exercise price of $13.82 per share.

Report presented by the Human Resources Committee: André Bérard, Jack Cockwell, Trevor Eyton, Al Flood, Norman Gish and Robert Harding.

SUMMARY COMPENSATION OF NAMED EXECUTIVE OFFICERS[1]

The following table sets forth all compensation paid or payable for services rendered during the financial years ended December 31, 2002, 2001 and 2000, in respect of the CEO and the four other most highly compensated individuals performing a policy-making function in respect of the Corporation (the "named executive officers"):

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[7]	Securities Under Options Granted[2] (#)	Management Deferred Share Units (#)	All Other Compensation ($)[9]
David Kerr[10]	2002	425,000	123,000[8]	—	100,000	8,900[8]	6,383
Chairman	2001	560,000	126,000[8]	17,060	108,000	8,176[8]	10,732
	2000	540,000	155,520	20,470	89,000	—	9,835
Derek Pannell[3][10]	2002	400,000	150,000	—	200,000		6,457
President & CEO	2001	360,000	30,000	—	195,000	—	1,765
Lars-Eric Johansson[4]	2002	289,000	45,000	30,975	51,125	—	7,416
Executive Vice-President &					42,000FL		
Chief Financial Officer	2001	267,333	55,579	—	42,000FL	—	2,079
	2000	258,833	97,187	—	21,000FL	—	2,013
Robert Sippel	2002	250,000	73,000	—	32,000	—	4,471
President, Magnesium	2001	226,692	44,850	—	43,250	—	4,519
Business Unit	2000	210,000	74,561	—	17,000	—	4,200
Fernando Porcile[5]	2002	US275,000	30,000	—	10,225	—	—
President, Copper South							
Business Unit							
William Brooks[6]	2002	US330,000	US25,000	US22,617	55,000	—	US5,500
President & CEO	2001	US330,000	US35,000	US20,440	59,250	—	US5,100
Noranda Aluminum, Inc.	2000	US305,000	US109,593	US17,603	50,000	—	US5,250

Notes:

(1) *The table is presented in accordance with Form 40 of Regulation 1015 of Revised Regulations of Ontario, 1990, under the Securities Act (Ontario).*

(2) *For details on the terms of the options granted, see "Share Options" below.*

(3) *Mr. Pannell was appointed President and CEO of the Corporation effective June 1, 2002. He held the position of President and Chief Operating Officer of the Corporation for the period September 2001 to May 31, 2002. The amount of $360,000 shown as salary for 2001 represents an annual salary of which Mr. Pannell was paid $118,000 for the period September to December 2001.*

(4) *Mr. Johansson was appointed Executive Vice President and Chief Financial Officer of Noranda effective June 1, 2002. He was formerly Senior Vice-President and Chief Financial Officer of Falconbridge. The amounts shown as salary and bonus represent the aggregate amounts paid to Mr. Johansson by the Corporation and Falconbridge for 2002. The options shown for Mr. Johansson include options to purchase common shares of Falconbridge (indicated as "FL" above).*

(5) *Mr. Porcile was appointed President for the Copper South Business Unit effective April 1, 2002. The amount of US$275,000 shown as salary for 2002 represents an annual salary, of which Mr. Porcile was paid the Chilean peso equivalent of US$202,259 for the period April 1 to December 31, 2002. Mr. Porcile's compensation is stated in US Dollars and he is paid in Chilean pesos, converted on a monthly basis. On December 31, 2002, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was 1.5796 (Cdn. $1.00 equals US $0.63307).*

(6) *Mr. Brooks' compensation is stated and paid in US Dollars. On December 31, 2002, the Bank of Canada noon rate of exchange for the conversion of one United States dollar into Canadian dollars was 1.5796 (Cdn. $1.00 equals US $0.63307).*

(7) *For each of Messrs. Kerr and Pannell, the amounts include an imputed interest benefit from his SPP loans and the dollar value of the difference between the price paid for Common Shares with his SPP loan (at a 10% discount) and the average price of Common Shares on the Toronto Stock Exchange on the relevant date which, for 2002, was nil (See "Indebtedness of Directors and Senior Officers"). In the case of Mr. Brooks, the amounts approximate the above-market portion of interest credited in connection with a non-qualified deferred compensation plan in which he participates. The value of perquisites and other personal benefits for each named executive officer does not exceed the lesser of $50,000 and 10% of the total of his annual salary and bonus.*

(8) *Mr. Kerr elected to receive this bonus in the form of Units in lieu of receiving cash. The Units shown for 2001 were granted in February 2002 at a price of $15.41 per Unit and those shown for 2002 were granted in February 2003 at a price of $13.92 per Unit, pursuant to the MDSUP. (See "Report on Executive Compensation—Long-Term Incentives").*

(9) *In the case of Messrs. Johansson, Kerr, Pannell and Sippel, the amounts include the Corporation's contributions under the Employee Share Savings Plan (the "ESSP"). These individuals participated in the ESSP on the same basis as all other participating employees. Under the ESSP, employees can contribute up to 5% of their salary towards the purchase of Common Shares, with the Corporation contributing cash to the extent of 30% of eligible contributions towards the purchase of additional Common Shares. For Mr. Johansson, this amount also includes life insurance premiums paid for by the Corporation. In the case of Mr. Brooks, the amounts represent vested employer matching contributions under a defined contribution plan qualified under section 401(k) of the U.S. Internal Revenue Code maintained by Noranda Aluminum, Inc.*

(10) *Messrs. Kerr and Pannell also participate in an investment fund established by Partners. In January 2002, Mr. Kerr received an annual distribution of $155,000 from the fund and, in January 2003, Messrs. Kerr and Pannell each received an annual distribution of $178,200 from the fund. See "Principal Holders of the Corporation's Voting Shares" above.*

SHARE OPTIONS

Options to purchase Common Shares are granted each year at the discretion of the Board to officers of the Corporation pursuant to the SOP described above under "Report on Executive Compensation—Long-Term Incentives".

The following table sets forth individual grants of stock options since January 1, 2002 to the named executive officers:

OPTION GRANTS SINCE JANUARY 1, 2002

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees in 2002/2003	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant/ Expiration Date
David Kerr	85,000	7.34%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	100,000	4.52%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012
Derek Pannell	130,000	11.23%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	200,000	9.04%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012
Lars-Eric Johansson	50,000	4.32	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	51,125	2.31%	$15.90	$15.90	July 25, 2002/July 24, 2012
	42,000FL [2]	3.59%	$16.58	$16.58	Jan. 30, 2002/Jan. 29, 2012
Robert Sippel	33,500	2.89	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	32,000	1.45%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012
Fernando Porcile	18,500	1.60%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	17,500FL [2]	2.43%	$16.65	$16.65	Feb. 5, 2003/Feb. 4, 2013
	10,225	0.46%	$15.90	$15.90	July 25, 2002/July 24, 2012
William Brooks	37,500	3.24%	$13.82	$13.82	Feb. 10, 2003/Feb. 9, 2013
	55,000	2.49%	$15.55	$15.55	Feb. 7, 2002/Feb. 6, 2012

Notes:

(1) *The options to purchase the specified number of Common Shares and, in the case of Messrs. Johansson and Porcile, Falconbridge common shares, vest as follows: 20% on the first anniversary following the date of grant and a further 20% on each of the four subsequent anniversary dates. For options granted in 2002, the first day that the market price of the Common Shares is 20% greater than the exercise price of the options, the final tranche of unvested options outstanding on that date shall immediately vest and be exercisable. Each named executive officer is required to hold, for at least one year, the net shares of the Corporation received from the exercise of options granted in or after 2003. For this purpose, "net shares" means the number of Common Shares obtained through the exercise of the option, less the number of Common Shares required to be sold in order to make payment of: (a) the exercise price and (b) any income taxes attributable to the gain on exercise of the option.*

(2) *Options to purchase common shares of Falconbridge.*

The following table sets forth details of each exercise of stock options during the period commencing January 1, 2002 and ending February 28, 2003 by the named executive officers, and the value as at February 28, 2003 of unexercised options on an aggregated basis:

AGGREGATED OPTION EXERCISES DURING THE PERIOD COMMENCING JANUARY 1, 2002 AND ENDING FEBRUARY 28, 2003, AND OPTION VALUES AS AT FEBRUARY 28, 2003

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*[1]	*Unexercised Options at February 28, 2003 (#) Exercisable/ Unexercisable*	*Value of Unexercised in-the-money Options at February 28, 2003 ($) Exercisable/ Unexercisable*[2]
David Kerr	nil	—	393,540/258,260	nil/nil
Derek Pannell	nil	—	258,030/343,320	nil/nil
Lars-Eric Johansson	nil	—	—/101,125	nil/nil
	17,500(FL)[3]	37,300	108,300/85,200	nil/nil
Robert Sippel	6,000	28,968	74,670/83,980	nil/nil
Fernando Porcile	nil	—	—/28,725	nil/nil
William Brooks	23,700	120,349	125,530/126,120	nil/nil

Notes:

(1) *Determined on the basis of market value at date of exercise.*
(2) *Calculated based on the February 28, 2003 closing price on The Toronto Stock Exchange for Common Shares, being $13.19.*
(3) *Options to purchase common shares of Falconbridge.*

MANAGEMENT DEFERRED SHARE UNIT PLAN

Units may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash performance awards, pursuant to the MDSUP described above under "Report on Executive Compensation—Long-Term Incentives".

The following table sets forth the Units issued to named executive officers in lieu of cash bonus awards since January 1, 2002.

MANAGEMENT DEFERRED SHARE UNITS ISSUED SINCE JANUARY 1, 2002

Name	*Date Units Issued*	*Units Granted (#)*	*% of Total Units Granted*	*Units Vested (#)*	*Exercise or Base Price ($/Security)*	*Unexercised Units at February 28, 2003 (#)*	
						(#)	*($)*
David Kerr	February 10, 2003	8,900	100%	nil	$13.92[1]	8,900	117,391
	February 7, 2002	8,176	100%	1,715	$15.41[1]	8,573	113,078

Notes:

(1) *Equal to the closing price of the Common Shares on the Toronto Stock Exchange (i.e., the market value of the class of security underlying the Unit) on February 10, 2003 and February 7, 2002, being the respective dates of issue.*
(2) *The difference between the number of unexercised Units and the number of Units granted to Mr. Kerr reflects additional Units issued as dividends are paid on the Common Shares.*

PENSION AND RETIREMENT ARRANGEMENTS

Retirement Annuity Pension Plan for Canadian Salaried Employees

The Noranda Retirement Annuity Pension Plan ("RAP") for Canadian salaried employees provides comprehensive coverage on a defined benefit basis. The formula contains a partial offset for the Canada Pension Plan benefit and the survivor benefit is a lifetime pension with a guarantee period of 5 years. In order to provide a survivor benefit of 66⅔% of the basic pension, the amount shown on the following table would have to be reduced.

In October 2001, the Board approved an amendment to the RAP to add a defined contribution option effective January 1, 2002. In 2002, the named executive officers, with the exception of Messrs. Brooks, Johansson and Porcile, were given a one-time choice to either remain in the current defined benefit option or elect the new defined contribution option of the RAP.

Messrs. Kerr, Pannell and Sippel elected to continue participating in the defined benefit portion of the RAP. The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories assuming retirement at age 65, or at age 60 after completion of 20 years of service.

The amounts shown in the table are payable for life and guaranteed for five years. The amounts shown are after adjustment for the estimated Canadian Pension Plan benefit offset. The Corporation requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66⅔% of the member's pension unless the spouse waives this condition. The annual pension remuneration will differ from the amounts shown in the table depending on the age of the spouse at the member's retirement and on interest rates at that time.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

Annual Remuneration	*Retirement Benefits by Years of Credited Service ($)*								
($)(1)	*5 yrs.*	*10 yrs.*	*15 yrs.*	*20 yrs.*	*25 yrs.*	*30 yrs.*	*35 yrs.*	*40 yrs.*	*45 yrs.*
250,000	21,200	42,400	63,600	84,800	106,000	127,200	148,400	170,275	192,150
275,000 and above(2)	23,375	46,775	70,150	93,550	116,925	140,325	163,700	187,775	211,825

Notes:

(1) *Remuneration is calculated on the basis of the average of the best 60 months' of basic pay prior to retirement. Effective January 1, 2002 remuneration includes basic pay and earnings paid from the Incentive Plan, Bonus Plan or Profit Sharing Plan that are set from time to time by the Board.*

(2) *To limit the Corporation's retirement benefit liability, an annual remuneration level of $225,000 was established as the maximum average remuneration eligible for pension calculations. This limit was increased to $275,000 effective January 1, 2002.*

For purposes of computing the total retirement benefit of the participating named executive officers, estimated years of credited service at normal retirement age (65) are: 36 years for Mr. Kerr; 42 years for Mr. Pannell; and 41 years for Mr. Sippel.

The accrued retirement income benefits of the named executive officers in the RAP defined benefit option exceed maximum pension benefit limits as specified by the Canada Customs and Revenue Agency. The excess benefits are payable directly by Noranda.

Mr. Pannell is entitled to a supplementary pension payable at normal retirement age, on a joint and survivor basis of $155,000 per annum reduced by the actuarial equivalent of the appreciation in value of Noranda share compensation plan participations granted to him.

Retirement Plan for U.S. Salaried Employees

Mr. Brooks participates in the defined benefit retirement plan for U.S. salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of credited service categories assuming retirement at age 65. The US$ amounts shown are payable for life and guaranteed for five years. The U.S. Pension Plan formula contains a partial offset for the U.S. Social Security benefit. The amounts shown are after adjustment for the estimated offset.

PENSION PLAN TABLE (U.S. SALARIED EMPLOYEES)

Annual Remuneration (US$)[1]	*Retirement Benefits by Years of Credited Service ($)*				
	15 yrs.	*20 yrs.*	*25 yrs.*	*30 yrs.*	*35 yrs.*
300,000	76,500	102,000	127,500	153,000	178,500
400,000	102,800	137,000	171,300	205,500	239,800

Note:

(1) *Remuneration for the purposes of such pension plan includes base salary, bonus and profit sharing. Remuneration is calculated on the basis of the average of the five calendar years immediately preceding and including the year of termination.*

For purposes of computing the total retirement benefit of Mr. Brooks, estimated years of credited service at normal retirement age (65) are 24 years.

Retirement Income Plan

Mr. Johansson participates in the Falconbridge Limited Retirement Income Plan ("RIP"), a defined benefit retirement plan for Canadian based salaried employees. Credited service for Mr. Johansson as at December 31, 2002 was 13.3 years.

The RIP provides comprehensive coverage on a defined benefit basis and it includes features such as protection against inflation, several retirement options including retirement after 30 years of service, a supplemental temporary pension until age 65, and survivor benefit of 66⅔% of the basic pension.

Mr. Johansson has, to date, accrued retirement income benefits that exceed Canada Customs and Revenue Agency's maximum pension limits. The excess benefits are payable directly by the Corporation.

The following table sets forth the total annual retirement benefits payable under the RIP to participants in the specified compensation and years of service categories, assuming retirement at age 65:

Remuneration ($)[1]	*Retirement Benefits by Years of Credited Service ($)*					
	15	*20*	*25*	*30*	*35*	*40*
300,000	67,500	90,000	112,500	135,000	157,500	180,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
500,000	112,500	150,000	187,500	225,000	262,500	300,000

Note:

(1) *Remuneration for a year for the purposes of the RIP of an Executive (including Mr. Johansson) includes base salary and the lesser of the actual amount of the annual incentive bonus program payment and the amount of the target bonus. The pension benefits are based on 1.5% per year of service. There is no reduction in amounts paid under the RIP to reflect social security payments.*

Other

Mr. Porcile participates in the Chilean national pension scheme which requires Chilean national employees to make prescribed personal contributions into a strictly regulated personal retirement investment fund. Noranda does not make any supplementary contributions to Mr. Porcile's account. However, Noranda has agreed to pay Mr. Porcile the equivalent of his base salary, in effect at such time as his employment may be terminated, until he reaches the age of 65 unless he voluntarily resigns or his employment is terminated for just cause. In the event Mr. Porcile continues to work for the Corporation after he reaches the age of 65, Noranda will pay Mr. Porcile a severance amount of 1 month of base salary for each year and partial year worked from his initial start date as provided for by Chilean legislation, in the event his employment is terminated other than for just cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at February 28, 2003, the aggregate indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of all current and former officers, directors and employees of the Corporation or its subsidiaries to the Corporation or its subsidiaries entered into in connection with a purchase of securities was approximately $9.3 million. The largest aggregate amount of debt outstanding during the year ended December 31, 2002 was $10.7 million. This indebtedness represents loans made by the Corporation pursuant to the SPP and other loans, as described below.

In response to changing US guidelines on executive loans, the Board discontinued granting any further executive loans under the SPP in July 2002. Under the SPP, loans were made to key employees of the Corporation and its subsidiaries for the purchase of Common Shares at a 10% discount from a prescribed formula for determining market price. Such Common Shares were pledged as collateral security for the payment of the loans. Loans bear interest equal to the cash dividends paid on Common Shares and are repayable within a period of ten years. Unless otherwise approved by the Board, a participant is only permitted to repay each loan to the extent of 20% per year on a cumulative basis. In July 2002, a ten-year $1,999,878.20 loan was made to Mr. Pannell under the SPP to be applied in payment of the subscription price of 137,260 Common Shares.

In 2002, loans were also made to Messrs. Johansson and Pannell to purchase designated securities. Each such loan is evidenced by a promissory note of the executive officer and the designated securities are pledged as collateral security for the payment of the note. The loans bear interest, payable on a quarterly basis, at a rate equal to the prime rate of a Canadian chartered bank.

The following table sets forth the names of the directors and officers of the Corporation to whom loans have been made, together with the largest amount outstanding during the fiscal year ended December 31, 2002 and the amount outstanding as at February 28, 2003:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	*Involvement of Issuer or Subsidiary*	*Largest Amount Outstanding during Financial Year Ended December 31, 2002 ($)*	*Amount Outstanding as at February 28, 2003 ($)[1]*
David Kerr[2] Chairman Toronto, Ontario	SPP Loan	3,134,430	3,134,430
Derek Pannell[2] President and CEO Toronto, Ontario	Loans SPP Loan	484,000 1,999,878	484,000 1,999,878
Lars-Eric Johansson Executive Vice-President & CFO Oakville, Ontario	Loan	250,000	250,000
Aaron Regent Executive Vice-President & CFO[3] Toronto, Ontario	Loans	3,468,353	3,468,353
Martin Schady Senior Vice-President, Corporate Development Mississauga, Ontario	SPP Loan	500,018	500,018

Notes:

(1) *The security for such indebtedness comprises Common Shares, Nexfor common shares, and securities of Partners and its publicly traded associated companies.*
(2) *Messrs. Kerr and Pannell are currently, and are proposed nominees for election as, directors of the Corporation.*
(3) *Mr. Regent was the Corporation's Executive Vice-President and CFO until May 31, 2002. Effective June 1, 2002, he was appointed President and Chief Executive Officer of Falconbridge.*

COMPENSATION OF DIRECTORS

Directors (other than directors who are employees of the Corporation) are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. For the year ended December 31, 2002, the annual retainer paid to each such director by the Corporation was $15,000. In addition, such directors who were members of Board Committees received an annual retainer of $3,000 for each Committee membership. Each such director also received a fee of $2,000 for each meeting of the Board attended (other than the meeting held immediately following the annual meeting of shareholders) and a fee of $1,000 for each Committee meeting attended.

The retainer and attendance fees otherwise payable by the Corporation to Messrs. Cockwell, Eyton, Flatt, Harding and Myhal during 2002 were paid to Brascan.

Non-employee directors may elect to receive their annual retainer fees and/or meeting attendance fees in deferred share units ("Units") under the Corporation's Deferred Stock Unit Plan for Non-Employee Directors ("DSU Plan"). The DSU Plan is intended to promote a greater alignment of interests between non-employee directors and the shareholders of the Corporation. A Unit is a bookkeeping entry having the same value as one Common Share, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's period of Board service. A director who holds Units will receive additional Units as dividends are paid on Common Shares on the same basis as if the dividends were reinvested pursuant to the Corporation's dividend reinvestment plan. The cash value of the Units, when redeemed, will be equivalent to the market value of an equivalent number of Common Shares at the time the director ceases to serve as a director. Payment of such value may be in cash or Common Shares purchased on the open market. As of December 31, 2002 the total Units held by participating directors was 23,987.75, the accrual in respect of which was approximately $341,000.

At the discretion of the Board, directors other than executives of the Corporation or of Brascan and its associated companies, may also from time to time be granted options to acquire Common Shares. In February 2002, Ms. Kempston Darkes and Messrs. Balogh, Bérard, Flood, Gish, McCutcheon and McKenna were each granted options to purchase 5,000 Common Shares at an exercise price of $15.55 per share pursuant to the SOP to more closely align their interests with those of the Corporation's shareholders.

Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings.

Messrs. Balogh, Cockwell, Flatt, Harding, Kerr and Pannell are also directors of Falconbridge. Directors of Falconbridge who are not employees of Falconbridge are compensated by Falconbridge for their services as directors through a combination of retainer fees and meeting attendance fees. For the year ended December 31, 2002, the annual retainer paid to each such director was $15,000 and the fee for each meeting of the board of directors attended (other than the meeting which may be held immediately following the annual meeting of shareholders) was $2,000. The annual retainer payable to each such director who was a member of a committee of the board of directors was $3,000 and the fee for each committee meeting attended was $1,000. The annual fee payable to each director who was Chair of a committee was $1,000. The retainer and attendance fees otherwise payable by Falconbridge to Messrs. Kerr and Pannell, and those to Messrs. Cockwell, Flatt and Harding, during 2002 were paid to Noranda and Brascan, respectively. In recognition of his experience and knowledge of Falconbridge, and its activities, Mr. Balogh, in addition to the directors' compensation referred to above, is paid $50,000 per annum as Chairman of Falconbridge's board of directors and $8,000 per annum as Falconbridge's nominee on the board of directors of its subsidiary Falconbridge Dominicana, C. por A. ("Falcondo"). Mr. Balogh is also paid an annual fee of US$8,000 by Falcondo for his services as a director thereof.

PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five fiscal years on the Corporation's Common Shares with the cumulative total return of the S&P/TSX 300 Total Return Index and the S&P/TSX Canadian Diversified Metals and Mining Total Return Index:



FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 1997 – December 31, 2002
Noranda Inc.
S&P/TSX Composite Total Return Index
S&P/TSX Diversified Metals & Mining Total Return Index
200
175
150
125
100
75
50
1997
1998
1999
2000
2001
2002

	1997	1998	1999	2000	2001	2002
Noranda Inc.	100.0	86.5	115.0	93.3	98.4	97.7
S&P/TSX Composite Total Return Index	100.0	98.4	129.6	139.2	121.7	106.6
S&P/TSX Diversified Metals & Mining Total Return Index	100.0	67.8	100.1	86.3	94.1	103.4

Notes:

(1) *Assumes Common Share dividends are re-invested on the ex-dividend date.*

(2) *On December 31, 1998 the Corporation completed the distribution to its common shareholders of its interest in Nexfor Inc. (formerly Noranda Forest Inc.) ("Nexfor") and Canadian Hunter Exploration Ltd. ("Canadian Hunter") by way of a Plan of Arrangement ("Arrangement"). For this graph it has been assumed that the 0.436 of a Nexfor common share and the 0.25 of a Canadian Hunter common share received, for each Common Share held, as a result of the Arrangement were sold on December 31, 1998 and that the proceeds were reinvested into Common Shares on such date.*

(3) *The TSE Mining and Metals Index, to be phased out by the Toronto Stock Exchange in 2003, was used as a comparison in the Corporation's previous management information circulars.*

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board is of the view that Noranda's corporate governance policies and practices, outlined below, are appropriate and consistent with the guidelines for corporate governance adopted by the Toronto Stock Exchange (the "Exchange Guidelines"). The Corporation's specific disclosure relative to these guidelines is set out in Schedule "A" to this Circular. The Board is also of the view that these policies and practices are consistent with the most recent recommendations of the New York Stock Exchange ("NYSE").

The Board will continue to critically assess the Corporation's governance practices to fulfill its commitment to ensure continued effective corporate governance.

BOARD OF DIRECTORS

Mandate

The mandate of the Board, as prescribed by corporate statute, is to manage or supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation.

In fulfilling its mandate, the Board, among other matters, is responsible for:

- reviewing the Corporation's overall business strategies and its annual business plan;
- reviewing the principal risks of the Corporation's business to ensure that these risks are within acceptable limits and that appropriate systems are in place to manage these risks;
- reviewing major strategic initiatives to ensure that the Corporations's proposed actions accord with shareholders' objectives;
- appointing the CEO and reviewing succession planning;
- assessing management's performance against approved business plans and industry standards;
- reviewing and approving the reports issued to shareholders, including annual and interim financial statements;
- ensuring the effective operation of the Board; and
- safeguarding shareholders' equity interests through the optimum utilisation of the Corporation's capital resources, including setting an appropriate dividend policy.

Meetings

The Board meets quarterly to review, among other things, the performance of the Corporation on a consolidated basis and by Business Unit. Results are compared to and measured against a previously established plan and performance in prior years. At these meetings, the Board also receives activity reports of the CEO, and various other reports covering pertinent issues, enabling the directors to oversee the management of the business and affairs of the Corporation. The Corporation's strategies and their implementation are discussed frequently at Board meetings.

One meeting each year is held at site or facility in conjunction with an organized review of the operations, at which the directors are able to increase their knowledge of the Corporation's businesses and gain exposure to key operating personnel.

The Board also conducts one meeting annually devoted to reviewing and assessing the Corporation's Business Plan for the ensuing year and its overall strategic objectives, priorities, opportunities and risks. Management develops the Plan and, at this meeting, presents it for discussion, incorporates strategic input and obtains Board endorsement. This Plan establishes, among other things, a strategic backdrop for the consideration of capital allocation requests throughout the year, as well as benchmarks against which the Board measures the performance of management. At this meeting, management's views of key longer-term trends and global factors of significance are also considered.

Other meetings of the Board are called to deal with special matters as circumstances require.

In 2002, there were four regular meetings, one strategy meeting and five special meetings to review specific strategic initiatives. Four regular meetings and one strategy meeting are scheduled for 2003. Meeting frequency and agenda items may change depending upon the opportunities or risks faced by the Corporation.

Composition and Size

The Board is comprised of 7 independent directors (Messrs. Balogh, Berard, Flood, Gish, McCutcheon and McKenna and Ms. Kemptson-Darkes), 5 individuals nominated by the Corporation's principal shareholder (Messrs. Cockwell, Eyton, Flatt, Harding and Myhal) and 2 directors drawn from senior management (Messrs. Kerr and Pannell). The Board believes that this combination leads to a constructive exchange of views in board deliberations resulting in objective, well-balanced and informed discussion and decision making.

The Board has established criteria for the selection of directors, and the performance of the Board as a whole, in an effort to foster a diversity of viewpoints and to ensure a breadth of business and other relevant experience.

The size of Noranda's Board varies from time to time. It is currently composed of 14 directors, a number considered appropriate for facilitating effective dialogue and decision-making. All proposed nominees are currently directors of the Corporation.

The Board considers that 12 of its 14 directors are "unrelated" within the meaning of the Exchange Guidelines and independent directors under the NYSE standards. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The two related directors, Messrs. Kerr and Pannell are senior executives of the Corporation (i.e., "inside" or management directors).

Prior to June 1, 2002, Mr. Kerr had served as Chairman and CEO of the Corporation. Effective June 1, 2002, Mr. Pannell assumed the roles of President and CEO and Mr. Kerr assumed the role of Chairman.

Independent Board Leader

Since September 1, 2001, Mr. McKenna, the Chairman of the Governance Committee, has served as "Independent Board Leader", in which role he is responsible for the following functions:

- to chair an "in camera" session during each Board meeting without management present in order to give directors an opportunity to fully and frankly discuss issues and provide feedback, serving as a liaison amongst the directors and then between the Board and senior management.
- as described below, to meet privately with each director once a year to discuss, and to receive suggestions on how to enhance, Noranda's corporate governance practices, overall Board effectiveness, and the contributions being made by individual directors.
- should a perceived need arise, to be accessible to all directors to discuss issues of Board independence; and to call a Governance Committee meeting should that be requested or warranted in the circumstances.

Prior Approvals/Risk Management

In addition to those matters which must by law be approved by a company's board of directors, the Board has established a capital investment approval process, procedures and guidelines, with respect to significant capital appropriation requests. The Board annually reviews the planned capital investments of the Corporation. In addition, all capital appropriation requests by the Corporation or its wholly-owned operations that exceed $10 million require specific prior Board approval. Other significant matters such as any material acquisition or disposition of assets also require prior Board approval.

The Board has charged management with identifying Noranda's principal business risks and periodically reviewing with specified Committees and/or the full Board its efforts to address and effectively manage them. Pursuant to a risk management framework, presentations of risk issues are made to the Governance Committee. In addition, risks relating to financial matters are regularly monitored by the Audit Committee; and risks relating to environment, occupational health and safety matters are regularly monitored by the Environment Committee. In connection with risk management, the Board has adopted treasury risk management policies covering specified significant market activities of the Corporation's Corporate Treasury and a commodity trading policy covering metal trading activities. Authorization levels and other parameters have been established in connection therewith, requiring prior Board approval for those transactions exceeding specified materiality thresholds considered by the Board to be appropriate. Other risk management tools include Noranda's Code of Ethics, Environment, Safety & Health Policy, Corporate Disclosure Policy, and the delivery of an annual Insurance Report to the Audit Committee.

Board Activities

A work plan and schedule of Business Unit presentations for the upcoming year are prepared for the Board and each Committee. These are continuously updated to include additional items requested by any Board or Committee member. Other special agenda items are added on an "as needed basis" to reflect the state of the Corporation's affairs and in light of opportunities or risks which it faces.

Board and Committee Effectiveness

An agenda and comprehensive material are distributed in advance of Board and Committee meetings to facilitate appropriate preparation and full participation in discussions and decisions. In addition, directors receive monthly written reports that highlight key financial metrics and information; and periodic oral or written updates from the CEO on matters of strategic significance.

The effectiveness of the Board as a whole is assessed annually, as are Noranda's corporate governance practices. Such assessments include consideration of the operation of the Board and its Committees; the adequacy of information provided to the directors; board structure; the directors' satisfaction with the process for setting the Corporation's strategy and for reviewing and assessing the performance of the Corporation against the Business Plan and the performance of the CEO; and the directors' views on the effectiveness of the Corporation's Board and Committee performance relative to other organizations. The Independent Board Leader conducts interviews with each director to obtain his or her views and input on such matters as well as in connection with the contributions made by individual directors. This assessment process provides an effective vehicle for the Board to consider its own performance and the contributions made by individual directors, to assess its ability to function independently of management, and to assemble and clearly communicate its expectations of management. In addition, directors are invited to propose modifications to improve the Board and Committee functions, and to enhance the Corporation's governance processes, at any time.

Appropriate steps are taken to ensure that new Board members acquire a working understanding of the Corporation's businesses, its strategic and business objectives, and the challenges and risks being faced, in order to enable them to contribute quickly and effectively. Preparatory reading is provided and orientation meetings are arranged with senior executives. Management and operational personnel are readily accessible to all directors on an ongoing basis to provide information about their responsibilities and functional areas, and to answer questions. A Handbook containing information of relevance to directors is distributed annually.

Directors, when elected, serve until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed. The Board has established a retirement age of 70 for directors.

COMMITTEES OF THE BOARD

Committees of the Board are an integral part of the Corporation's governance structure. There are four standing Committees, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. Following every Committee meeting, Committee chairs report to the Board on the activities of their respective Committees, facilitating effective Board discussion and decision-making by providing recommendations on matters within their respective mandates. The Committee mandates are contained in written Terms of Reference periodically reviewed and approved by the Board, and are summarized below. Committee participation ensures that directors have a meaningful opportunity to contribute effectively to Board and Committee deliberations and activities.

All Committees are composed entirely of unrelated directors except the Environment, Safety and Health Committee of which Mr. Pannell is a member.

In addition to the four standing Committees, there may be occasions from time to time when the Board considers it appropriate to form a Special Committee to consider a particular matter.

Mr. Pannell, as CEO, is frequently invited to participate in Committee meetings, in order to share relevant information and provide insight into strategic options and choices available to enhance Committee deliberations. Whenever a Committee considers it appropriate, particularly in connection with matters that affect him personally such as discussions relating to his performance and compensation, Mr. Pannell is directed to absent himself from the meeting.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's corporate accounting and financial reporting practices. Responsibilities include:

- reviewing the quarterly and annual consolidated financial statements and "management's discussion & analysis" prior to their approval by the Board and release to the public
- reviewing accounting practices and policies and results of external audits and related matters
- assessing internal controls over the Corporation's accounting and financial reporting systems
- reviewing the terms of engagement and audit plans of the auditors and non-audit services provided by the auditors
- examining the fees and expenses for audit services and recommending external auditors for appointment by shareholders

For a portion of each meeting, the Audit Committee meets privately with the Corporation's external auditor to discuss and review specific issues as appropriate.

This Committee met four times in 2002. Currently, the members are A.L. (Al) Flood (*Chairman*); Andre Berard, George E. Myhal, C.A. (non-voting); and Frank J. McKenna. In addition to being unrelated and independent directors as described above, all voting members of the Audit Committee meet the additional "independence" test under the Sarbanes-Oxley Act of 2002, in that their directors' fees are the only compensation they, or their firms, receive from the Corporation.

Board Governance Committee

The Board Governance Committee oversees the operations of the Board in discharging its mandate and responsibilities. Responsibilities include:

- reporting annually to the Board on the effectiveness of the performance of the Board as a whole, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors
- reviewing the program of the Board for the upcoming year, and the methods and processes to be pursued in carrying out this program
- approving the engagement of any outside expert by a director at the expense of the Corporation when that is appropriate and necessary for the purpose of allowing that director to discharge his or her mandate and responsibility
- reviewing and endorsing this *Statement of Corporate Governance Practices*

In October 2002, the Board Governance Committee assumed the Nominating function previously carried out by the Human Resources Committee. In this regard, the Committee's responsibilities include:

- considering the appropriate size and composition of the Board
- establishing director selection criteria
- recommending individuals to be proposed for election or appointment as directors
- making recommendations relative to the composition of the various Committees

This Committee met three times in 2002. Currently, the members are Frank J. McKenna (*Chairman*), who also serves as Independent Board Leader; V. Maureen Kempston Darkes; Norman R. Gish; Robert J. Harding; and James W. McCutcheon.

Environment, Safety & Health Committee

In furtherance of the Corporation's commitment to the management of environmental and occupational health and safety matters, the Environment Committee's responsibilities include:

- reviewing the periodic reports to management on the operation of the Corporation's environmental and occupational health and safety management systems, and reporting any significant matters arising from these reports to the Board at its regular meetings

- reviewing the prompt reports to management on significant environmental and occupational health and safety incidents, and reporting to the Board on such incidents at its regular meetings
- responding to the Board with regard to specific issues raised by directors, officers, employees and the public concerning the Corporation's environmental and occupational health and safety matters
- considering and reporting to the Board at its regular meetings on any reports from management on environmental and occupational health and safety matters that may affect the Corporation's medium and long-term business strategies.

This Committee met three times in 2002. Currently, the members are Alex G. Balogh (*Chairman*); J. Trevor Eyton, J. Bruce Flatt; James W. McCutcheon and Derek Pannell.

Human Resources Committee

The Human Resources Committee's responsibilities include:

- reviewing overall compensation plans, strategy, objectives and policies
- annually reviewing and assessing the CEO's performance against pre-agreed objectives, and reviewing performance assessments made of other senior executive officers
- recommending compensation of senior management
- reviewing executive appointments
- ensuring that appropriate senior management succession plans are in place
- periodically considering and making recommendations in connection with the adequacy and form of directors' compensation
- periodically reviewing the Corporation's Stock Option Plan

This Committee's mandate also includes the responsibility of assisting the Board fulfill its fiduciary responsibilities relating to the Corporation's pension plans. Such responsibilities include:

- reviewing the actuarial reports, assumptions and funding policy recommendations adopted by the Corporation's internal pension administration committee ("PAC")
- confirming all appointments to the PAC and considering the PAC's appointment of persons of firms to be engaged as the trustee, custodian, actuary, principal investment advisor and auditor
- reviewing the investment strategy, objectives and policies and the funding strategy relating to the pension plans
- considering the audited financial statements of the pension fund for each pension plan, as approved by the PAC
- reviewing periodic reports of the PAC concerning material aspects of the functioning and performance of, and compliance with regulations and approved strategies relating to, the pension plans
- reviewing significant amendments to the pension plans

This Committee met five times in 2002. Currently, the members are Jack L. Cockwell (*Chairman*); André Bérard; J. Trevor Eyton; A.L. (Al) Flood, Norman R. Gish and Robert Harding.

Board and Committee Information

The information provided by management to directors is considered to be critical to their effectiveness. In addition to the reports presented to the Board and its committees at their regular and special meetings, the directors are also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation's strategic plan and the attainment of its objectives. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

COMMUNICATION AND DISCLOSURE POLICIES

The Board approves the Corporation's annual consolidated financial statements; news releases involving the dissemination of quarterly financial information; quarterly reports to shareholders; and the content of Noranda's other significant disclosure documents. In addition to being available to all shareholders and the general public upon request, these and other prescribed documents are available on the Canadian regulatory-mandated electronic database known as "SEDAR" (the System for Electronic Document Analysis and Retrieval) (http://www.sedar.com). The Corporation has also established and maintains a corporate web site (http://www.noranda.com) featuring, among other things, an investor relations section including past annual reports, press releases, and other supplemental information/presentations referred to below; as well as operational and environmental sections.

Senior officers of Noranda will make presentations and respond to shareholder enquiries at the Meeting to explain the Corporation's business results for the prior year and its business objectives and strategies for the future. They also meet periodically with institutional investors and mining industry analysts to facilitate their understanding of matters that have been publicly disclosed. Presentations at investor conferences are promptly made available on the Internet.

Following the dissemination of its financial results by way of news release, Noranda broadcasts its quarterly conference call over the Internet. This broadcast is accessible on a live and recorded basis via telephone and the Internet. Replay of the recorded calls is available for a week after the call while the webcast remains available for a one-year period. This initiative allows all investors, analysts, the news media and other interested individuals to simultaneously listen to senior management presentations on such matters and ask questions via the telephone or via the Internet. Electronic slide presentations are also posted on the Corporation's website after the issuance of a news release on quarterly or annual results, usually several hours prior to the conference call.

At other times, appropriate senior officers of the Corporation are available to provide information to, and respond promptly to queries from shareholders, the news media and the general public. Site visits for investors and financial analysts are organized periodically to facilitate an understanding of operations by the financial community. No disclosure of competitive, non-public material information is permitted during these visits. One-on-one meetings also take place occasionally with designated senior management, with discussion being limited to publicly disclosed financial information and issues.

Telephone numbers are provided on the last page of the Corporation's 2002 Annual Report. Noranda has also established a toll-free line by which shareholders can directly contact the transfer agent and registrar for certain information.

The Corporation also has a Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation's communications with the investment community are timely, consistent and in compliance with all applicable securities legislation.

OTHER INFORMATION

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and a $25 million excess policy (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan, which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation (in each case, an "Insured Organization").

Generally, under this insurance coverage, an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

Both policies were effective November 1, 2001 at a combined aggregate premium to the Corporation of $127,500, of which $96,500 was payable entirely by the Corporation and the balance was payable entirely by subsidiary and associated companies of the Corporation. Of the $96,500 payable directly by the Corporation, an estimated $30,000 was payable in respect of its directors as a group and $66,500 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda, is currently negotiating a power supply agreement with Brascan Energy Marketing Inc. ("BEMI"), a wholly-owned subsidiary of Brascan. Closing is subject to completion of mutually acceptable definitive documentation and is anticipated to occur on or before June 1, 2003, which is the date on which Aluminum's existing 30-year power supply contract with a third-party expires. Under the proposed arrangement, BEMI would provide Aluminum's New Madrid primary aluminum smelter with up to 500 MWh of electricity annually for a two-year period commencing June 1, 2003 at rates based on market prices.

Pursuant to an agreement between the Corporation and Brascan, the Corporation may require Brascan, at any time prior to April 30, 2003, to purchase up to 12 million of a series of preferred shares of the Corporation (the "Preferred Shares") at a price of $25.00 per share, for gross proceeds of up to $300 million. The Preferred Shares will carry a quarterly cumulative dividend at a rate of 8% per annum which, at the Corporation's option and subject to regulatory approval, may be paid in cash or in common shares of the Corporation. The Corporation may, at any time, redeem the Preferred Shares upon (i) payment of $25.00 per share together with all accrued and unpaid dividends up to but excluding the date fixed for redemption, or (ii) at the Corporation's option at any time after five years from the date of issue of such shares, delivery of that number of Common Shares equal to the redemption price divided by the greater of $2.00 and 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion, or, if that fourth day is not a trading day, on the immediately preceding trading day. If the Corporation redeems any Preferred Shares within 120 days of the date of their issue, the redemption price payable by the Corporation will be reduced by $0.75 per share. The Corporation will be required to apply the net proceeds received from any subsequent public issue of its equity securities to redeem the Preferred Shares then outstanding. The Corporation has agreed to pay Brascan a placement fee equal to 3% of the gross proceeds realized by the Corporation upon the sale of any of the Preferred Shares to Brascan.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide to any person without charge, upon request to the Corporate Secretary of the Corporation at its registered office, BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3, one copy of:

(i) the latest Annual Information Form of the Corporation filed with the securities commissions or similar regulatory authorities in Canada, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the comparative Consolidated Financial Statements for its most recently completed financial year and the Auditors' Report thereon;
(ii) this Management Information Circular; and
(iii) any unaudited interim reports to shareholders issued subsequent to the aforementioned Consolidated Financial Statements.

OTHER BUSINESS

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the accompanying Notice of Meeting.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED March 1, 2003.

JULIE GALLOWAY,
Associate General Counsel &
Corporate Secretary

SCHEDULE A

CORPORATE GOVERNANCE GUIDELINES

The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and consistent with the Exchange Guidelines. The following summarizes these guidelines and sets out the Corporation's current practices in each case.

1. **The Board of Directors should explicitly assume responsibility for stewardship of the Corporation and specifically for:**

   (a) Adoption of a strategic planning process
   The Board meets annually and has special meetings as required to review the Corporation's overall business strategies and its annual business plan, and also reviews major strategic initiatives to ensure that the Corporation's proposed actions accord with shareholder objectives.

   (b) Identification of principal risks and the implementation of appropriate risk management systems
   The Board, directly and through its Committees, reviews the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks.

   (c) Succession planning including monitoring senior management
   The Board appoints the Chief Executive Officer and other members of senior management. The Board directly, and through its Human Resources Committee, reviews succession planning.

   (d) Communications policy
   The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.

   (e) Integrity of internal controls and management information systems
   The Audit Committee, through a process of enquiry with management and the auditors assures that the Corporation has adequate internal controls and management information systems.

2-3. **The Board should be composed of a majority of unrelated directors, that is directors who are independent of management and free from any business interests, other than shareholdings, which could interfere with his or her ability to act in the best interests of the Corporation. The Board has the responsibility to apply the definition of unrelated director and disclose annually the principles and conclusions of this application.**
The Board considers that 12 of its 14 directors proposed for election, comprising a majority of the board, are unrelated directors within the meaning of the Exchange Guidelines and independent under the standards of the NYSE. The proposed directors who are considered to be related are Messrs. Kerr and Pannell. In relation to making this determination, the Board has examined the circumstances of each director in relation to a number of factors, including each director's current and past role in the management of the Corporation or its affiliates.

4-5. **The Board should appoint a Committee of non-management directors, a majority of whom are unrelated, to propose new nominees for election to the board and for assessing directors on an ongoing basis. The board should implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.**
The Governance Committee has the responsibility, among other things, for reviewing credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Governance Committee are unrelated directors. One member,

Mr. Harding, is a representative of Brascan. The Governance Committee is responsible, among other things, for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chairman of the Governance Committee and by the Chairman of the Corporation.

6. **The board should provide an orientation and education program for new directors.**
New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

7. **The board should examine its size in relation to effective decision-making and adjust its size where appropriate.**
The Governance Committee is responsible, among other things, for periodically assessing the size and composition of the Board and its committees and making recommendations to the Board. The Board considers that its present size is appropriate given the diversity of its operations.

8. **The board should review the adequacy and form of director compensation to reflect the risk and responsibilities of its directors.**
The Governance Committee is responsible for reviewing and recommending director compensation to the Board.

9. **Board committees should generally be composed of non-management directors, a majority of whom are unrelated.**
Mr. Pannell, a management director, is a member of the Environment Committee. All other committees are composed solely of outside directors, all of whom are unrelated and independent directors. In addition, all voting members of the Audit Committee meet the additional test of independence under the Sarbanes-Oxley Act of 2002.

10. **The board or one of its committees should expressly assume responsibility for developing the Corporation's approach to governance issues, including its response to the Exchange Guidelines.**
While the Board retains overall responsibility for corporate governance matters, its committees each have specific responsibilities for certain aspects of corporate governance. The Governance Committee is responsible for reviewing the Corporation's statement of corporate governance practices, including its response to the Exchange Guidelines.

11. **The board, together with the CEO, should define management's role and responsibilities, including the CEO's corporate objectives.**
The Human Resources Committee is responsible, among other things, for reviewing and reporting to the Board on management resource planning, including succession planning, proposed senior management appointments, and the job descriptions and annual objectives of its senior executives.
The Board believes in the importance of developing business plans to ensure the compatibility of shareholder, board and management views on the Corporation's strategic direction and performance targets, and the effective utilization of shareholder capital. The Board's approval of the annual business plan provides a mandate for senior management to conduct the affairs of the Corporation within the terms of the plan, knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.

12. **The board should have in place appropriate structures to ensure that it can function independent of management.**
At its meetings, the Board regularly engages in a private session with the Corporation's most senior officers without other members of senior management present. The Board also meets independently of all senior management on a regular basis, under the leadership of the Board's lead director. The Board's lead director is the Chairman of the Governance Committee, who is currently Mr. F. McKenna, an unrelated director.

13. **The audit committee of the board should be comprised only of non-management members, should have a specific mandate, and have direct access to the Corporation's internal and external auditors and oversight over these functions.**
The Audit Committee of the Board is composed solely of unrelated directors. The mandate of the Audit Committee is set out in a charter which is reviewed by that Committee and approved by the Board. Among other things, the Audit Committee is responsible for monitoring the Corporation's systems and procedures for internal controls and monitoring the performance of the Corporation's external auditors. The Audit Committee also meets periodically in private with the Corporation's external auditors to discuss and review specific issues as appropriate.

14. **Individual directors should be able to engage outside advisers under appropriate conditions.**
Individual directors of the board are free to consult with members of senior management, whenever they so require, and to engage outside advisors with board authorization.

noranda

QUEBECOR MERRILL
CANADA INC
Printed In Canada

noranda

Noranda Inc.

181 Bay Street, Suite 200
P.O. Box 755, BCE Place
Toronto, ON, Canada M5J 2T3
www.noranda.com
Tel (416) 982 7111
Fax (416) 982 7423

IMPORTANT PLEASE READ

Dear Noranda Shareholder:

In keeping with our efforts to provide you with the most efficient and effective services possible, we are pleased to offer you the option of electronic delivery at no cost to you.

This option will give you the ability to electronically access the following important Noranda documents easily and quickly:

- Annual and quarterly reports, including financial statements
- Notice of shareholder meetings
- Information circular and proxy related materials

How do you accept this offer?

If you prefer the electronic option, you must have an electronic mail (e-mail) account and access to the Internet. **To take advantage of electronic delivery, please go to:**

www.cibcmellon.com/Electronic Delivery

and follow the instructions for enrollment. Alternatively, you can complete the attached consent form and return it to our Transfer Agent, CIBC Mellon Trust Company, by fax at 416-643-5501 or mail the consent form to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

Your enrollment for this option will remain in effect until you advise CIBC Mellon Trust Company in writing at the address noted above.

Benefits of this option

We believe that this service will provide increased convenience to you, provide benefits to our environment, and reduce costs for Noranda. However, we acknowledge that it may not be suitable for everyone and therefore paper copies of Noranda documents will continue to be available.

We hope that you will take advantage of this new online service and enjoy the benefits of doing so.

Noranda Inc.

181 Bay Street, Suite 200
P.O. Box 755, BCE Place
Toronto, ON, Canada M5J 2T3
www.noranda.com
Tel (416) 982 7111
Fax (416) 982 7423

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

TO: Noranda Inc. ("Noranda")

1. I consent, until my consent is revoked by me in accordance with paragraph 8 below, to the electronic delivery of the following documents (the "Documents") of Noranda that Noranda elects to deliver to me electronically, all in accordance with the terms of this Consent:
   - Annual and quarterly reports, including financial statements
   - Notice of shareholder meetings
   - Information circular and proxy related materials

2. I understand and agree that, after my consent has been given and Noranda has filed the Documents with applicable securities regulatory bodies, Noranda or its agent will notify me that a Document that I am entitled to receive electronically is available at Noranda's website with a link to that specific page of the website containing the Document. I agree that such notification will be sent to me at the e-mail address that I have provided below.

3. I acknowledge that access to the Internet, e-mail and the worldwide web are required for me to access a Document electronically and I confirm that I have such access and that I have the necessary technical ability and resources to access any such Document.

4. I understand and agree that:

- Any e-mail notice or other notification will not contain a paper Document
- Any e-mail notice or other notification will contain Noranda's web address (or a hyperlink) identifying where the Documents to be delivered electronically are located
- By entering Noranda's web address into my web browser, or clicking on the hyperlink, I can access, view, download, and print a paper copy of a Document from my computer
- A Document distributed electronically will be in Portable Document Format (PDF)
- Adobe® Acrobat® Reader software is required to view a Document in PDF format and a link to that software will be available at that page of the Noranda website containing the Documents to be delivered electronically.

5. I understand that I may request a paper copy of any Document to be delivered to me electronically by either (1) calling Noranda at 416-982-7153, (2) by sending a fax to Noranda at 416-982-7423, (3) by sending an e-mail to request@noranda.com, or (4) by sending a request in writing by mail to Noranda Inc., Investor Relations Department, BCE Place, 181 Bay Street, Suite 4100, Toronto, Ontario, Canada M5J 2T3, or to CIBC Mellon Trust Company at the telephone number, fax number, e-mail or mailing address set forth in paragraph 8 below. I acknowledge that my request of a paper copy of any Document does not constitute revocation of this Consent.

6. I understand and agree that:

- At any time and without giving me advance notice, Noranda may elect not to send me a Document electronically, in which case a paper copy of the Document will be mailed to me

- If a Document intended to be sent to me electronically is not available electronically, a paper copy of the Document will be mailed to me.

7. I understand that Noranda will maintain on its website any Document sent to me electronically for a period of time corresponding to the notice period stipulated under applicable legislation and that the Documents will remain posted on the website thereafter for a period of time that is appropriate and relevant, given the nature of the Document.

8. I understand that I may revoke or modify my consent at any time and that I may change my e-mail address to which notices are to be delivered to me at any time by notifying CIBC Mellon Trust Company by telephone: 1-800-387-0825, fax: 416-643-5501, e-mail: inquiries@cibcmellon.com or mail: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9. I understand that if I change my email address or revoke or modify my consent, I must notify CIBC Mellon Trust Company. Such change, revocation or modification must actually be received by CIBC Mellon Trust Company in order for it to be effective.

9. I understand that I am not required to consent to electronic delivery.

10. I understand that if Noranda is unable to deliver to me any Document electronically, Noranda will deliver the Document to me through the mail, together with a notice indicating that Noranda was unable to deliver the Document to me using the e-mail address provided to it and will provide me with an opportunity to provide Noranda with a correct e-mail address.

11. I understand that Noranda maintains in confidence the personal information I provide as a shareholder and uses it only for the purpose of shareholder communication.

I am a registered shareholder of Noranda. I have read and understand the terms of this Consent and I consent to the electronic delivery of the Documents on the foregoing terms.

Shareholder name: ______________________________

Shareholder account number: ______________________________

Shareholder signature: ______________________________

Shareholder E-mail Address: ______________________________

Shareholder Mailing Address: ______________________________

____

Date: ______________________________

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

noranda

PROXY SOLICITED BY MANAGEMENT

The undersigned holder of Common Shares of NORANDA INC. hereby appoints DAVID W. KERR, or failing him, DEREK G. PANNELL, or instead of and to the exclusion of either of the foregoing,

....

as nominee, to attend and act for and on behalf of the undersigned at the **Annual Meeting to be held on Wednesday, April 23, 2003**, and at any adjournment thereof.

Shares represented shall be:

voted, ☐, withheld from voting ☐,
in the election of directors;

voted ☐, withheld from voting ☐,
in the appointment and remuneration of auditors.

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of other matters that may properly come before the Meeting.

DATED ...., 2003.

....
Shareholder's Signature

Notes:

1. If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by the Corporation.

2. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.
In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Non-Registered Holders" and "Revocation of Proxies" in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.

3. **To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company by mail in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, not later than the close of business on Tuesday, April 22, 2003 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.**

4. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to CIBC Mellon Trust Company or the Secretary of the Corporation, as set out above.**

5. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

6. If a share is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.

7. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

Noranda around the World



Noranda operates in 17 countries around the world:

- Argentina
- Australia
- Barbados
- Belgium
- Brazil
- Canada
- Chile
- Dominican Republic
- Ivory Coast
- Japan
- Mexico
- New Caledonia
- Norway
- Peru
- South Africa
- Switzerland
- United States



www.noranda.com



noranda